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02042248

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Banking Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4395 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dw

DATE : 7/1/02



SMBC

File No. 82-4395
Exhibit A1(a)
(English Translation)

Sumitomo Mitsui Banking Corporation (SMBC)

Consolidated Financial Results for Fiscal 2001 ended March 31, 2002

Head Office : 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Date of Approval by the Board of Directors: May 24, 2002
Stock Exchange Listings: Tokyo, Osaka, Nagoya, Sapporo and London
URL: http://www.smbc.co.jp

1. Performance (for Fiscal 2001 ended March 31, 2002)

(1) Financial Results — Amounts for March 31, 2001 are prepared for Sakura Bank and Sumitomo Bank on a combined basis.
Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit (Loss)		Net Income (Loss)	
Fiscal year	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2002	3,779,702	(15.0)	(580,628)	-	(463,887)	-
ended March 31, 2001	4,449,177	(13.6)	494,617	32.3	132,408	6.4

	Net Income (Loss) per Share	Net Income(Loss) per Share(diluted)	Return on Stockholders' Equity	Operating Profit on Total Assets	Operating Profit on Operating Income
Fiscal year	¥	¥	%	%	%
ended March 31, 2002	(84.12)	-	(22.2)	(0.5)	(15.4)
Fiscal year	Sakura 9.23	Sakura 9.21	2.7	0.4	10.7
ended March 31, 2001	Sumitomo 25.50	Sumitomo 24.93	6.1	0.5	11.4

Notes: 1. Net income (loss) from unconsolidated entities accounted for by the equity method
(a) Fiscal year ended March 31, 2002: 2,964 million yen (b) Fiscal year ended March 31, 2001: 44,362 million yen
2. Average number of shares outstanding (consolidated)
for the fiscal year ended March 31, 2002: 5,687,010,775
for the fiscal year ended March 31, 2001: (Sakura) 4,112,540,880 (Sumitomo) 3,134,457,110
3. There is no change in accounting methods.
4. Percentages (%) of Operating Income, Operating Profit and Net Income mean the ratio of increase (decrease) from previous year.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
March 31, 2002	108,005,001	2,912,619	2.7	282.85	(Preliminary) 10.45
March 31, 2001	119,242,661	4,012,960	3.4	Sakura 333.46 Sumitomo 426.32	Sakura 11.31 Sumitomo 10.94

Note: Number of shares outstanding (consolidated) as of March 31, 2002: 5,697,737,528
as of March 31, 2001: (Sakura) 4,110,377,885 (Sumitomo) 3,134,135,352

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year	¥ million	¥ million	¥ million	¥ million
ended March 31, 2002	(5,381,510)	5,732,808	(268,813)	2,128,742
ended March 31, 2001	6,776,178	(6,973,889)	(523,666)	2,015,501

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 144
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 5
(c) Number of affiliated companies accounted for by the equity method : 33

(5) Changes of Scope of Consolidation and Application of the Equity Method
Consolidation: Newly consolidated 78, Excluded 18 Equity method: Newly applied 12, Excluded 3

2. Performance Forecast (for Fiscal 2002 ending March 31, 2003) (Millions of yen)

	Operating Income	Operating Profit	Net Income
For the six months ending September 30, 2002	1,700,000	150,000	50,000
For the fiscal year ending March 31, 2003	3,400,000	320,000	100,000

(Reference) Forecasted

This material contain[illegible] of future performance and involve risks
and uncertainties, and [illegible] ts as a result of various factors.
The following items [illegible] ard looking statements in this material:
business conditions i[illegible] r financial services companies, changing

I. Overview of SMBC Group

Sumitomo Mitsui Banking Corporation (SMBC) Group provides mainly banking service and other financial services such as leasing business, securities business, credit card business, investment banking, loan business, factoring business and venture capital etc. The Group is composed of Sumitomo Mitsui Banking Corporation and its 144 consolidated subsidiaries and 38 affiliated companies accounted for by the equity method.

Sumitomo Mitsui Banking Corporation

Banking Business	590 domestic branches and 21 overseas branches Principal subsidiaries and affiliated companies Domestic * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange) * The Bank of Kansai, Ltd. (Listed on the First Section of Osaka Securities Exchange) * THE WAKASHIO BANK, LTD * The Japan Net Bank, Limited (Commercial banking via internet) * SMBC GUARANTEE COMPANY, LIMITED (Credit guarantee) [Sakura Guarantee Co., Ltd.] Overseas * Manufactures Bank * Sumitomo Mitsui Banking Corporation of Canada [Sakura Bank (Canada), The Sumitomo Bank of Canada] * Banco Sumitomo Mitsui Brasileiro S.A. [Banco Sumitomo Brasileiro S.A.] * PT Bank Sumitomo Mitsui Indonesia [PT Bank Sumitomo Indonesia, P.T. Bank Sakura Swadharma]
Leasing	Principal subsidiaries and affiliated companies Domestic * SMBC Leasing Company, Limited [SB Leasing Company, Limited] Overseas * SMBC Leasing and Finance, Inc. [Sumitomo Bank Leasing and Finance, Inc., Sakura Business Finance Inc.]
Other	Principal subsidiaries and affiliated companies Domestic * Sumitomo Mitsui Card Company, Limited (Credit card services) [The Sumitomo Credit Service Company, Limited] * SAKURA CARD CO., Ltd. (Credit card services) * At-Loan Co., Ltd. (Personal loans) [Sakura Loan Partner, Limited] * SMBC Capital Co., Ltd. (Venture capital) [SB Investment Co., Ltd., Sakura Capital Co., Ltd.] * SMBC Consulting Co., Ltd. (Management consulting) [Sakura Institute of Research Inc., The JRI Business Consulting, Limited] * SMBC Factors Co., Ltd. (Factoring) [Sakura Factors Co., Ltd.] * SMBC Finance Co., Ltd. (Mortgage securities, loans and factoring) [Sumigin General Finance Company, Limited] * Mitsui Finance Service Co., Ltd. (Collecting agent and factoring) * Sakura Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange) * SAKURA INVESTMENT MANAGEMENT CO., LTD. (Investment advisory and investment trust management) * The Japan Research Institute, Limited (Economic research, system engineering, data processing and management consulting) * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange) * Sakura Information Systems Co., Ltd. (System engineering and data processing) ** Daiwa Securities SMBC Co. Ltd. (Wholesale securities) [Daiwa Securities SB Capital Markets Co. Ltd.] ** Meiko National Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange) ** DLJ direct SFG Securities Inc. (Securities via internet) ** Daiwa SB Investments Ltd. (Investment advisory and investment trust) ** Japan Pension Navigator Co., Ltd. (Operation and administration of defined contribution pension plans) ** QUOQ Inc. (Purchase of monetary assets and credit guarantee) Overseas * SMBC Capital Markets, Inc. (Investments and derivatives) [Sumitomo Bank Capital Markets, Inc., Sakura Global Capital, Inc.] * SMBC Capital Markets Limited (Derivatives) [SBCM Limited] * Sumitomo Mitsui Finance Australia Limited (Finance) [Sumitomo International Finance Australia Limited]

(*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.
Square bracket shows old names of the companies or the names before the merger.

II. Principles and Management

1. Basic Principles of Management

The Bank's basic management principles are as follows:

- To provide higher value-added services to our customers and together with them achieve growth.
- To create sustainable shareholder value through business growth.
- To provide a challenging and professionally rewarding work environment for our dedicated employees.

Under these principles, the Bank will endeavor to meet customer and market expectations and its economic and social responsibilities in order to acquire solid customer credibility and market credibility.

2. Dividend Policy

With respect to the interest of shareholders, the Bank subscribes to a fundamental policy of conducting appropriate dividends, with certain outlook for enriching capital and preserving sound management basis.

The Bank will pay dividends on common stock for the year-end of Fiscal 2001 by 4.00 yen per share (4.00 of annual dividends, a decrease by 2.00 yen compared as the previous year) because the Bank examined the level of retained earnings and determined to give a priority to preserving appropriate retained earnings by restraining outflow of profit.

The dividend on preferred stock will be kept as prescribed: 10.50 yen annually per share for First Series Type 1, 28.50 yen annually per share for Second Series Type 1, 13.70 yen annually per share for Type 5.

3. Policy concerning the Reduction of Investing Unit

The Bank recognizes that stock market participation of personal investors is necessary to establish the stable and active market. Therefore, the Bank is trying to improve both the quality and quantity of our information sent to personal investors by utilizing our homepage, annual report and so on.

The Bank will examine the reduction of the investment unit with giving careful attention to the stock market conditions.

4. Management Strategy

The business environment has changed remarkably for banks in recent years with the implementation of various regulatory reforms, the globalization of the financial sector and other parts of the economy, and the changes in the structure of industry and society. In order to achieve further growth by capturing various business chances amid these environmental changes, the Bank will concentrate on the following courses of action:

(1) Improving profitability in consumer banking through refined customer segmentation, increased sales of profitable products and services, and a lower cost structure.

(2) Achieving higher asset efficiency in the transactions with domestic and overseas corporations.

(3) Renewed initiatives in international banking business based on a selective regional focus and targeted strategies.

(4) Strategic investment in IT in order to heighten competitiveness in database marketing and providing network platforms to serve small and medium-sized corporate customers.

(5) Establishing a leading position in Internet-related financial business.

5. Issues to be Addressed

Japanese banks are facing very tough business environment, the Bank is making concerted efforts to build strong operating and financial foundations capable of withstanding even the most difficult business conditions. To meet these challenges head on, the Bank has been undertaking the following action plans.

(1) Improving asset quality

The Bank has been further accelerating the improvement of asset quality. In this fiscal year, the Bank implemented the work-out of non-performing loans and at the same time made sufficient reserves to deal with future deterioration in its loan portfolio. The Bank has been tailoring its plans toward each borrower as part of its effort to deal with problem loans in a proactive and uncompromising manner.

(2) Bolstering capability to withstand stock market volatility

The Bank has been further bolstering its ability to absorb risks associated with stock market volatility. The Bank has already been selling holdings to reduce the size of its stock portfolio, in preparation for the limit on bank stockholdings that will take effect in fiscal 2004.

(3) Additional restructuring initiatives

The Bank has implemented additional restructuring initiatives. The Bank has been speeding up the integration of overlapping branches and reexamining its branch network strategy. In addition, the Bank has further reduced the head count by streamlining administrative sections and also improved administrative efficiency by realizing the post-merger benefits in system investment.

(4) Reengineering business practices

In order to build a more robust profit structure, the Bank has been reengineering business practices. To achieve its sustained growth, the Bank will shape an organization that can maintain high profitability as well as excellent asset and capital efficiency by radically altering its envisioned approach to all major businesses.

6. Financial Targets

The Bank aims to achieve banking profit (excluding transfer to general reserve) of 950.0 billion yen and consolidated ROE of more than 10% in FY2004 through business restructuring and strengthening of earning power.

7. Pursuit of Enlightened Corporate Governance

The Bank has two principle institutions for corporate governance: the Board of Directors and Executive Officers. The Executive Officer system aims to clearly divide the responsibility for policy implementation and the responsibility for providing strategic direction and oversight for the Bank's operations. The role of the Board of Directors to supervise the Bank's operation on behalf of shareholders has come to be more emphasized than before, and the day-to-day running of the Bank is in the Executive Officers' charge.

In addition, the Risk Management Committee, Compensation Committee, and Nominating Committee have been constituted from within the Board of Directors. These committees include outside directors and have been established in order to objectively deliberate from a broad and objective perspective matters such as risk management, compliance, and compensation and personnel affairs of members of the Board of Directors and Executive Officers.

And as the supplemental council to the Chairman of the Board and the President, the Bank has an Advisory Board consisting of members such as top executives of blue-chip companies and leading management consultants to provide wide-ranging and unhindered management advice.

III. Performance and Financial Position

(Notes) Amounts for Fiscal 2000 ended March 31, 2001 are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

1. Overview of Consolidated Performance for Fiscal 2001 Ended March 31, 2002

(1) Profit and Loss

The Bank has aimed to early realize the much benefits of merger synergies more than expected at the beginning and endeavored to strengthen its profitability and pare down expenses thorough business restructuring during the fiscal year ended March 31, 2002. The Bank has been further accelerating the improvement of asset quality. In this fiscal year, the Bank implemented the work-out of non-performing loans and at the same time made sufficient reserves to deal with future deterioration in its loan portfolio.

As a result, Operating income amounted to 3,779. 7 billion yen (down 15.0% from the previous year ended March 31, 2001) and Operating expense amounted to 4,360.3 billion yen (up 10.3%) mainly due to decrease of interest income and expenses, decrease of gains on sale of stocks and the drastic disposal of non-performing loans.

Consequently, Operating loss amounted to 580.6 billion yen and Net loss (after adjusting Extraordinary gains/losses) amounted to 463.8 billion yen.

(2) Assets and Liabilities

Deposits amounted to 64,985.9 billion yen (up 1,936.9 billion yen from the previous year ended March 31, 2001) and Negotiable certificates of deposit amounted to 6,662.0 billion yen (down 4,984.8 billion yen).

Loans and bills discounted amounted to 63,645.5 billion yen (down 1,891.5 billion yen).

Total assets amounted to 108,005.0 billion yen (down 11,237.6 billion yen).

(3) Stockholders' Equity

Other securities and other money held in trust that have market value are carried at market value and net unrealized losses on *other securities* of 304.8 billion yen are newly recognized on Stockholders' equity from this fiscal year and Net loss amounted to 463.8 billion yen for this fiscal year. Consequently, Stockholders' equity amounted to 2,912.6 billion yen.

(4) Cash Flows

The Bank used 5,381.5 billion yen of Cash flows from operating activities, generated 5,732.8 billion yen of Cash flows from investing activities and used 268.8 billion yen of Cash flows from financing activities.

Consequently, Cash and cash equivalents as of March 31, 2002 amounted to 2,128.7 billion yen.

(5) Segments

As for business segments, the share of total assets before elimination of internal transactions was 93% for banking business, 1% for leasing business, and 6% for other business. The share of operating income before elimination of internal transactions was 70% for banking business, 14% for leasing business, and 16% for other business.

As for geographic segments, the share of total assets before elimination of internal transactions was 87% (up 0 points from the previous year ended March 31, 2001) for Japan, 6% (up 0 point) for the Americas, 3% (down 0 points) for Europe, and 4% (down 0 point) for Asia and Oceania. The share of operating income before elimination of internal transactions becomes 74% (down 0 points from the previous year ended March 31, 2001) for Japan, 11% (down 2 point) for the Americas, 8% (up 2 points) for Europe, and 7% (up 0 point) for Asia and Oceania.

(6) Capital Ratio (BIS Guideline) (preliminary)

Capital ratio becomes 10.45% on consolidated basis, and 11.50% on nonconsolidated basis.

2. Forecast for Fiscal 2002 ending March 31, 2003

(1) Performance Forecast

Through the fiscal 2002, the Bank will aim to enhance its profitability by efficient management of assets and liabilities in domestic and international market and by restructuring of every aspect of business, and take comprehensive action for resolution of problem assets, aiming to ensure clear recovery in its earnings for the following years.

As for performance forecast on consolidated basis, Operating income, Operating profit and Net income is forecasted to amount to 3,400 billion yen, 320 billion yen, and 100 billion yen, respectively. On nonconsolidated basis, Operating income, Operating profit and Net income is forecasted to amount to 2,400 billion yen, 230 billion yen, and 80 billion yen, respectively.

(2) Forecast of Dividends

The Bank will not pay the interim dividends on common stock and preferred stock for Fiscal 2002 ending March 31, 2003 mainly because outlook of stock market is uncertain.

The Bank will pay the year-end dividend on common stock of 4.00 yen (annual dividend of 4.00 yen) as the same amount as Fiscal 2001. The dividend on preferred stock will be kept as prescribed: 10.50 yen annually per share for First Series Type 1, 28.50 yen annually per share for Second Series Type 1, 13.70 yen annually per share for Type 5.

IV. Consolidated Financial Statements

Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries 144 companies

Principal companies
THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Co., Ltd.
Sakura Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

Due to merger with The Sakura Bank, Limited, seventy-three companies (including THE MINATO BANK, LTD.) are consolidated from this fiscal year. Also, due to capital investments, five companies (including Sansei Guarantee Co., Ltd.) are consolidated from this fiscal year. Eighteen companies including Sakura Securities Co., Ltd. are excluded from consolidation due to liquidation from this fiscal year.

(2) Nonconsolidated subsidiaries

Principal company
SBCS Co., Ltd.

112 subsidiaries such as S.B.L. Management Company Limited are anonymous partnerships for lease transactions and their assets and profits (losses) do not belong to them substantially. Therefore, in accordance with the Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they are not treated as consolidated subsidiaries.

Assets, operating income, net income and retained earnings of other nonconsolidated subsidiaries have no significant impact on the consolidated financial statements.

2. Application of the equity method

(1) Nonconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company
SBCS Co., Ltd.

Five companies including SBCS Co., Ltd. are newly included in subsidiaries accounted for by the equity method due to merger with The Sakura Bank, Limited.

(2) Affiliates accounted for by the equity method 33 companies

Principal companies
Daiwa Securities SMBC Co. Ltd.
QUOQ Inc.

Two companies including Sony Bank Inc. and five companies including BSL Leasing Company, Ltd. (former name: Bangkok SMBC Leasing Co., Ltd.) are newly included in affiliates accounted for by the equity method from this fiscal year, due to acquirement of shares and merger with The Sakura Bank, Limited, respectively.

Three affiliates, including Daiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd. (former name: Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.), that were accounted for by the equity method are excluded from affiliates accounted for by the equity method due to liquidation.

(3) Nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method

112 subsidiaries such as S.B.L.Management are anonymous partnerships for lease transactions and their assets and profits (losses) do not belong to them substantially. Therefore, in accordance with the Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they were not treated as affiliates accounted for by the equity method.

Net income and retained earnings of other non-consolidated subsidiaries and affiliates that are not accounted for by the equity method have no significant impact on the consolidated financial statements.

3. The balance sheet dates of consolidated subsidiaries

(1) The dates of accounts closing of consolidated subsidiaries are as follows:

September 30	5	Companies
October 31	1	Company
December 31	54	Companies
January 31	1	Company
March 31	83	Companies

From the current year ended March 31, 2002, a consolidated overseas subsidiary changed its closing date from January 31 to March 31 and the profit and loss for 14 months (from February 1, 2001 to March 31, 2002) of the subsidiary was recognized on the consolidated financial statements. This treatment has little impact on the consolidated financial statements.

(2) As for the companies whose balance sheet dates are September 30 and October 31, the account closing was done provisionally as of March 31 and January 31 for consolidation, respectively. The other companies are consolidated on the basis of their respective balance sheet date.

Appropriate adjustment was made for any significant transactions during the periods from their respective balance sheet dates to the consolidated closing date.

4. Accounting policies

Please refer to the Notes to Consolidated Balance Sheet and Consolidated Statement of Income.

5. Evaluation of consolidated subsidiaries' assets and liabilities

All assets and liabilities of consolidated subsidiaries are evaluated for consolidation at fair value when the Bank acquires their control.

6. Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited is amortized using the straight-line method over five years and other goodwill is charged or credited to income directly when incurred.

7. Appropriation of profit

The consolidated statement of retained earnings reflects the appropriation of profit made during the consolidated fiscal year.

8. Scope of 'Cash and cash equivalents' on Consolidated Statements of Cash Flows

Please refer to the Notes to Consolidated Statement of Cash Flows.

(Reference)

- Net Income per Share:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\text{Average number of common stocks outstanding during Fiscal 2001 (*)}}$$

- Return on Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year X Issue price}) + (\text{Stockholders' equity at year end} - \text{Number of preferred stocks outstanding at year end X Issue price})\} / 2} \text{ X 100}$$

- Stockholders' Equity per Share:

$$\frac{\text{Stockholders' equity at year end} - \text{Number of preferred stocks outstanding at year end X Issue price}}{\text{Number of common stocks outstanding at year end (*)}}$$

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding at year end (*)}}$$

(Notes)

1. As for the average number of common stocks outstanding and the number of common stocks as of the year-end, Treasury stock and the Bank's stock held by consolidated subsidiaries are excluded.
2. As for the average number of preferred stocks outstanding and the number of preferred stocks as of the year-end, see 'Nonconsolidated Financial Results for Fiscal 2001 ended March 31, 2002.'

CONSOLIDATED BALANCE SHEET

March 31, 2002	(Millions of yen)
Assets:	
Cash and due from banks	5,632,296
Call loans and bills bought	720,154
Receivables under resale agreements	793,266
Commercial paper and other debt purchased	461,879
Trading assets	3,278,105
Money held in trust	33,860
Securities	20,694,632
Loans and bills discounted	63,645,586
Foreign exchanges	795,755
Other assets	6,447,644
Premises and equipment	1,207,589
Lease assets	927,120
Deferred tax assets	1,882,464
Deferred tax assets for land revaluation	726
Goodwill	18,518
Customers' liabilities for acceptances and guarantees	3,625,047
Reserve for possible loan losses	(2,159,649)
Total assets	**108,005,001**
Liabilities:	
Deposits	64,985,976
Negotiable certificates of deposit	6,662,097
Call money and bills sold	10,775,484
Payables under repurchase agreements	1,468,504
Commercial paper	1,167,500
Trading liabilities	2,331,500
Borrowed money	2,889,907
Foreign exchanges	299,610
Bonds	3,505,820
Convertible bonds	1,106
Pledged money for securities lending transactions	3,174,799
Other liabilities	2,861,669
Reserve for employee bonuses	21,606
Reserve for employee retirement benefits	147,972
Reserve for possible losses on loans sold	86,371
Other reserves	336
Deferred tax liabilities	39,206
Deferred tax liabilities for land revaluation	64,015
Acceptances and guarantees	3,625,047
Total liabilities	**104,108,534**
Minority interests	**983,847**
Stockholders' equity:	
Capital stock	1,326,746
Capital surplus	1,326,758
Land revaluation excess	121,244
Retained earnings	475,357
Net unrealized losses on other securities	(304,837)
Foreign currency translation adjustments	(15,174)
Subtotal	**2,930,095**
Treasury Stock	(283)
Parent bank stock held by subsidiaries	(17,191)
Total stockholders' equity	**2,912,619**
Total liabilities, minority interests and stockholders' equity	**108,005,001**

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Standards for recognition and measurement of trading assets and liabilities are as follows:
   Recognition:
   Trading account positions relating to transactions made for the purposes of seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets, are included in Trading assets or Trading liabilities on the consolidated balance sheet on a contract date basis.
   Measurement:
   Trading securities and monetary claims purchased for trading purposes are stated at market value, and financial derivatives such as swaps, futures and options, are at the amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

3. As for securities other than those in trading portfolio, debt securities that Sumitomo Mitsui Banking Corporation (the 'Bank') and its consolidated subsidiaries have the positive intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost, using the moving-average method.
   Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost, using the moving-average method.
   Securities excluding those classified as trading securities, held-to-maturity securities or investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are defined as '*other securities*.' Stocks classified as *other securities* that have market value are carried at the average market value during the final month of the fiscal year, and *other securities* excluding the marketable stocks that have market value are carried at market value at the consolidated balance sheet date (cost of product sold is calculated mainly by moving-average method). *Other securities* that do not have market value are carried at cost or amortized cost, using the moving-average method. Net unrealized gains (losses) on *other securities* are recognized, net of applicable income taxes, as a separate component of stockholders' equity.

4. Securities included in money held in trust account are carried in the same way as mentioned in Notes 2 and 3.

5. Derivative transactions excluding those classified as trading derivatives are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with local accounting standards.

6. Depreciation of premises and equipment owned by the Bank is computed by the straight-line method (the declining-balance method is used as for equipment). The estimated useful lives of major items are as follows:
   Buildings: 7 to 50 years
   Equipment: 3 to 20 years
   As for consolidated subsidiaries, depreciation for premises and equipment is computed mainly using the straight-line method over the estimated useful lives of the respective assets and depreciation of lease assets is computed mainly using the straight-line method over the lease term based on the residual value of assets at the end of the lease term.

7. Capitalized software for internal use is depreciated using the straight-line method over its estimated useful life (mainly five years) at the Bank and its consolidated domestic subsidiaries.

8. The Bank's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
   Formerly, the Bank applied 'the accounting standards for foreign currency transactions in banking industry' introduced in 1990. From this fiscal year, the Bank applies the revised accounting standards for foreign currency transactions ('Opinion Concerning Revision of Accounting Standard for Foreign Currency Transactions' issued by Business Accounting Deliberation Council on October 22, 1999) with the exception of when 'Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20) is applied.
   Financial swap transactions are accounted for pursuant to the JICPA Industry Audit Committee Report No.20 as follows:
   (1) Initial exchange cash flows are assumed as principal of claim and debt and are reported on the consolidated balance sheet at the exchange rate prevailing at the consolidated balance sheet date in the net amount.
   (2) The difference of the initial and final exchange cash flows by currency, which are the reflection of the difference in the yield between the currencies, are assumed as interest and are accounted for on an accrual basis on the consolidated balance sheet and the consolidated statement of income.
   Financial swap transactions are foreign exchange transactions that are contracted for the purpose of lending or borrowing funds in different currencies. These transactions consist of spot foreign exchange either bought or sold and forward foreign exchange either bought or sold. The spot foreign exchange bought or sold is the swap transaction for borrowing or lending the principal equivalent of the fund. The forward foreign exchange bought or sold is the swap

transaction of the foreign currency equivalent including the principal and corresponding interest to be paid or received, the amount and due date of which are predetermined.

Consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet date.

9. Reserve for possible loan losses of the Bank and major consolidated subsidiaries is provided as detailed below, in accordance with the internal standards for write-offs and reserves.

   For claims on borrowers that are legally bankrupt ('bankrupt borrowers') or borrowers that are regarded as substantially in the same situation ('effectively bankrupt borrowers'), a reserve is provided based on the amount of claims net of the expected amount of recoveries from collateral and guarantees net of the deducted amount mentioned below.

   For claims on borrowers that are not currently in the status of bankrupt but are likely to become bankrupt in future, a reserve is provided by the amount deemed necessary based on overall solvency assessment, out of the amount of claims net of the expected amount of recoveries from collateral and guarantees.

   For other claims, a reserve is provided based on the historical loan-loss ratio.

   For claims originated in certain countries, an additional reserve (including a reserve for losses on overseas investments prescribed in Article 55-2 of Specific Taxation Measures Law) is provided by the amount deemed necessary based on assessment of political and economic conditions in such countries under the name of 'loan loss reserve for specific overseas countries' as a component of reserve for possible loan losses.

   Branches and credit supervision departments assess all claims in accordance with the internal rule for self-assessment of assets. Subsequently, Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessment procedures.

   Reserve for possible loan losses of other consolidated subsidiaries is provided for general claims by the amount deemed necessary based on the historical loan-loss ratio, and for doubtful claims by the amount deemed uncollectible based on respective assessment.

   For claims on 'bankrupt borrowers' and 'effectively bankrupt borrowers,' the amount exceeding the estimated value of collateral and guarantees is deducted, as deemed uncollectible, directly from those claims. The deducted amount is 1,824,274 million yen.

10. Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this consolidated fiscal year. Accrued bonuses to employees were formerly recognized on accrued expenses in 'Other liabilities,' but 'Reserve for employee bonuses' is reported from this consolidated fiscal year in accordance with 'Concerning Financial Statement Titles to be used for Accrued Bonuses for Employees' (Research Center Review Information No.15 issued by JICPA). Consequently, accrued expenses in 'Other liabilities' decreased by 21,606 million yen and 'Reserve for employee bonuses' increased by the same amount.

11. Reserve for employee retirement benefits (prepaid pension cost) is provided, in provision for payment of retirement benefits to employees, by the amount deemed necessary, based on the projected retirement benefit obligation and plan assets at the consolidated balance sheet date.

   Prior service cost is amortized using the straight-line method over the certain years (10 years) within the employees' average remaining service period at the incurrence.

   Unrecognized net actuarial gain (loss) is amortized using the straight-line method over the certain years (10 years) within the employees' average remaining service period, commencing from the next consolidated fiscal year of incurrence.

   Unrecognized net transition obligation is amortized using the straight-line method mainly over 5 years.

12. Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with Article 287-2 of the Commercial Code.

13. Financing leases of the Bank and consolidated domestic subsidiaries, except for those which transfer the ownership of the property to the lessee, are accounted for in the same manner as operating leases.

14. In accordance with the Industry Audit Committee Report No.15 'Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' issued by JICPA, the Bank applies 'the risk adjustment approach' as a hedge accounting (Macro hedge), abiding by the following requirements:
   (1) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.
   (2) Derivatives as the hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.
   (3) Eligibility of hedging activities shall be evaluated on a quarterly basis.

   The Bank applies deferred hedge accounting.

   In order to hedge the risk arising from the volatility of exchange rates for the stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currency, the Bank applies deferred hedge accounting on the conditions that the hedged security is specified in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security pursuant to 'Temporary Treatment of Accounting and

Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20).

Certain derivatives for the purpose of hedging are recorded on a cost basis using the short-cut method (exceptional treatment for interest rate swaps) in view of consistency with the risk management policy.

Some consolidated subsidiaries use the deferred hedge accounting or the short-cut method (exceptional treatment for interest rate swaps) and one of the consolidated domestic subsidiaries in leasing industry partly applies the accounting method that are permitted by the Industry Audit Committee Report No.19 'Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry' issued by JICPA.

15. Consumption tax and local consumption tax of the Bank and consolidated domestic subsidiaries are accounted for using the tax-excluded method.

16. 'Other reserve' required by Special Law is stated as follows:
Reserve for contingent liabilities from financial futures transaction that was provided in accordance with Article 82 of the Financial Futures Transaction Law is recorded at 18 million yen.
Reserve for contingent liabilities from securities transaction that was provided in accordance with Article 51 of Securities Exchange Law is recorded at 318 million yen.

17. Accumulated depreciation of premises and equipment amounts to 661,047 million yen.
Accumulated depreciation of lease assets amounts to 1,403,481 million yen.

18. Bankrupt loans and Non-accrual loans are 227,484 million yen and 3,599,750 million yen respectively.
'Bankrupt loans' consist of loans on which the Bank and/or its consolidated subsidiaries do not currently accrue interest income due to the nonpayment status or other credit conditions of the borrower and which meet certain conditions defined in Article 96-1-3 or 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965.
'Non-accrual loans' is defined as loans on which the Bank and/or its consolidated subsidiaries do not currently accrue interest income but excluding 'Bankrupt loans' and loans for which the Bank and/or its consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulty.

19. 'Past due loans (3 months or more)' are 102,762 million yen.
'Past due loans (3 months or more)' consist of loans of which the principal and/or interest is past due for three months or more but exclude Bankrupt loans and Non-accrual loans.

20. Restructured loans are 2,554,371 million yen.
'Restructured loans' are loans for which the Bank and its consolidated subsidiaries relax lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments to support the borrowers' recovery from financial difficulty, but excluding Bankrupt loans, Non-accrual loans and Past due loans (3 months or more).

21. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans is 6,484,367 million yen as of the consolidated balance sheet date.
The amounts of loans presented in Notes 18 to 21 are amounts before reserve for possible loan losses is deducted.

22. The total face value of Bank acceptance bought, Commercial bills discounted and Documentary bills is 1,300,264 million yen.

23. Assets pledged as collateral as of the consolidated balance sheet date are as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	63,325
Trading assets	621,047
Securities	9,062,227
Loans and bills discounted	3,239,033
Other assets (installment account receivable etc.)	1,311
Premises and equipment	547
Liabilities corresponding to assets pledged	
Deposits	9,621
Call money and Bills sold	8,394,800
Payables under repurchase agreements	1,118,531
Trading liabilities	39,986
Borrowed money	117,463
Pledged money for securities lending transactions	2,517,123
Other liabilities	10,888
Acceptances and guarantees	45,571

In addition, Cash and due from banks of 101,722 million yen, Trading assets of 296 million yen, Securities of 2,880,100 million yen and Loans and bills discounted of 58,095 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Premises and equipment include Surety deposits and intangible of 125,258 million yen, and Other assets include Initial margins of futures markets of 20,984 million yen.

24. Net amount of deferred unrealized gains (losses) on hedging instruments to which hedge accounting is applied is reported as deferred profit on hedge which are included in Other liabilities. Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments are 1,071,749 million yen and 1,156,384 million yen respectively.

25. Pursuant to the Law concerning Land Revaluation (the Law) effective March 31, 1998, the Bank and some of its consolidated subsidiaries revaluated their own land for business activities. The income taxes corresponding to the net unrealized gains are deferred and reported in liabilities as 'Deferred tax liabilities for land revaluation,' and the net unrealized gains, net of deferred taxes, are reported as 'Land revaluation excess' in stockholders' equity.

Date of the revaluation

The Bank March 31,1998

Some of consolidated subsidiaries March 31,1999

Method of revaluation (provided in Article 3-3 of the Law)

The Bank:

The fair values are determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in any of the Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

Some consolidated subsidiaries:

The fair values are determined based on the values specified in the Article 2-5 of the Enforcement Ordinance.

The total amount of values of the land for business activities, as of the consolidated balance sheet date, which were revaluated pursuant to the Article 10 of the Law, is lower by 91,507 million yen than the total amount of book value after the land revaluation.

Pursuant to the Law and the law concerning amendment of the Law effective March 31, 2001, the Bank revaluated the land for business activities that was succeeded due to merger with SMBC Property Management Service Co., Ltd. The equivalent of income taxes corresponding to the revaluated losses is deducted from 'Deferred tax liabilities for land revaluation' and the revaluated losses, net of the corresponding taxes, are deducted from 'Land revaluation excess.' In addition, a consolidated subsidiary revaluated its land for business activities and the the equivalent amount of income taxes corresponding to the revaluated losses is recognized as 'Deferred tax assets for land revaluation' and the revaluated losses, net of the corresponding taxes, are deducted from 'Land revaluation excess.'

Date of the revaluation: March 31, 2002

Book value of the land for business activities before revaluation:

The Bank 248,659 million yen

Some of consolidated subsidiaries 4,280 million yen

Book value of the land for business activities after revaluation:

The Bank 169,520 million yen

Some of consolidated subsidiaries 2,541 million yen

Method of revaluation (provided in Article 3-3 of the Law):

The Bank ----- The fair values are determined by applying appropriate adjustments for land shape and analysis on the appraisal specified in any of the Article 2-3 or 2-4 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

Some of consolidated subsidiaries ----- The fair values are determined based on the values specified in the Article 2-5 of the Enforcement Ordinance.

26. The balance of subordinated debt included in Borrowed money is 1,001,047 million yen.

27. The balance of subordinated bonds included in Bonds is 1,780,041 million yen.

28. Stockholders' equity per share is 282.85 yen.

29. Market value and unrealized gains (losses) on securities are shown as below:

These amounts include 'Securities,' trading securities, negotiable certificates of deposit bought and commercial paper within 'Trading assets,' negotiable certificates of deposit bought within 'Due from banks,' and commercial paper and beneficiary claim on loan trust within 'Commercial paper and other debt purchased.' This definition is applied up to Note 32.

(1) Securities classified as trading

	(Millions of yen)
Consolidated balance sheet amount	986,563
Gains included in profit/loss during this fiscal year	(15,011)

(2) Bonds classified as held-to-maturity that have market value

(Millions of yen)

	Consolidated balance sheet amount	Market Value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	157,807	158,223	415	493	77
Japanese local government bonds	23,330	23,089	(240)	-	240
Other	32,980	33,697	717	769	52
Total	214,118	215,011	892	1,262	370

(3) *Other securities* that have market value

(Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	5,364,801	4,855,495	(509,305)	192,620	701,926
Bonds	11,265,202	11,301,661	36,459	58,810	22,351
Japanese government bonds	9,919,406	9,956,064	36,658	41,284	4,626
Japanese local government bonds	468,707	476,721	8,013	9,887	1,873
Corporate bonds	877,088	868,875	(8,212)	7,638	15,851
Other	3,039,987	3,017,326	(22,661)	8,610	31,271
Total	19,669,991	19,174,483	(495,507)	260,042	755,549

The total amount of 302,541 million yen consisted of the followings is included in 'Net unrealized losses on other securities.'

	Net unrealized losses (a)	(495,507) million yen
(+)	Deferred tax assets (b)	189,538 million yen
	(c) = (a) + (b)	(305,968) million yen
(-)	Minority interests corresponding to (c)	(4,225) million yen
(+)	Parent company's interests of net unrealized gain (losses) on other securities held by affiliated companies accounted for by the equity method	(797) million yen
	Total	(302,541) million yen

Other securities with market value, whose market value extremely declines as compared with its acquisition cost, are, in principle, considered that their market value will not recover to the acquisition cost. The market value is recognized as the balance sheet amount and the valuation loss is charged off (impaired) for the current fiscal year. The amount of impairment for this fiscal year is 114,804 million yen. The rule to determine that market value 'extremely declines' is regulated by the classification of securities' issuers based on the self-assessment of assets as follows:

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value has decreased 30% or more of the acquisition cost
Normal issuers	Market value has decreased 50% or more of the acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: issuers that are identified for close monitoring

Normal issuers: issuers excluding Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers and Issuers requiring caution

30. The amount of *other securities* sold during this fiscal year is as follows:

(Millions of yen)

Sales amount	Gains on sales	Losses on sales
32,067,887	321,317	95,118

31. Summary information on securities that have no market value is shown as follows:

	(Millions of yen) Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	13,080
Other	18,246
Other securities	
Unlisted bonds	561,512
Unlisted foreign securities	349,227
Unlisted stocks (except for OTC stocks)	179,961
Other	109,478

32. Redemption schedule on *other securities* that have maturities and bonds classified as held-to-maturity is shown as follows:

(Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,315,514	7,488,398	1,966,674	273,699
Japanese government bonds	2,179,224	6,340,438	1,324,773	269,435
Japanese local government bonds	25,647	130,937	342,159	1,307
Japanese corporate bonds	110,643	1,017,022	299,741	2,956
Other	469,356	2,044,658	153,680	517,756
Total	2,784,871	9,533,057	2,120,354	791,456

33. Information on money held in trust is shown as follows:

Money held in trust classified as trading

	(Millions of yen)
Balance sheet amount	3,715
Gains included in profit/loss during this fiscal year	–

Other money held in trust

(Millions of yen)

Acquisition Cost	Consolidated balance sheet amount	Net unrealized gains (loss)	Gains	Losses
33,969	30,144	(3,825)	135	3,960

'Net unrealized losses on *other securities*' include the total amount of (2,348) million yen, which is consisted of the net unrealized losses shown above of (3,825) million yen and deferred tax assets of 1,477 million yen.

34. 'Japanese Government Bonds' as a sub-account of 'Securities' includes 999 million yen of unsecured loans of securities for which borrowers have rights of sale or pledge. 'Japanese Government Bonds' as a sub-account of 'Securities' includes 827 million yen of loaned securities for which borrowers have rights of pledge but no rights of sale.

As for the unsecured borrowed securities for which the Bank have rights of sale or pledge and the securities which the Bank purchased under resale agreements, that are permitted to sell or pledge without restrictions, 3,534,532 million yen of securities are pledged, 533,241 million yen of securities are held in hand as of the balance sheet date. The Bank may pledge the borrowed securities as well.

Unsecured loaned securities and securities under repurchase agreements were recognized as 'Securities in custody' in Other assets and 'Trading account securities borrowed' or 'Securities borrowed' in Other liabilities by the same amounts. From this fiscal year, they are not reported on the consolidated balance sheet in accordance with the revision of the accounting standards for financial instruments. Consequently, Other assets and Other liabilities decreased by 3,098,200 million yen as compared with the former manner.

35. Commitment line contracts on overdrafts and loans are agreements to lend to customers when they apply for borrowing, to the prescribed amount as long as there is no violation of any condition established in the contracts. The amount of unused commitments upon is 27,038,063 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time is 24,508,364 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that the Bank and consolidated subsidiaries can reject the application from customers or reduce the contract amounts in case economic conditions are changed, the Bank and consolidated subsidiaries need to secure claims or others occur. In addition, the

Bank and consolidated subsidiaries request the customers to pledge collateral such as premises and securities at conclusion of the contracts, and take necessary measures such as grasping customers' financial positions, revising contracts when need arises and securing claims after conclusion of the contracts.

36. Information on projected benefit obligation and others at this fiscal year-end is shown as follows:

	(Millions of yen)
Projected benefit obligation	(1,175,959)
Pension assets (fair value)	777,088
Unfunded projected benefit obligation	(398,871)
Unrecognized net transition obligation	70,280
Unrecognized net actuarial differences	241,353
Unrecognized prior service cost (net)	(60,707)
Net amount recorded on the consolidated balance sheet	(147,944)
Prepaid pension cost	27
Reserve for employee retirement benefits	(147,972)

37. Pursuant to the Article 289-2 of the Commercial Code and the Article 18-2 of the Banking Law, the Bank transferred legal reserves to retained earnings during this fiscal year. Consequently, Capital surplus decreased by 357,614 million yen and Retained earnings increased by the same amount.

38. In accordance with the application of accounting standards for financial instruments, from this fiscal year 'Net unrealized losses on *other securities*' is reported by the amount of valuation losses, net of taxes, which is arising from evaluating *other securities* and other money held in trust at the fair value.

39. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ('the metropolitan ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On October 18, 2000 the Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. The Bank won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Bank advance tax payments of 16,633 million yen and also awarded to the Bank damages of 200 million yen. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

It is the opinion of the Bank that the metropolitan ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year the Bank has applied the same treatment as in the previous year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because the Bank has deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in 'Other expenses' in the amounts of 8,100 million yen (16,833 million yen if the amount that Sakura Bank recorded for the year ended March 31, 2001 is added) in the previous year, and 19,862 million yen this year. As a result, Operating income for the previous year decreased and Operating loss for this year increased by the corresponding amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on Current income tax expenses as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 21,694 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred tax assets of 96,420 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in 'Deferred tax liabilities for land revaluation' of 3,694 million yen, and consequently stockholders' equity decreased by 92,726 million yen.

With the implementation of the 'Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka' (Osaka Municipal Ordinance No.131, June 9, 2000) ('the municipal ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On April 4, 2002, the Bank filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.

It is the opinion of the Bank that the municipal ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this year the Bank has applied the accounting treatment for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because the Bank has deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the municipal ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in 'Other expenses' in the amounts of 10,137 million yen. As a result, Operating loss for this year increased by the same amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on Current income tax expenses as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 5,478 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred tax assets of 46,396 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in Deferred tax liabilities for land revaluation of 1,798 million yen, and consequently stockholders' equity decreased by 44,597 million yen.

CONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2002	(Millions of yen)
Operating income:	3,779,702
Interest income	2,176,685
Interest on loans and discounts	1,420,950
Interest and dividends on securities	318,508
Interest on call loans and bills bought	5,189
Interest on receivables under resale agreements	8,399
Interest on deposits with banks	186,892
Other interest income	236,745
Fees and commissions	387,280
Trading profits	129,450
Other operating income	845,583
Lease-related income	380,904
Installment-related income	154,934
Other	309,744
Other income	240,702
Operating expenses:	4,360,330
Interest expenses	726,901
Interest on deposits	331,670
Interest on negotiable certificates of deposit	15,406
Interest on call money and bills sold	10,378
Interest on payables under repurchase agreements	29,238
Interest on commercial paper	1,590
Interest on borrowed money	64,020
Interest on bonds	86,829
Interest on convertible bonds	97
Other interest expenses	187,670
Fees and commissions	67,747
Trading losses	17
Other operating expenses	666,651
Lease-related expenses	328,670
Installment-related expenses	139,197
Other	198,783
General and administrative expenses	935,553
Other expenses	1,963,458
Transfer to reserve for possible loan losses	1,204,335
Other	759,123
Operating loss	**580,628**
Extraordinary gains	29,428
Gains on disposition of premises and equipment	4,426
Collection of written-off claims	1,305
Transfer from reserve for contingent liabilities from securities transaction	315
Other extraordinary gains	23,381
Extraordinary losses	53,138
Losses on disposition of premises and equipment	27,478
Other extraordinary losses	25,659
Loss before income taxes and minority interests	**604,338**
Income taxes, Current	101,860
Income taxes, Deferred	(289,305)
Minority interests in net income	46,993
Net loss	**463,887**

Notes to Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net loss per share is 84.12 yen.

3. Trading profits and trading losses are recognized on a contract date basis, and include interest received/paid, and the amount of change in valuation gains (losses) for securities, monetary claims and derivatives as of the consolidated term end date compared with that at the end of the previous term. The amount of change of valuation gains (losses) for derivatives is measured using the estimated settlement price assuming settlement in cash at the consolidated year-end date.

4. Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of Lease-related income on lease transactions
   Basically, Lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
   (2) Recognition of income and expenses on installment sales
   Basically, Installment-related income and Installment-related expenses are recognized on a due-date basis over the full term of the installment.

5. Other income includes gains on sales of stocks and other securities of 191,487 million yen.

6. Other expenses include write-off of loans of 391,923 million yen and losses on devaluation of stocks of 148,537 million yen.

7. Extraordinary gains represent gain on liquidation of a subsidiary of 18,381 million yen and gain on sale of business operation of 5,000 million yen.

8. Extraordinary losses represent amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits in Japan of 23,493 million yen and losses on disposals of software of 2,166 million yen.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Year ended March 31, 2002	(Millions of yen)
Retained earnings:	
Balance at beginning of year	319,924
Increase of retained earnings:	741,468
Increase of retained earnings due to merger	309,177
Increase of retained earnings due to merger of consolidated subsidiaries	2,778
Increase of retained earnings due to increase of consolidated subsidiaries	10,936
Increase of retained earnings due to increase of affiliates accounted for by the equity method	828
Increase of retained earnings due to transfer of land revaluation excess	60,132
Increase of retained earnings due to transfer of capital surplus	357,614
Decrease of retained earnings:	122,148
Dividends paid	11,199
Decrease of retained earnings due to merger of consolidated subsidiaries	4,465
Decrease of retained earnings due to increase of consolidated subsidiaries	106,479
Decrease of retained earnings due to increase of affiliates accounted for by the equity method	3
Net loss	463,887
Balance at end of year	475,357

Note : Amounts less than one million yen have been omitted.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended March 31, 2002	(Millions of yen)
1. Cash flows from operating activities:	
Loss before income taxes and minority interests	(604,338)
Depreciation of premises, equipment and others	96,374
Depreciation of lease assets	306,044
Amortization of goodwill	4,806
Net (income) loss from unconsolidated entities accounted for by the equity method	(2,964)
Net change in reserve for possible loan losses	884,174
Net change in reserve for possible losses on loans sold	(58,895)
Net change in reserve for employee bonuses	21,606
Net change in reserve for employee retirement benefits	(42,469)
Interest income	(2,176,685)
Interest expenses	726,901
Net (gains) losses on securities	(64,057)
Net (income) loss from money held in trust	56
Net exchange (gains) losses	(160,717)
Net (gains) losses from disposition of premises and equipment	23,052
Net (gains) losses from disposition of lease assets	995
Gain on sale of business operation	(5,000)
Net change in trading assets	(757,328)
Net change in trading liabilities	1,030,514
Net change in loans and bills discounted	1,794,503
Net change in deposits	1,887,932
Net change in negotiable certificates of deposit	(4,989,141)
Net change in borrowed money (excluding subordinated debt)	(456,519)
Net change in deposits with banks	2,018,942
Net change in call loans, bills bought and receivables under resale agreements	1,904,425
Net change in pledged money for securities borrowing transactions	(2,196,808)
Net change in call money, bills sold and payables under repurchase agreements	(3,020,667)
Net change in commercial paper	(569,827)
Net change in pledged money for securities lending transactions	(1,715,984)
Net change in foreign exchanges (Assets)	(56,299)
Net change in foreign exchanges (Liabilities)	48,749
Issuance and redemption of bonds (excluding subordinated bonds)	359,901
Interest received	2,342,208
Interest paid	(829,888)
Other, net	(1,070,901)
Subtotal	**(5,327,304)**
Income taxes paid	(54,205)
Net cash used in operating activities	**(5,381,510)**
2. Cash flows from investing activities:	
Purchases of securities	(39,722,661)
Proceeds from sale of securities	32,828,672
Proceeds from maturity of securities	12,828,207
Purchases of money held in trust	(5,011)
Proceeds from sale of money held in trust	42,663
Purchases of premises and equipment	(73,354)
Proceeds from sale of premises and equipment	134,704
Purchases of lease assets	(342,964)
Proceeds from sale of lease assets	37,736
Purchases of stocks of subsidiaries	(599)
Proceeds from sale of stocks of subsidiaries	416
Proceeds from sale of business operation	5,000
Net cash provided by investing activities	**5,732,808**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	128,000
Repayment of subordinated debt	(278,000)
Proceeds from issuance of subordinated bonds and convertible bonds and notes	201,198
Repayment of subordinated bonds and convertible bonds and notes	(262,361)
Dividends paid	(11,101)
Payment of delivered money due to merger	(17,839)
Income from minority stockholders	9,000
Dividends paid to minority stockholders	(39,064)
Purchases of treasury stock	(8,539)
Proceeds from sale of treasury stock	8,286
Proceeds from sale of parent bank stocks held by subsidiaries	1,607
Net cash used in financing activities	**(268,813)**
4. Foreign currency translation adjustments on cash and cash equivalents	**3,595**
5. Net change in cash and cash equivalents	**86,079**
6. Cash and cash equivalents at beginning of year	**868,132**
7. Change in cash and cash equivalents due to merger	**1,075,527**
8. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**2,544**
9. Change in cash and cash equivalents due to newly consolidated subsidiaries	**96,459**
10. Cash and cash equivalents at end of year	**2,128,742**

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of the consolidated statements of cash flows, 'Cash and cash equivalents' represents cash on hand and non-interest earning deposits with banks.

3. Reconciliation of 'Cash and due from banks' in the consolidated balance sheet to 'Cash and cash equivalents' at the fiscal year-end is as follows:

	(Millions of yen)
Cash and due from banks	5,632,296
Interest-earning deposits	(3,503,554)
Cash and cash equivalents	2,128,742

(= Cash on hand and non-interest earning deposits with banks)

4. Significant non-money transactions consisted of the followings.

(1) Merger with The Sakura Bank, Limited

Assets and liabilities that were succeeded due to the merger with The Sakura Bank, Limited consisted of the followings:

Assets	48,245,020 million yen
Securities	9,743,394 million yen
Loans and bills discounted	30,575,498 million yen
Liabilities	46,390,838 million yen
Deposits	28,872,248 million yen
Negotiable certificates of deposits	4,661,831 million yen

(2) Conversion of convertible bonds

Increase of capital stock due to conversion of convertible bonds	50,045 million yen
Increase of capital surplus due to conversion of convertible bonds	49,954 million yen
Decrease of convertible bonds due to conversion	100,000 million yen

5. 'Depreciation of premises and equipment' (59,459 million yen for the fiscal year ended March 31, 2002) and 'Depreciation of other assets' (36,914 million yen) included in 'Other' in operating activities for the year ended March 31, 2001 are included in 'Depreciation of premises, equipment and others' from this fiscal year.

COMPARATIVE CONSOLIDATED BALANCE SHEETS

	March 31		(Millions of yen)
	2002 (A)	2001 (B)	Difference (A-B)
Assets:			
Cash and due from banks	5,632,296	7,519,865	(1,887,569)
Call loans and bills bought	720,154	507,614	212,540
Receivables under resale agreements	793,266	2,905,306	(2,112,040)
Commercial paper and other debt purchased	461,879	259,016	202,863
Trading assets	3,278,105	2,490,982	787,123
Money held in trust	33,860	75,120	(41,260)
Securities	20,694,632	27,312,498	(6,617,866)
Loans and bills discounted	63,645,586	65,537,091	(1,891,505)
Foreign exchanges	795,755	738,761	56,994
Other assets	6,447,644	5,657,250	790,394
Premises and equipment	1,207,589	1,566,892	(359,303)
Lease assets	927,120	827,134	99,986
Deferred tax assets	1,882,464	1,156,514	725,950
Deferred tax assets for land revaluation	726	–	726
Goodwill	18,518	6,224	12,294
Customers' liabilities for acceptances and guarantees	3,625,047	3,951,237	(326,190)
Reserve for possible loan losses	(2,159,649)	(1,268,853)	(890,796)
Total assets	**108,005,001**	**119,242,661**	**(11,237,660)**
Liabilities:			
Deposits	64,985,976	63,049,051	1,936,925
Negotiable certificates of deposit	6,662,097	11,646,971	(4,984,874)
Call money and bills sold	10,775,484	9,941,070	834,414
Payables under repurchase agreements	1,468,504	5,262,187	(3,793,683)
Commercial paper	1,167,500	1,736,153	(568,653)
Trading liabilities	2,331,500	1,270,014	1,061,486
Borrowed money	2,889,907	3,460,782	(570,875)
Foreign exchanges	299,610	250,907	48,703
Bonds	3,505,820	3,195,061	310,759
Convertible bonds	1,106	101,106	(100,000)
Pledged money for securities lending transactions	3,174,799	4,607,098	(1,432,299)
Other liabilities	2,861,669	5,413,152	(2,551,483)
Reserve for employee bonuses	21,606	–	21,606
Reserve for employee retirement benefit	147,972	39,688	108,284
Reserve for possible losses on loans sold	86,371	145,266	(58,895)
Other reserves	336	651	(315)
Deferred tax liabilities	39,206	24,640	14,566
Deferred tax liabilities for land revaluation	64,015	144,055	(80,040)
Acceptances and guarantees	3,625,047	3,951,237	(326,190)
Total liabilities	**104,108,534**	**114,239,104**	**(10,130,570)**
Minority interests	**983,847**	**990,595**	**(6,748)**
Total stockholders' equity	**2,912,619**	**4,012,960**	**(1,100,341)**
Total liabilities, minority interests and stockholders' equity	**108,005,001**	**119,242,661**	**(11,237,660)**

(Notes)

1. Amounts less than one million yen have been omitted.
2. Amounts at March 2001 are prepared for Sakura Bank and the Sumitomo Bank on a combined basis.

COMPARATIVE CONSOLIDATED STATEMENTS OF INCOME

	Year ended March 31,		(Millions of yen)
	2002	2001	Difference
	(A)	(B)	(A-B)
Operating income:	3,779,702	4,449,177	(669,475)
Interest income	2,176,685	2,435,884	(259,199)
Interest on loans and discounts	1,420,950	1,647,263	(226,313)
Interest and dividends on securities	318,508	328,449	(9,941)
Fees and commissions	387,280	412,097	(24,817)
Trading profits	129,450	111,183	18,267
Other operating income	845,583	649,681	195,902
Other income	240,702	840,328	(599,626)
Operating expenses:	4,360,330	3,954,560	405,770
Interest expenses	726,901	1,112,348	(385,447)
Interest on deposits	331,670	607,985	(276,315)
Fees and commissions	67,747	95,781	(28,034)
Trading losses	17	2,146	(2,129)
Other operating expenses	666,651	560,664	105,987
General and administrative expenses	935,553	940,889	(5,336)
Other expenses	1,963,458	1,242,727	720,731
Operating profit (loss)	**(580,628)**	**494,617**	**(1,075,245)**
Extraordinary gains	**29,428**	**52,021**	**(22,593)**
Extraordinary losses	**53,138**	**141,124**	**(87,986)**
Income (Loss) before income taxes and minority interests	**(604,338)**	**405,514**	**(1,009,852)**
Income taxes, Current	101,860	65,530	36,330
Income taxes, Deferred	(289,305)	198,227	(487,532)
Minority interests in net income	**46,993**	**9,346**	**37,647**
Net income (loss)	**(463,887)**	**132,408**	**(596,295)**

(Notes)

1. Amounts less than one million yen have been omitted.
2. Amounts at March 2001 are prepared for Sakura Bank and the Sumitomo Bank on a combined basis.

COMPARATIVE CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Year ended March 31,		(Millions of yen)
	2002 (A)	2001 (B)	Difference (A-B)
Retained earnings:			
Balance at beginning of year	319,924	451,734	(131,810)
Increase of retained earnings:	741,468	12,978	728,490
Decrease of retained earnings:	122,148	81,136	41,012
Net income (loss)	(463,887)	132,408	(596,295)
Balance at end of year	475,357	515,984	(40,627)

(Notes)

1. Amounts less than one million yen have been omitted.
2. Amounts at March 2001 are prepared for Sakura Bank and the Sumitomo Bank on a combined basis.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,		(Millions of yen)
	2002 (A)	2001 (B)	Difference (A-B)
1. Cash flows from operating activities:			
Income (Loss) before income taxes and minority interests	(604,338)	405,514	(1,009,852)
Depreciation of premises and equipment	-	26,140	(26,140)
Depreciation	-	35,123	(35,123)
Depreciation of premises, equipment and others	96,374	-	96,374
Depreciation of lease assets	306,044	268,700	37,344
Amortization of goodwill	4,806	8,648	(3,842)
Net (income) loss from unconsolidated entities accounted for by the equity method	(2,964)	(44,362)	41,398
Net change in reserve for possible loan losses	884,174	(423,540)	1,307,714
Net change in reserve for possible losses on loans sold	(58,895)	(68,606)	9,711
Net change in reserve for employee bonuses	21,606	-	21,606
Net change in reserve for retirement allowances	-	(41,371)	41,371
Net change in reserve for employee retirement benefit	(42,469)	(20,303)	(22,166)
Interest income	(2,176,685)	(2,435,884)	259,199
Interest expenses	726,901	1,112,348	(385,447)
Net (gains) losses on securities	(64,057)	(500,932)	436,875
Net (income) loss from money held in trust	56	(804)	860
Net exchange (gains) losses	(160,717)	(152,074)	(8,643)
Net (gains) losses from disposition of premises and equipment	23,052	33,907	(10,855)
Net (gains) losses from disposition of lease assets	995	3,575	(2,580)
Gain on sale of business operation	(5,000)	-	(5,000)
Net change in trading assets	(757,328)	569,421	(1,326,749)
Net change in trading liabilities	1,030,514	243,931	786,583
Net change in payable on trading contracts	-	(588,359)	588,359
Net change in loans and bills discounted	1,794,503	1,740,915	53,588
Net change in deposits	1,887,932	2,005,338	(117,406)
Net change in negotiable certificates of deposit	(4,989,141)	1,254,054	(6,243,195)
Net change in borrowed money (excluding subordinated debt)	(456,519)	(612,280)	155,761
Net change in deposits with banks	2,018,942	(1,087,125)	3,106,067
Net change in deposits with banks (except for demand deposits with the Bank of Japan)	-	(902,846)	902,846
Net change in call loans, bills bought and receivables under resale agreements	1,904,425	(2,787,443)	4,691,868
Net change in pledged money for securities borrowing transactions	(2,196,808)	27,544	(2,224,352)
Net change in call money, bills sold and payables under repurchase agreements	(3,020,667)	5,185,675	(8,206,342)
Net change in commercial paper	(569,827)	1,077,095	(1,646,922)
Net change in pledged money for securities lending transactions	(1,715,984)	521,298	(2,237,282)
Net change in foreign exchanges (Assets)	(56,299)	(45,906)	(10,393)
Net change in foreign exchanges (Liabilities)	48,749	57,307	(8,558)
Net change in bonds (excluding subordinated bonds)	359,901	679,420	(319,519)
Interest received	2,342,208	2,360,875	(18,667)
Interest paid	(829,888)	(1,277,801)	447,913
Other, net	(1,070,901)	206,821	(1,277,722)
Subtotal	**(5,327,304)**	**6,834,014**	**(12,161,318)**
Income taxes paid	(54,205)	(57,835)	3,630
Net cash provided by (used in) operating activities	**(5,381,510)**	**6,776,178**	**(12,157,688)**
2. Cash flows from investing activities:			
Purchases of securities	(39,722,661)	(45,283,928)	5,561,267
Proceeds from sale of securities	32,828,672	21,689,226	11,139,446
Proceeds from maturity of securities	12,828,207	16,875,074	(4,046,867)
Purchases of money held in trust	(5,011)	(100,471)	95,460
Proceeds from sale of money held in trust	42,663	208,777	(166,114)
Purchases of premises and equipment	(73,354)	(168,019)	94,665
Proceeds from sale of premises and equipment	134,704	81,844	52,860
Purchases of lease assets	(342,964)	(314,383)	(28,581)
Proceeds from sale of lease assets	37,736	35,590	2,146
Purchases of stocks of subsidiaries	(599)	(2,684)	2,085
Proceeds from sale of stocks of subsidiaries	416	5,083	(4,667)
Proceeds from sale of business operation	5,000	-	5,000
Net cash provided by (used in) investing activities	**5,732,808**	**(6,973,889)**	**12,706,697**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	128,000	122,283	5,717
Repayment of subordinated debt	(278,000)	(371,774)	93,774
Proceeds from issuance of subordinated bonds, convertible bonds and notes	201,198	254,000	(52,802)
Repayment of subordinated bonds, convertible bonds and notes	(262,361)	(476,181)	213,820
Dividends paid	(11,101)	(58,111)	47,010
Payment of delivered money due to merger	(17,839)	-	(17,839)
Income from minority stockholders	9,000	14,000	(5,000)
Dividends paid to minority stockholders	(39,064)	(7,666)	(31,398)
Purchases of treasury stock	(8,539)	(1,349)	(7,190)
Proceeds from sale of treasury stock	8,286	1,134	7,152
Proceeds from sale of parent bank stocks held by subsidiaries	1,607	-	1,607
Net cash used in financing activities	**(268,813)**	**(523,666)**	**254,853**
4. Foreign currency translation adjustments on cash and cash equivalents	3,595	3,355	240
5. Net change in cash and cash equivalents	**86,079**	**(718,021)**	**804,100**
6. Cash and cash equivalents at beginning of year	**868,132**	**2,731,303**	**(1,863,171)**
7. Change in cash and cash equivalents due to merger	**1,075,527**	-	**1,075,527**
8. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**2,544**	-	**2,544**
9. Change in cash and cash equivalents due to newly consolidated subsidiaries	96,459	2,219	94,240
10. Cash and cash equivalents at end of year	2,128,742	2,015,501	113,241

(Notes) 1. Amounts less than one million yen have been omitted.
2. Amounts at March 2001 are prepared for Sakura Bank and the Sumitomo Bank on a combined basis.

5. SEGMENT INFORMATION

(1) Business segment information

Year ended March 31, 2002 (Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination	Consolidated
Operating income						
(1) External customers	2,698,303	585,108	496,291	3,779,702	-	3,779,702
(2) Intersegment	264,276	5,262	205,584	475,123	(475,123)	-
Total	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
Operating expenses	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
Operating profit (loss)	(574,055)	24,589	197,277	(352,189)	(228,438)	(580,628)
Assets	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
Depreciation	79,019	345,405	19,623	444,048	-	444,048
Capital expenditure	101,295	305,198	25,238	431,732	-	431,732

(Notes)
1. The business segmentation is decided based on the Bank's internal administrative purposes.
2. "Other Business" includes securities, credit card, investment banking, loans, factoring and venture capital etc.

Year ended March 31, 2001

(a) Sakura Bank
Some of the consolidated subsidiaries are engaged in securities, trust, leasing and other businesses in addition to banking business. As those activities are not deemed material, business segment information has not been disclosed.

(b) Sumitomo Bank

(Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination	Consolidated
Operating income						
(1) External customers	1,843,146	516,850	365,998	2,725,995	-	2,725,995
(2) Intersegment	75,387	4,078	111,435	190,901	(190,901)	-
Total	1,918,534	520,929	477,434	2,916,897	(190,901)	2,725,995
Operating expenses	1,731,682	500,251	314,034	2,545,968	(130,713)	2,415,254
Operating profit	186,851	20,677	163,399	370,929	(60,187)	310,741
Assets	66,438,599	1,535,527	4,544,442	72,518,569	(5,125,594)	67,392,974
Depreciation	34,981	317,022	8,748	360,752	-	360,752
Capital expenditure	64,749	271,022	10,721	346,493	-	346,493

(2) Geographic segment information

Year ended March 31, 2002 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Operating income							
(1) External customers	2,934,322	418,104	210,831	216,443	3,779,702	–	3,779,702
(2) Intersegment	276,404	85,450	122,428	76,812	561,096	(561,096)	–
Total	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
Operating expenses	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
Operating profit (loss)	(685,093)	212,670	28,714	52,961	(390,746)	(189,881)	(580,628)
Assets	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

(Notes)
1. The geographic segmentation is decided based on the degrees of following factors:
geographic proximity, similarity of economic activities and relationship of business activities among regions.
Operating income and Operating profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany, France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

Year ended March 31, 2001 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Operating income							
(1) External customers	3,486,279	519,525	216,216	227,154	4,449,177	–	4,449,177
(2) Intersegment	228,458	165,411	80,440	78,968	553,281	(553,281)	–
Total	3,714,738	684,938	296,658	306,123	5,002,460	(553,281)	4,449,177
Operating expenses	3,362,588	508,916	304,425	270,890	4,446,823	(492,262)	3,954,560
Operating profit	352,149	176,020	(7,767)	35,231	555,636	(61,018)	494,617
Assets	108,034,900	7,373,575	3,855,317	5,221,038	124,484,831	(5,242,169)	119,242,661

(Note) Amounts for the year ended March 31, 2001 are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

(3) Operating income from overseas operations

(Millions of yen)

	Operating Income from Overseas Operations (A)	Consolidated Operating Income (B)	(A) / (B)
Fiscal year ended March 31, 2002	845,379	3,779,702	22.4%
Fiscal year ended March 31, 2001	962,898	4,449,177	21.6%

(Notes)
1. The above table shows operating income from transactions of the Bank's overseas branches and transactions of overseas consolidated subsidiaries, excluding internal income.
2. The composition of this substantial volume of transactions is not broken down by counter party, and therefore, data by region and country have not been shown.
3. Amounts for the fiscal year ended March 31, 2001 are prepared for Sakura Bank and the Sumitomo Bank on a combined basis.

6. Products, Orders and Sales

This information is not available because of the specialty of banking business.

Market Value Information on Securities

Securities

1. As of March 31, 2002

(Notes) 1. In addition to 'Securities' in consolidated balance sheet, trading securities, negotiable certificates of deposit bought and commercial paper in 'Trading assets,' negotiable certificates of deposit bought in 'Deposits with banks' and commercial paper and beneficiary certificates of trust for loan receivables in 'Commercial paper and other debt purchased' are included in the amounts below.
2. 'Stocks of subsidiaries and affiliates which have market value are presented in Notes to Nonconsolidated Financial Statements.

(1) Securities classified as Trading

As of March 31, 2002 (Millions of yen)

	Consolidated balance sheet amount	Gains (Losses) included in profit/loss during this fiscal year
Securities classified as trading	986,563	(15,011)

(2) Bonds classified as held to maturity

As of March 31, 2002 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	157,807	158,223	415	493	77
Japanese local government bonds	23,330	23,089	(240)	–	240
Japanese corporate bonds	–	–	–	–	–
Other	32,980	33,697	717	769	52
Total	214,118	215,011	892	1,262	370

(Note) Market value is calculated by using market prices at the year-end.

(3) *Other securities* which have market value

As of March 31, 2002 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	5,364,801	4,855,495	(509,305)	192,620	701,926
Bonds	11,265,202	11,301,661	36,459	58,810	22,351
Japanese government bonds	9,919,406	9,956,064	36,658	41,284	4,626
Japanese local government bonds	468,707	476,721	8,013	9,887	1,873
Japanese corporate bonds	877,088	868,875	(8,212)	7,638	15,851
Other	3,039,987	3,017,326	(22,661)	8,610	31,271
Total	19,669,991	19,174,483	(495,507)	260,042	755,549

(Notes) 1. Market value is calculated by using the average market price for one month before the consolidated fiscal year-end as for stocks and using the market prices at the consolidated fiscal year-end as for bonds and others.
2. Other securities with market value, whose market value extremely declines as compared with its acquisition cost, are, in principle, considered that their market value will not recover to the acquisition cost. The market value is recognized as the balance sheet amount and the valuation loss is charged off (impaired) for the current fiscal year. The amount of impairment for this fiscal year is 114,804 million yen. The rule to determine that market value 'extremely declines' is regulated by the classification of securities' issuers based on the self-assessment of assets as follows:

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value has decreased 30% or more of the acquisition cost
Normal issuers	Market value has decreased 50% or more of the acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: issuers that are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: issuers that are identified for close monitoring
Normal issuers: issuers excluding Bankrupt/Effectively bankrupt/Potentially bankrupt issuers and Issuers requiring caution

(4) Bonds sold during this fiscal year that are classified as held-to- maturity

There are no corresponding items.

(5) *Other securities* sold during this fiscal year

Year ended March 31, 2002			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	32,067,887	321,317	95,118

(6) Securities which have no market value

As of March 31, 2002	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held to maturity	
Non-listed foreign securities	13,080
Other	18,246
Other securities	
Non-listed foreign securities	349,227
Non-listed bonds	561,512
Non-listed stocks (except OTC trading stocks)	179,961
Other	109,478

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule on *other securities* that have maturities and bonds classified as held-to-maturity

As of March 31, 2002				(Millions of yen)
	1 year or less	1 to 5 years	5 to 10 years	over 10 years
Bonds	2,315,514	7,488,398	1,966,674	273,699
Japanese government bonds	2,179,224	6,340,438	1,324,773	269,435
Japanese local government bonds	25,647	130,937	342,159	1,307
Japanese corporate bonds	110,643	1,017,022	299,741	2,956
Other	469,356	2,044,658	153,680	517,756
Total	2,784,871	9,533,057	2,120,354	791,456

2. As of March 31, 2001

(Notes) 1. In addition to 'Securities' in consolidated balance sheet, trading securities, negotiable certificates of deposit bought and commercial paper in 'Trading assets,' negotiable certificates of deposit bought in 'Deposits with banks' and commercial paper and beneficiary certificates of trust for loan receivables in 'Commercial paper and other debt purchased' are included in the amounts below.
2. Amounts are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

(1) Bonds classified as Trading

As of March 31, 2001 (Millions of yen)

	Consolidated balance sheet amount	Gains included in profit/loss during this fiscal year
Bonds classified as trading	1,468,202	957

(2) Bonds classified as held to maturity

As of March 31, 2001 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	14,409	14,412	2	2	0
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	18,451	18,367	(83)	46	130
Total	32,860	32,780	(80)	49	130

(Notes) Market value is calculated by using market prices at the fiscal year end.

(3) Other securities which have market value

Market value of *other securities* that have market value is not reflected on consolidated financial statements as of March 31, 2001.
Summary information on *other securities* that have market value are shown in the following table:

As of March 31, 2001 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	6,520,471	6,002,746	(517,725)	305,917	823,643
Bonds	16,636,207	16,744,058	107,850	113,651	5,799
Japanese government bonds	15,580,035	15,661,487	81,451	86,457	5,004
Japanese local government bonds	276,821	288,283	11,460	11,464	3
Japanese corporate bonds	779,349	794,287	14,937	15,728	791
Other	2,298,189	2,406,957	108,768	138,680	29,912
Total	25,454,869	25,153,762	(301,106)	558,251	859,357

(Notes) Market value is calculated by using the average market price for one month before the fiscal year end as for stocks and using the market prices at the fiscal year end as for bonds and others.

(4) Bonds sold during this fiscal year that are classified as held-to-maturity

There are no corresponding items.

(5) *Other securities* sold during this fiscal year

Year ended March 31, 2001 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	21,922,703	694,293	83,462

(6) Securities which have no market value

As of March 31, 2001	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held to maturity	
Non-listed foreign securities	38,257
Other	5,091
Other securities	
Non-listed foreign securities	731,769
Non-listed bonds	541,897
Non-listed stocks (except OTC trading stocks)	229,732
Other	224,483

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule on *other securities* that have maturities and bonds classified as held-to-maturity

As of March 31, 2001				(Millions of yen)
	1 year or less	1 to 5 years	5 to 10 years	over 10 years
Bonds	7,257,659	6,699,668	3,172,322	62,863
Japanese government bonds	7,048,701	5,860,761	2,626,181	58,800
Japanese local government bonds	25,305	101,358	260,309	563
Japanese corporate bonds	183,651	737,549	285,829	3,500
Other	852,076	1,356,669	300,383	499,447
Total	8,109,736	8,056,337	3,472,706	562,310

Money Held in Trust

1. As of March 31, 2002

(1) Money held in trust classified as trading

As of March 31, 2002		(Millions of yen)
	Consolidated balance sheet amount	Gains included in profit/loss during this fiscal year
Money held in trust classified as trading	3,715	–

(2) Money held in trust classified as held to maturity

There is no corresponding transaction.

(3) Other money held in trust (Money held in trust which are classified as except for trading and held to maturity)

As of March 31, 2002					(Millions of yen)
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	33,969	30,144	(3,825)	135	3,960

(Notes) Market value is calculated by using market prices at the consolidated fiscal year-end.

2. As of March 31, 2001

(1) Money held in trust classified as trading

As of March 31, 2001		(Millions of yen)
	Consolidated balance sheet amount	Gains included in profit/loss during this fiscal year
Money held in trust classified as trading	2,467	–

(2) Money held in trust classified as held to maturity

There is no corresponding transaction.

(3) Other money held in trust (Money held in trust which are classified as except for trading and held to maturity)

Market value of *other money held in trust* that have market value is not reflected on the consolidated financial statements as of March 31, 2001.

As of March 31, 2001					(Millions of yen)
	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	72,652	69,012	(3,640)	811	4,451

(Notes) 1. Market value is calculated by using market prices at the consolidated fiscal year-end.
2. Amounts are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

Net Unrealized Gains (Losses) on *Other Securities*

1. As of March 31, 2002

Net unrealized gains (losses) on *other securities* that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2002	(Millions of yen)
Net unrealized gains	(499,280)
Other securities	(495,455)
Other money held in trust	(3,825)
(+) Deferred tax assets	191,016
Net unrealized gains (losses) on *other securities* (before adjustment)	(308,264)
(–) Minority interests	(4,225)
(+) Parent company's share in net unrealized gains (losses) on *other securities* held by affiliates accounted for by the equity method	(797)
Net unrealized gains (losses) on *other securities*	(304,837)

(Note) Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of March 31, 2001

If *other securities* and other money held in trust were evaluated by market value, net unrealized gains (losses) on *other securities* would be shown on the following table:

As of March 31, 2001	(Millions of yen)
Net unrealized gains	(304,746)
Other securities	(301,106)
Other money held in trust	(3,640)
(+) Deferred tax liabilities	119,760
Net unrealized gains (losses) on *other securities* (before adjustment)	(184,987)
(–) Minority interests	(460)
(+) Parent company's share in net unrealized gains (losses) on *other securities* held by affiliates accounted for by the equity method	(29)
Net unrealized gains (losses) on *other securities*	(184,556)

(Note) Amounts are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

Market Value Information on Derivative Transactions

1. As of March 31, 2002

(1) Interest Rate Derivatives

As of March 31, 2002 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Transactions listed on exchange				
Interest rate futures				
sold	8,943,374	542,286	3,429	3,429
bought	6,928,597	341,900	(3,190)	(3,190)
Interest rate options				
sold	574,331	–	(22)	(22)
bought	701,914	–	48	48
Over-the-counter transactions				
Forward rate agreements				
sold	9,174,207	580,000	13	13
bought	3,024,390	780,000	(248)	(248)
Interest rate swaps	268,046,524	169,004,153	37,188	37,188
Receivable fixed rate/Payable floating rate	128,429,893	79,655,118	2,593,978	2,593,978
Receivable floating rate/Payable fixed rate	124,541,252	76,679,066	(2,548,948)	(2,548,948)
Receivable floating rate/Payable floating rate	14,722,791	12,361,681	(5,459)	(5,459)
Swaption				
sold	1,118,152	523,065	(21,895)	(21,895)
bought	952,425	592,115	19,321	19,321
Cap				
sold	5,446,040	4,319,041	(7,950)	(7,950)
bought	4,622,975	3,586,333	11,040	11,040
Floor				
sold	400,233	235,877	(9,240)	(9,240)
bought	621,113	325,744	12,622	12,622
Other				
sold	14,352	13,852	(9,170)	(9,170)
bought	188,333	62,889	2,390	2,390
Total			34,335	34,335

(Notes)

1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
   Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the figures above, and the net unrealized gain of them amounts to 490 million yen.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(2) Currency Derivatives

As of March 31, 2002 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Over-the-counter transactions				
Currency swaps	15,732,720	8,809,028	(46,698)	(46,698)
Forward foreign exchange	1,319,768	336,625	(2,439)	(2,439)
Currency options				
sold	11,641	2,362	(877)	(877)
bought	10,956	4,209	931	931
Other				
sold	293,341	293,341	(3,163)	(3,163)
bought	457,727	457,727	6,145	6,145
Total			(46,102)	(46,102)

(Notes)

1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   The derivative transactions to which hedge accounting method is applied and the transactions shown in Notes 3 are not included in the figures above.
   Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the figures above, and the net unrealized gain of them amounts to 715 million yen.
2. Market value is calculated mainly using discounted present value.

3. Forward foreign exchange and currency options which are of the following types are not included in the figures above:
   1) Those that are revaluated at year end and the revaluated gain (loss) is accounted for in the consolidated statement of income.
   2) Those that were allotted to financial assets/liabilities by foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
   3) Those that were allotted to financial assets/liabilities by foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

   The contract amount of currency derivatives which are revaluated at the consolidated balance sheet date are as follows:

As of March 31, 2002 (Millions of yen)

	Contract amount
Transactions listed on exchange	
Currency futures	
sold	–
bought	–
Currency options	
sold	–
bought	–
Over-the-counter transactions	
Forward foreign exchange	42,123,544
Currency options	
sold	3,161,699
bought	3,736,356

(3) Equity Derivatives

As of March 31, 2002 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Transactions listed on exchange				
Equity price index futures				
sold	55	–	0	0
bought	211	–	0	0
Equity price index options				
sold	–	–	–	–
bought	–	–	–	–
Over-the-counter transactions				
Equity options				
sold	–	–	–	–
bought	–	–	–	–
Equity swaps				
Receivable equity index/Payable floating rate	–	–	–	–
Payable equity index/Receivable floating rate	11,664	–	25	25
Other				
sold	98,375	21,566	(4,531)	(4,531)
bought	69,016	–	796	796
Total			(3,709)	(3,709)

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond Derivatives

As of March 31, 2002 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Transactions listed on exchange				
Bond futures				
sold	13,300	–	(78)	(78)
bought	13,300	–	90	90
Bond futures options				
sold	–	–	–	–
bought	5,000	–	11	11
Over-the-counter transactions				
Bond options				
sold	23,064	17,384	(11)	(11)
bought	28,155	4,953	0	0
Total			11	11

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(5) Commodity Derivatives

As of March 31, 2002 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Over-the-counter transactions				
Commodity swaps				
Receive fixed rate/Pay commodity index	1,918	1,796	504	504
Pay fixed rate/Receive commodity index	1,918	1,796	(361)	(361)
Commodity options				
sold	5,026	4,469	(1,070)	(1,070)
bought	5,026	4,469	1,107	1,107
Total			180	180

(Notes)

1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. All of the commodity derivatives are oil related products.

(6) Credit Derivative Transactions

As of March 31, 2002 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Over-the-counter transactions				
Credit default options				
sold	51,166	43,807	(774)	(774)
bought	49,684	37,903	1,428	1,428
Other				
sold	16,354	14,514	(2,584)	(2,584)
bought	223,044	80,496	14,895	14,895
Total			12,965	12,965

(Notes)

1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. 'Sold' are transactions in which the Bank accepts the credit risk, 'Bought' are transactions in which the Bank transfers the credit risk.

3. As of March 31, 2001

(Note) Amounts are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

(1) Interest Rate Derivatives

As of March 31, 2001 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Transactions listed on exchange				
Interest rate futures				
sold	1,161,100	17,858	(868)	(868)
bought	5,960,228	485,657	11,142	11,142
Interest rate options				
sold	2,278,661	–	(835)	645
bought	732,009	–	525	264
Over-the-counter transactions				
Forward rate agreements				
sold	7,924,231	10,000	(305)	(305)
bought	3,407,144	–	(748)	(748)
Interest rate swaps	221,582,144	134,555,715	(105,025)	(105,025)
Receivable fixed rate/Payable floating rate	108,177,568	65,259,340	2,329,758	2,329,758
Receivable floating rate/Payable fixed rate	105,439,833	64,638,603	(2,418,255)	(2,418,255)
Receivable floating rate/Payable floating rate	7,325,660	4,129,367	(19,168)	(19,168)
Other				
sold	7,059,896	5,732,536	(42,559)	(25,693)
bought	5,303,770	4,291,764	44,741	35,874
Total			(93,933)	(84,714)

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
   Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the figures above, and the net unrealized gain of them amounts to 2,848 million yen.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.
3. Other in Over-the-counter transactions includes cap, floor and swaption transactions.

(2) Currency Derivatives

As of March 31, 2001 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Over-the-counter transactions				
Currency swaps	14,883,848	7,977,865	(67,799)	(67,799)
Forward foreign exchange	787,136	187,702	(13,451)	(13,451)
Currency options				
sold	19,804	6,453	(1,583)	(1,583)
bought	22,702	5,554	1,466	1,466
Total			(81,368)	(81,368)

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
   The derivative transactions to which hedge accounting method is applied and the transactions shown in Notes 3 are not included in the figures above.
   Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the figures above, and the net unrealized gain of them amounts to 650 million yen.
2. Market value is calculated mainly using discounted present value.

3. The currency swap transactions whose profit and loss are recognized on an accrual basis in pursuant to 'Temporary treatment of auditing on continuous adoption of the accounting standards for foreign currency transactions in banking industry' (issued by JICPA on April 10, 2000) are not included in the figures above.

The currency swap transactions whose profit and loss are recognized on an accrual basis is shown as follows:

As of March 31, 2001			(Millions of yen)
	Contract amount	Market value	Net valuated gains (losses)
Currency swaps	1,833,414	(69,269)	(69,269)

Forward foreign exchange and currency options which are of the following types are not included in the figures above:
1) Those that are revaluated at year end and the revaluated gain (loss) is accounted for in the consolidated statement of income.
2) Those that were allotted to financial assets/liabilities by foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
3) Those that were allotted to financial assets/liabilities by foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

The contract amount of currency derivatives which are revaluated at the consolidated balance sheet date are as follows:

As of March 31, 2001	(Millions of yen)
	Contract amount
Transactions listed on exchange	
Currency futures	
sold	–
bought	–
Currency options	
sold	–
bought	–
Over-the-counter transactions	
Forward foreign exchange	58,124,028
Currency options	
sold	2,571,941
bought	2,295,924

(3) Equity Derivatives

As of March 31, 2001				(Millions of yen)
	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Transactions listed on exchange				
Equity price index futures				
sold	3,039	–	137	137
bought	–	–	–	–
Equity price index options				
sold	–	–	–	–
bought	–	–	–	–
Over-the-counter transactions				
Equity options				
sold	–	–	–	–
bought	–	–	–	–
Equity price index swaps	45,202	16,039	(805)	(805)
Other				
sold	79,457	61,219	10,685	10,685
bought	34,947	–	(1,072)	(1,072)
Total			8,944	8,944

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange. Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond Derivatives

As of March 31, 2001 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Transactions listed on exchange				
Bond futures				
sold	2,188	2,000	2	2
bought	23,066	-	112	112
Bond futures options				
sold	-	-	-	-
bought	-	-	-	-
Over-the-counter transactions				
Bond options				
sold	21,981	19,850	0	0
bought	25,457	18,562	0	0
Total			114	114

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(5) Commodity Derivatives

As of March 31, 2001 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Over-the-counter transactions				
Commodity options				
sold	2,707	2,707	56	56
bought	2,707	2,707	(4)	(4)
Total			51	51

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.

(6) Credit Derivative Transactions

As of March 31, 2001 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Net valuated gains (losses)
Over-the-counter transactions				
Credit default options				
sold	42,389	33,782	(366)	(366)
bought	55,966	43,746	465	465
Other				
sold	32,816	14,500	(8,280)	(8,280)
bought	63,089	58,978	7,340	7,340
Total			(840)	(840)

(Notes)
1. The above transactions are valuated at market value and the valuated gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the figures above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. 'Sold' are transactions in which the Bank accepts the credit risk, 'Bought are transactions in which the Bank transfers the credit risk.

Related Party Transactions

There are no material transactions with related parties to be reported for fiscal 2001 ended March 31, 2002.

There are no material transactions with related parties to be reported for fiscal 2000 ended March 31, 2001.



SMBC

Sumitomo Mitsui Banking Corporation (SMBC)

Nonconsolidated Financial Results for Fiscal 2001 ended March 31, 2002

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Date of Approval by the Board of Directors: May 24, 2002
Date of Ordinary General Meeting of Shareholders: June 27, 2002
Stock Exchange Listings: Tokyo, Osaka, Nagoya, Sapporo and London
URL: http://www.smbc.co.jp

1. Performance (for Fiscal 2001 ended March 31, 2002)

(1) Financial Results — Amounts for March 31, 2001 are prepared for Sakura Bank and Sumitomo Bank on a combined basis.
Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit (Loss)		Net Income (Loss)	
Fiscal Year	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2002	2,791,405	(15.1)	(522,106)	-	(322,852)	-
ended March 31, 2001	3,289,556	(20.0)	359,167	6.8	137,835	30.1

	Net Income (Loss) per Share	Net Income(Loss) per Share(diluted)	Return on Stockholders' Equity	Expenses to Income Ratio	Deposits
Fiscal Year	¥	¥	%	%	¥ million
ended March 31, 2002	(59.20)	-	(15.5)	118.7	61,051,813
Fiscal Year	Sakura 17.28	17.25	4.9	86.8	59,041,313
ended March 31, 2001	Sumitomo 16.59	16.25	3.7	90.9	

Notes: 1. Average number of common stock outstanding
for the fiscal year ended March 31, 2002: 5,699,043,601
for the fiscal year ended March 31, 2001: (Sakura) 4,117,698,482 (Sumitomo) 3,141,062,101
2. There is no change in accounting methods.
3. Expenses to Income Ratio = Operating expenses / Operating income X 100
4. Percentages (%) of Operating Income, Operating Profit and Net Income mean the ratio of increase (decrease) from previous year.

(2) Dividends (common stock)

	Dividends per Share (Annual)			Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Stockholders' Equity
		Interim	Year End			
Fiscal Year	¥	¥	¥	¥ million	%	%
ended March 31, 2002	4.00	0.00	4.00	22,835	-	1.2
Fiscal Year	Sakura 6.00	3.00	3.00	24,707	34.7	1.7
ended March 31, 2001	Sumitomo 6.00	3.00	3.00	18,846	36.2	1.3

Note: Dividends per share for the year ended March 31, 2001 of Sakura Bank is calculated by assuming the delivered money due to merger (equivalents of dividends per share for the year ended March 31, 2001) as year-end cash dividends.

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
March 31, 2002	102,082,581	3,196,492	3.1	332.02	(Preliminary) 11.50
March 31, 2001	113,727,498	4,199,937	3.7	Sakura 358.44 Sumitomo 451.35	Sakura 11.91 Sumitomo 11.80

Notes: 1. Number of common stock outstanding
as of March 31, 2002: 5,708,989,836
as of March 31, 2001: (Sakura) 4,118,077,946 (Sumitomo) 3,141,062,101
2. Number of treasury stock as of March 31, 2002: 434,559

2. Performance Forecast (for Fiscal 2002 ending March 31, 2003)

	Operating Income	Operating Profit	Net Income	Dividends per Share (Annual)		
				Interim	Year end	
	¥ million	¥ million	¥ million	¥	¥	¥
For the six months ending September 30, 2002	1,200,000	110,000	40,000	0.00	–	–
For the fiscal year ending March 31, 2003	2,400,000	230,000	80,000	–	4.00	4.00

(Reference) Forecasted net income per share for Fiscal 2002 is 11.47 yen.

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the year

Sumitomo Mitsui Banking Corporation	For Fiscal 2001 ended March, 31, 2002
Common stock	5,699,043,601
Preferred stock (first series type 1)	67,000,000
Preferred stock (second series type 1)	100,000,000
Preferred stock (type 5)	800,000,000
Preferred stock (type 6)	1,073,750

Sakura Bank	For Fiscal 2000 ended March 31, 2001
Common stock	4,117,698,482
Preferred stock (series II)	2,671,767
Preferred stock (series III (type 2))	800,000,000

Sumitomo Bank	For Fiscal 2000 ended March 31, 2001
Common stock	3,141,062,101
Preferred stock (first series type 1)	67,000,000
Preferred stock (second series type 1)	100,000,000

Number of shares as of year-end

Sumitomo Mitsui Banking Corporation	As of March 31, 2002
Common stock	5,708,989,836
Preferred stock (first series type 1)	67,000,000
Preferred stock (second series type 1)	100,000,000
Preferred stock (type 5)	800,000,000

Sakura Bank	As of March 31, 2001
Common stock	4,118,077,946
Preferred stock (series II)	2,577,000
Preferred stock (series III (type 2))	800,000,000

Sumitomo Bank	As of March 31, 2001
Common stock	3,141,062,101
Preferred stock (first series type 1)	67,000,000
Preferred stock (second series type 1)	100,000,000

Note: Number of shares outstanding changed during the fiscal year ended March 31, 2002 as follows:

		Number of shares issued	Capitalized amount
Increase due to merger	Common stock Preferred stock (type 5) Preferred stock (type 6)	2,470,846,767 800,000,000 2,577,000	523,851 million yen
Conversion of convertible bonds	Common stock	91,324,178	50,045 million yen
Conversion of preferred stock (type 6) into common stock	Common stock Preferred stock (type 6)	6,191,349 (2,577,000)	– –

Dividends per share (For Fiscal 2001 ended March 31, 2002) (Yen)

Sumitomo Mitsui Banking Corporation	Dividends per Share (Annual)			Dividends (Annual)
		Interim	Year End	
Common stock	4.00	0.00	4.00	22,835
Preferred stock (first series type 1)	10.50	0.00	10.50	703
Preferred stock (second series type 1)	28.50	0.00	28.50	2,850
Preferred stock (type 5)	13.70	0.00	13.70	10,960

Sakura Bank (For Fiscal 2000 ended March 31, 2001) (Yen)

	Dividends per Share (Annual)			Dividends (Annual)	
		Interim	Year End		
Common stock	6.00	3.00	3.00	24,707	(Note 1)
Preferred stock (series II)	15.00	7.50	7.50	39	(Note 2)
Preferred stock (series III (type 2))	13.70	6.85	6.85	10,960	(Note 3)

Notes: 1. ¥3.00 of delivered money due to merger is assumed as year-end dividends for the year ended March 2001.
2. ¥7.50 of delivered money due to merger is assumed as year-end dividends for the year ended March 2001.
3. ¥6.85 of delivered money due to merger is assumed as year-end dividends for the year ended March 2001.

Sumitomo Bank (For Fiscal 2000 ended March 31, 2001) (Yen)

	Dividends per Share (Annual)			Dividends (Annual)
		Interim	Year End	
Common stock	6.00	3.00	3.00	18,846
Preferred stock (first series type 1)	10.50	5.25	5.25	703
Preferred stock (second series type 1)	28.50	14.25	14.25	2,850

Forecasted annual dividends per share for the year ending March 31, 2003 (Yen)

	Annual dividends per share		
		Interim	Year end
Common stock	4.00	0.00	4.00
Preferred stock (first series type 1)	10.50	0.00	10.50
Preferred stock (second series type 1)	28.50	0.00	28.50
Preferred stock (type 5)	13.70	0.00	13.70

Calculation for Index

(1) Financial Results for Fiscal 2001 ended March 31, 2002

- Net Income per Share:

$$\frac{\text{Net income} - \text{Preferred share dividends}}{\text{Average number of common shares outstanding during the year (*)}}$$

- Return on Stockholders' Equity

$$\frac{\text{Net income} - \text{Preferred share dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred shares outstanding at beginning of year X Issue price}) + (\text{Stockholders' equity at year end} - \text{Number of preferred shares outstanding at year end X Issue price})\} / 2} \text{ X 100}$$

- Dividend Payout Ratio:

$$\frac{\text{Common share dividends}}{\text{Net income} - \text{Preferred share dividends}} \text{ X 100}$$

- Ratio of Dividends to Stockholders' Equity:

$$\frac{\text{Common share dividends}}{\text{Stockholders' equity at year end} - \text{Number of preferred shares outstanding at year end X Issue price}} \text{ X 100}$$

- Stockholders' Equity per Share:

$$\frac{\text{Stockholders' equity at year end} - \text{Number of preferred shares outstanding at year end X Issue price}}{\text{Number of common shares outstanding at year end (*)}}$$

(2) Forecasted Financial Results for Fiscal 2002 ending March 31, 2003

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred share dividends}}{\text{Number of common shares outstanding at year end (*)}}$$

(*) Treasury stock is excluded from this fiscal year.

NONCONSOLIDATED BALANCE SHEET

March 31, 2002 (Millions of yen)

Assets	
Cash and due from banks	5,458,430
Cash	1,271,992
Due from banks	4,186,438
Call loans	620,406
Receivables under resale agreements	432,730
Commercial paper and other debt purchased	146,650
Trading assets	2,705,648
Trading securities	9,827
Derivatives of trading securities	91
Derivatives of securities related to trading transactions	12
Trading-related financial derivatives	1,831,961
Other trading assets	863,755
Money held in trust	33,858
Securities	20,442,996
Japanese government bonds	9,599,109
Japanese local government bonds	429,412
Corporate bonds	1,183,562
Stocks	5,595,410
Other securities	3,635,501
Loans and bills discounted	59,928,368
Bills discounted	857,827
Loans on bills	7,897,569
Loans on deeds	39,435,408
Overdrafts	11,737,562
Foreign exchanges	779,142
Due from foreign bank, credit	48,491
Due from foreign bank, debit	131,166
Foreign bills bought	358,880
Foreign bills receivable	240,604
Other assets	5,344,106
Domestic exchange settlement account, debit	29,087
Prepaid expenses	5,650
Accrued income	362,359
Initial margins of futures markets	20,653
Variation margins of futures markets	155
Securities in custody	825
Financial derivatives	1,396,901
Discount of bonds	220
Pledged money for securities borrowing transactions	3,020,519
Other	507,732
Premises and equipment	890,981
Land, building and equipment	788,197
Construction in progress	2,606
Surety deposits and intangible	100,177
Deferred tax assets	1,741,114
Customers' liabilities for acceptances and guarantees	5,529,996
Reserve for possible loan losses	(1,971,849)
Total assets	102,082,581

Liabilities	
Deposits	61,051,813
Current deposits	4,598,808
Ordinary deposits	23,915,577
Savings deposits	1,314,621
Deposits at notice	6,241,545
Time deposits	20,932,561
Installment savings	0
Other deposits	4,048,698
Negotiable certificates of deposit	6,577,539
Call money	3,883,991
Payables under repurchase agreements	1,100,446
Bills sold	6,868,800
Commercial paper	1,001,000
Trading liabilities	1,797,086
Derivatives of trading securities	79
Derivatives of securities related to trading transactions	0
Trading-related financial derivatives	1,797,006
Borrowed money	3,406,286
Bills rediscounted	58,784
Borrowings from finance companies	3,347,501
Foreign exchanges	300,162
Due to foreign banks, credit	192,766
Due to foreign banks, debit	56,057
Foreign bills sold	27,822
Foreign bills payable	23,514
Bonds	2,133,754
Convertible bonds	1,106
Other liabilities	4,962,176
Domestic exchange settlement account, credit	7,886
Income taxes payable	31,874
Accrued expenses	166,950
Unearned income	37,055
Employees' deposits	46,253
Initial margins of futures markets	860
Variation margins of futures markets	795
Financial derivatives	887,205
Deferred profit on hedge	92,987
Pledged money for securities lending transactions	3,162,009
Other	528,297
Reserve for employee bonuses	11,342
Reserve for employee retirement benefits	116,854
Reserve for possible losses on loans sold	80,576
Other reserves	18
Reserve for financial futures transaction liabilities	18
Deferred tax liabilities for land revaluation	63,137
Acceptances and guarantees	5,529,996
Total liabilities	98,886,088
Stockholders' equity	
Capital stock	1,326,746
Legal reserves	1,326,758
Capital surplus	1,326,758
Land revaluation excess	100,346
Retained earnings	740,874
Voluntary reserves	221,560
Reserve for losses on overseas investments	58
Voluntary earned reserve for retirement allowances	1,656
Special voluntary earned reserves	219,845
Unappropriated profit at end of year	161,699
Net loss	322,852
Other retained earnings	357,614
Earnings due to decrease of capital surplus	357,614
Net unrealized losses on other securities	(297,950)
Treasury stock	(283)
Total stockholders' equity	3,196,492
Total liabilities and stockholders' equity	102,082,581

Notes to Nonconsolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Standards for recognition and measurement of trading assets and liabilities are as follows:
   Recognition:
   Trading account positions relating to transactions made for the purposes of seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets, are included in Trading assets or Trading liabilities on the balance sheet on a contract date basis.
   Measurement:
   Trading securities and monetary claims purchased for trading purposes are stated at market value, and financial derivatives such as swaps, futures and options, are at the amounts that would be settled if the transactions were terminated at the balance sheet date.

3. As for securities other than those in trading portfolio, debt securities that Sumitomo Mitsui Banking Corporation (the 'Bank') has the positive intent and ability to hold to maturity (held-to-maturity securities) are carried at amortized cost (the straight-line method), using the moving-average method.
   Investments in subsidiaries and affiliates are carried at cost, using the moving-average method.
   Securities excluding those classified as trading securities, held-to-maturity securities or investments in subsidiaries and affiliates, are defined as '*other securities.*' Stocks classified as *other securities* that have market value are carried at the average market value during the final month of the fiscal year, and *other securities* excluding the marketable stocks that have market value are carried at market value at the balance sheet date (cost of securities is calculated mainly by moving-average method). *Other securities* that do not have market value are carried at cost or amortized cost, using the moving-average method. Net unrealized gains (losses) on *other securities* are recognized, net of applicable income taxes, as a separate component of stockholders' equity.

4. Securities included in money held in trust account are carried in the same way as mentioned in Notes 2 and 3.

5. Derivative transactions excluding those classified as trading accounts are carried at fair value.

6. Depreciation of premises and equipment is computed by the straight-line method (the declining-balance method is used for equipment). The estimated useful lives of major items are as follows:
   Buildings: 7 to 50 years
   Equipment: 3 to 20 years

7. Capitalized software for internal use is depreciated using the straight-line method over its estimated useful life (five years).

8. Issuance cost of new stocks and bonds is expensed as they are incurred. Discount of bonds is included in Other assets and amortized using straight-line method over the lives of the bonds.

9. Assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
   Formerly, the Bank applied 'the accounting standards for foreign currency transactions in banking industry' introduced in 1990. From this fiscal year, the Bank applies the revised accounting standards for foreign currency transactions ('Opinion Concerning Revision of Accounting Standard for Foreign Currency Transactions' issued by Business Accounting Deliberation Council on October 22, 1999) with the exception of when 'Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20) is applied.
   Financial swap transactions are accounted for pursuant to the JICPA Industry Audit Committee Report No.20 as follows:
   (1) Initial exchange cash flows are assumed as principal of claim and debt and are reported on the balance sheet at the exchange rate prevailing at the balance sheet date in the net amount.
   (2) The difference of the initial and final exchange cash flows by currency, which is the reflection of the difference in the yield between the currencies, is assumed as interest and is accounted for on an accrual basis on the balance sheet and the statement of income.
   Financial swap transactions are foreign exchange transactions that are contracted for the purpose of lending or borrowing funds in different currencies. These transactions consist of spot foreign exchange either bought or sold and forward foreign exchange either bought or sold. The spot foreign exchange bought or sold is the swap transaction for borrowing or lending the principal equivalent of the fund. The forward foreign exchange bought or sold is the swap

transaction of the foreign currency equivalent including the principal and corresponding interest to be paid or received, the amount and due date of which are predetermined.

10. Reserve for possible loan losses is provided as detailed below, in accordance with the internal standards for write-offs and reserves.

For claims on borrowers that are legally bankrupt ('bankrupt borrowers') or borrowers that are regarded as substantially in the same situation ('effectively bankrupt borrowers'), a reserve is provided based on the amount of claims net of the expected amount of recoveries from collateral and guarantees net of the deducted amount mentioned below.

For claims on borrowers that are not currently in the status of bankrupt but are likely to become bankrupt in future, a reserve is provided by the amount deemed necessary based on overall solvency assessment, out of the amount of claims net of the expected amount of recoveries from collateral and guarantees.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in certain countries, an additional reserve (including a reserve for losses on overseas investments prescribed in Article 55-2 of Specific Taxation Measures Law) is provided by the amount deemed necessary based on assessment of political and economic conditions in such countries under the name of 'loan loss reserve for specific overseas countries' as a component of reserve for possible loan losses.

Branches and credit supervision departments assess all claims in accordance with the internal rule for self-assessment of assets. Subsequently, Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessment procedures.

For claims on 'bankrupt borrowers' and 'effectively bankrupt borrowers,' the amount exceeding the estimated value of collateral and guarantees is deducted, as deemed uncollectible, directly from those claims. The deducted amount is 1,405,069 million yen.

11. Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses, which are attributable to this fiscal year. Accrued bonuses to employees were formerly included in 'Accrued expenses,' but 'Reserve for employee bonuses' is reported from this fiscal year in accordance with 'Concerning Financial Statement Titles to be used for Accrued Bonuses for Employees' (Research Center Review Information No.15 issued by JICPA). Consequently, 'Accrued expenses' decreased by 11,342 million yen and 'Reserve for employee bonuses' increased by the same amount.

12. Reserve for employee retirement benefits is provided, in provision for payment of retirement benefits to employees, by the amount deemed necessary, based on the projected retirement benefit obligation and plan assts at the balance sheet date.

Prior service cost is amortized using the straight-line method over the certain years (10 years) within the employees' average remaining service period at the incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method over the certain years (10 years) within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation is amortized using the straight-line method over 5 years.

13. Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with Article 287-2 of the Commercial Code.

14. Financing leases, except for those which transfer the ownership of the property to the lessee, are accounted for in the same manner as operating leases.

15. In accordance with the Industry Audit Committee Report No.15 'Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' issued by JICPA, the Bank applies 'the risk adjustment approach' as a hedge accounting (Macro hedge), abiding by the following requirements:

(1) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.

(2) Derivatives as the hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.

(3) Eligibility of hedging activities shall be evaluated on a quarterly basis.

The Bank applies deferred hedge accounting.

In order to hedge the risk arising from the volatility of exchange rates for the stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currency, the Bank applies deferred hedge accounting on the conditions that the hedged security is specified in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security pursuant to 'Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20).

Certain derivatives for the purpose of hedging are recorded on a cost basis using the short-cut method (exceptional treatment for interest rate swaps) in view of consistency with the risk management policy.

16. Consumption tax and local consumption tax are accounted for using the tax-excluded method.

17. 'Other reserve' required by Special Law is stated as follows:
Reserve for contingent liabilities from financial futures transaction is recorded at 18 million yen.
This reserve was provided in accordance with Article 82 of the Financial Futures Transaction Law.

18. Total value of investments in subsidiaries held by the Bank amounts to 638,477 million yen.

19. Total value of claims on subsidiaries of the Bank amounts to 507,461 million yen.

20. Total value of claims of subsidiaries on the Bank amounts to 2,475,880 million yen.

21. Accumulated depreciation of the Bank's premises and equipment amounts to 522,831 million yen.

22. Advanced depreciation of the Bank's premises and equipment amounts to 76,321 million yen.

23. In addition to Premises and equipment, which is reported on the balance sheet, some computers are used under lease contracts.

24. Bankrupt loans and Non-accrual loans are 195,653 million yen and 3,184,459 million yen respectively.
'Bankrupt loans' consist of loans on which the Bank does not currently accrue interest income due to the nonpayment status or other credit conditions of the borrower and which meet certain conditions defined in Article 96-1-3 or 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965.
'Non-accrual loans' is defined as loans on which the Bank does not currently accrue interest income but excluding 'Bankrupt loans' and loans for which the Bank is forbearing interest payments to support the borrowers' recovery from financial difficulty.

25. Past due loans (3 months or more) are 92,324 million yen.
'Past due loans (3 months or more)' consist of loans of which the principal and/or interest is past due for three months or more but exclude Bankrupt loans and Non-accrual loans.

26. Restructured loans are 2,344,016 million yen.
'Restructured loans' are loans for which the Bank relaxes lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments to support the borrowers' recovery from financial difficulty, but excluding Bankrupt loans, Non-accrual loans and Past due loans (3 months or more).

27. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans is 5,816,452 million yen as of the balance sheet date.
The amounts of loans presented in Notes 24 to 27 are amounts before reserve for possible loan losses is deducted.

28. The total face value of Bank acceptance bought, Commercial bills discounted and Documentary bills is 1,216,707 million yen.

29. Assets pledged as collateral as of the balance sheet date are as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	45,623
Trading assets	621,047
Securities	8,926,055
Loans and bills discounted	3,239,033
Liabilities corresponding to assets pledged	
Call money	1,505,000
Payables under repurchase agreements	1,100,446
Bills sold	6,868,800
Borrowed money	98,128
Pledged money for securities lending transactions	2,504,332
Acceptances and guarantees	45,571

In addition, Cash and due from banks of 101,669 million yen, Trading assets of 296 million yen, Securities of 2,764,145 million yen and Loans and bills discounted of 58,095 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

30. Net amount of deferred unrealized gains (losses) on hedging instruments to which hedge accounting is applied is reported as Deferred profit on hedge. Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments are 1,057,953 million yen and 1,150,941 million yen respectively.

31. Pursuant to the Law concerning Land Revaluation (the Law) effective March 31, 1998, the Bank revaluated its own land for business activities. The income taxes corresponding to the net unrealized gains are deferred and reported in liabilities as 'Deferred tax liabilities for land revaluation,' and the net unrealized gains, net of deferred taxes, are reported as 'Land revaluation excess' in stockholders' equity.

   Date of the revaluation: March 31, 1998

   Method of revaluation (provided in Article 3-3 of the Law):

   The fair values are determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in any of the Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

   The total amount of values of the land for business activities, as of the balance sheet date, which were revaluated pursuant to the Article 10 of the Law, is lower by 90,526 million yen than the total amount of book value after the land revaluation.

   Pursuant to the Law and the law concerning amendment of the Law effective March 31, 2001, the Bank revaluated the land for business activities that was succeeded due to merger with SMBC Property Management Service Co., Ltd. The equivalent of income taxes corresponding to the revaluated losses is deducted from 'Deferred tax liabilities for land revaluation' and the revaluated losses, net of the corresponding taxes, are deducted from 'Land revaluation excess.'

   Date of the revaluation: March 31, 2002

   Book value of the land for business activities before revaluation: 248,659 million yen

   Book value of the land for business activities after revaluation: 169,520 million yen

   Method of revaluation (provided in Article 3-3 of the Law):

   The fair values are determined by applying appropriate adjustments for land shape and analysis on the appraisal specified in any of the Article 2-3 or 2-4 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance) effective March 31, 1998.

32. The balance of subordinated debt included in Borrowed money is 3,050,790 million yen.

33. The balance of subordinated bonds included in Bonds is 625,854 million yen.

34. Outline of stock options in accordance with Article 280-19-1 of the Commercial Code (before the amendment) that are granted to directors and employees is as follows:

   (1) Stock option that was granted at July 31, 1998

Type of share	Common stock
Number of shares issued	296,000 shares
Issue price of new shares (Exercise price)	1,432 yen per share

   (2) Stock option that was granted at July 30, 1999

Type of share	Common stock
Number of shares issued	393,000 shares
Issue price of new shares (Exercise price)	1,628 yen per share

   (3) Stock option that was granted at July 31, 2000

Type of share	Common stock
Number of shares issued	353,000 shares
Issue price of new shares (Exercise price)	1,361 yen per share

   (4) Stock option that was granted at July 31, 2001

Type of share	Common stock
Number of shares issued	1,149,000 shares
Issue price of new shares (Exercise price)	1,035 yen per share

   Outline of stock options in accordance with Article 280-19-1 of the Commercial Code (before the amendment) that were succeeded from The Sakura Bank, Limited and that had been granted to directors and employees is as follows:

   (1) Stock option that was granted at August 23, 1999

Type of share	Common stock
Number of shares issued	167,400 shares
Issue price of new shares (Exercise price)	1,124 yen per share

(2) Stock option that was granted at July 25, 2000
Type of share Common stock
Number of shares issued 174,600 shares
Issue price of new shares (Exercise price) 1,287 yen per share

35. Net loss per share is 59.20 yen.

36. Market value and unrealized gains (losses) on securities are shown as below:
These amounts include 'Japanese government bonds,' 'Japanese local government bonds,' 'Corporate bonds,' 'Stocks,' 'Other securities,' negotiable certificates of deposit bought within 'Due from banks,' 'Trading securities,' negotiable certificates of deposit bought and commercial paper within 'Other trading assets', and commercial paper and beneficiary claim on loan trust within 'Debt purchased.' This definition is applied up to Note 39.

(1) Securities classified as trading

	(Millions of yen)
Balance sheet amount	873,583
Gains included in profit/loss during this fiscal year	265

(2) Bonds classified as held-to-maturity that have market value

(Millions of yen)

	Balance sheet amount	Market Value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	100,968	101,400	431	431	-
Other	26,992	27,708	715	734	19
Total	127,961	129,108	1,146	1,165	19

(3) Investments in subsidiaries or affiliates that have market value

(Millions of yen)

	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	104,003	101,413	(2,589)
Stocks of affiliates	8,485	10,974	2,488
Total	112,488	112,387	(101)

(4) *Other securities* that have market value

(Millions of yen)

	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	5,234,755	4,733,857	(500,897)	180,943	681,841
Bonds	10,517,923	10,555,706	37,783	55,597	17,814
Japanese government bonds	9,463,294	9,498,141	34,847	39,207	4,360
Japanese local government bonds	421,315	429,412	8,097	9,764	1,667
Corporate bonds	633,314	628,153	(5,161)	6,625	11,786
Other	2,775,933	2,757,392	(18,540)	7,696	26,236
Change of purpose of holding	-	-	61	61	-
Total	18,528,611	18,046,957	(481,593)	244,299	725,892

The sum (losses of 295,601 million yen) of Net unrealized losses shown above and deferred tax assets of 185,991 million yen, is included in 'Net unrealized losses on *other securities.*'

Other securities with market value, whose market value extremely declines as compared with its acquisition cost, are, in principle, considered that their market value will not recover to the acquisition cost. The market value is recognized as the balance sheet amount and the valuation loss is charged off (impaired) for the current fiscal year. The amount of impairment for this fiscal year is 97,140 million yen. The rule to determine that market value 'extremely declines' is regulated by the classification of securities' issuers based on the self-assessment of assets as follows:

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value has decreased 30% or more of the acquisition cost
Normal issuers	Market value has decreased 50% or more of the acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: issuers that are identified for close monitoring

Normal issuers: issuers excluding Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers and Issuers requiring caution

37. The amount of *other securities* sold during this fiscal year is as follows:

(Millions of yen)

Sales amount	Gains on sales	Losses on sales
31,513,898	174,190	90,314

38. Summary information on securities that have no market value is shown as follows:

(Millions of yen)

	Balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,384
Investments in subsidiaries or affiliates	
Stocks of subsidiaries	894,584
Stocks of affiliates	177,502
Other	16,507
Other securities	
Unlisted bonds	555,408
Unlisted foreign securities	347,654
Unlisted stocks (excluding OTC stocks)	143,314
Other	112,197

39. Redemption schedule on *other securities* that have maturities and bonds classified as held-to-maturity is shown as follows:

(Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,268,355	6,927,429	1,813,599	202,700
Japanese government bonds	2,155,760	6,006,279	1,236,840	200,230
Japanese local government bonds	25,433	110,409	292,998	570
Japanese corporate bonds	87,161	810,740	283,760	1,900
Other	311,056	1,948,876	126,360	510,543
Total	2,579,411	8,876,305	1,939,960	713,243

40. Information on money held in trust is shown as follows:

Money held in trust classified as trading

	(Millions of yen)
Balance sheet amount	3,715
Gains included in profit/loss during this fiscal year	–

Other money held in trust

(Millions of yen)

Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
33,968	30,142	(3,825)	135	3,960

'Net unrealized losses on *other securities*' include the total amount of (2,348) million yen, which is consisted of the net unrealized losses shown above of (3,825) million yen and deferred tax assets of 1,477 million yen.

41. 'Japanese Government Bonds' include 999 million yen of unsecured loaned securities for which borrowers have rights of sale or pledge. 'Japanese Government Bonds' include 827 million yen of loaned securities for which borrowers have rights of pledge but no rights of sale.
   As for the unsecured borrowed securities for which the Bank have rights of sale or pledge and the securities which the Bank purchased under resale agreements, that are permitted to sell or pledge without restrictions, 3,193,191 million yen of securities are pledged, 507,010 million yen of securities are held in hand as of the balance sheet date. The Bank may pledge the borrowed securities as well.
   Unsecured loaned securities and securities under repurchase agreements were recognized as 'Securities in custody' and 'Trading account securities borrowed' or 'Securities borrowed' by the same amounts. From this fiscal year, they are not reported on the balance sheet in accordance with the revision of the accounting standards for financial instruments. Consequently, 'Securities in custody,' 'Trading account securities borrowed' and 'Securities borrowed' decreased by 3,098,200 million yen, 164,100 million yen and 2,934,100 million yen respectively as compared with the former manner.

42. Commitment line contracts on overdrafts and loans are agreements to lend to customers when they apply for borrowing, to the prescribed amount as long as there is no violation of any condition established in the contracts. The amount of unused commitments upon is 23,565,257 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time is 21,097,495 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments have clauses that the Bank can reject the application from customers or reduce the contract amounts in case economic conditions are changed, the Bank needs to secure claims and others occur. In addition, the Bank requests the customers to pledge collateral such as premises and securities at conclusion of the contracts, and takes necessary measures such as grasping customers' financial positions, revising contracts when need arises and securing claims after conclusion of the contracts.

43. Reserve for employee retirement benefits as of this fiscal year-end and pension assets in trust (excluding unrecognized actuarial net gains (losses)) that were deducted from reserve for employee retirement benefits are shown as follows:

(Millions of yen)

	Lump-sum Payment Plan	Employee Pension Fund	Total
Reserve for employee retirement benefits (before deducting Pension assets in trust)	(117,936)	(151,545)	(269,481)
Pension assets (excluding unrecognized actuarial net gain (loss))	94,611	58,015	152,627
Reserve for employee retirement benefits (after deducting Pension assets in trust)	(23,324)	(93,530)	(116,854)

Information on projected benefit obligation and others at this fiscal year-end is shown as follows:

	(Millions of yen)
Projected benefit obligation	(1,070,564)
Pension assets (fair value)	730,307
Unfunded projected benefit obligation	(340,256)
Unrecognized net transition obligation	60,502
Unrecognized net actuarial differences	221,954
Unrecognized prior service cost (net)	(59,055)
Net amount recorded on the balance sheet	(116,854)

44. Pursuant to the Article 289-2 of the Commercial Code and the Article 18-2 of the Banking Law, the Bank transferred legal reserves to retained earnings during this fiscal year. Consequently, Capital surplus and Earned surplus reserve decreased by 357,614 million yen and 241,421 million yen respectively, and 'Earnings due to decrease of capital surplus' in Other retained earnings and Unappropriated profit at end of year increased by 357,614 million yen and 241,421 million yen respectively.

45. Treasury stock was formerly included in 'Stocks.' From this fiscal year, Treasury stock is reported at the bottom of stockholders' equity and deducts stockholders' equity in pursuant to the amendment of the disclosure form due to issuance of 'the Partial Revision of the Enforcement Ordinance for the Banking Law' on April 19, 2002. Consequently, total assets and stockholders' equity decreased by 283 million yen respectively as compared with the former manner.

46. In accordance with the application of accounting standards for financial instruments, from this fiscal year 'Net unrealized losses on *other securities*' is reported by the amount of valuation losses, net of taxes, which is arising from evaluating *other securities* and other money held in trust at the fair value. Consequently, the total amount of 'Japanese government bonds,' 'Japanese local government bonds,' 'Corporate bonds,' 'Other securities,' beneficiary certificates of

trust for loan receivables in 'Debt purchased' and 'Money held in trust' decreased by 485,418 million yen and (297,950) million yen of 'Net unrealized losses on *other securities*' is reported on the balance sheet.

47. With the implementation of the "Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo" (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ('the metropolitan ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On October 18, 2000 the Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. The Bank won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Bank advance tax payments of 16,633 million yen and also awarded to the Bank damages of 200 million yen. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision.

It is the opinion of the Bank that the metropolitan ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year the Bank has applied the same treatment as in the previous year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because the Bank has deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in 'Other expenses' in the amounts of 8,100 million yen (16,833 million yen if the amount that Sakura Bank recorded for the year ended March 31, 2001 is added) in the previous year, and 19,862 million yen this year. As a result, Operating income for the previous year decreased and Operating loss for this year increased by the corresponding amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on Current income tax expenses as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 21,694 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred tax assets of 96,904 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in 'Deferred tax liabilities for land revaluation' of 3,694 million yen, and consequently stockholders' equity decreased by 93,209 million yen.

With the implementation of the 'Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka' (Osaka Municipal Ordinance No.131, June 9, 2000) ('the municipal ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On April 4, 2002, the Bank filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance.

It is the opinion of the Bank that the municipal ordinance is both unconstitutional and illegal. The Bank has asserted this opinion in the Osaka District Court and the matter is still in litigation. The fact that during this year the Bank has applied the accounting treatment for enterprise taxes through external standards taxation on banks in Osaka in accordance with the municipal ordinance, is because the Bank has deemed it appropriate at this stage to apply the same accounting treatment to Osaka as to Tokyo. This accounting treatment does not constitute in any way an admission on the part of the Bank either of the constitutionality or of the legality of the municipal ordinance.

With the implementation of the municipal ordinance, enterprise taxes relating to banks in Osaka were recorded in 'Other expenses' in the amounts of 10,137 million yen. As a result, Operating loss for this year increased by the same amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on Current income tax expenses as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 5,478 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects there was a decrease in Deferred tax assets of 46,631 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in Deferred tax liabilities for land revaluation of 1,798 million yen, and consequently stockholders' equity decreased by 44,833 million yen.

NONCONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2002		(Millions of yen)
Operating income		2,791,405
Interest income	2,192,961	
Interest on loans and discounts	1,256,848	
Interest and dividends on securities	504,732	
Interest on call loans	4,432	
Interest on receivables under resale agreements	1,781	
Interest on bills bought	27	
Interest on deposits with banks	185,085	
Interest on interest rate swaps	173,443	
Other interest income	66,611	
Fees and commissions	239,645	
Fees and commissions on domestic and foreign exchanges	100,509	
Other fees and commissions	139,135	
Trading profits	121,414	
Gains on trading-related financial derivatives	120,302	
Other trading income	1,112	
Other operating income	150,886	
Gains on foreign exchanges	10,439	
Gains on sales of bonds	124,773	
Gains on financial derivatives	15,110	
Other	562	
Other income	86,498	
Gains on sales of stocks	54,196	
Gains on money held in trust	1,810	
Other	30,490	
Operating expenses		3,313,512
Interest expenses	716,677	
Interest on deposits	323,249	
Interest on negotiable certificates of deposit	14,430	
Interest on call money	8,807	
Interest on payables under repurchase agreements	17,379	
Interest on bills sold	1,253	
Interest on commercial paper	970	
Interest on borrowed money	136,900	
Interest on straight bonds	31,187	
Amortization of discount on bonds	50	
Interest on convertible bonds	97	
Other interest expenses	182,350	
Fees and commissions	74,373	
Fees and commissions on domestic and foreign exchanges	20,634	
Other fees and commissions	53,738	
Trading losses	125	
Losses on trading securities	107	
Losses on securities related to trading transactions	17	
Other operating expenses	60,445	
Losses on sales of bonds	50,522	
Losses on redemption of bonds	1,985	
Losses on devaluation of bonds	5,704	
Amortization of deferred bond cost	2,161	
Other	71	
General and administrative expenses	696,775	
Other expenses	1,765,115	
Transfer to reserve for possible loan losses	1,158,947	
Write-offs of loans	283,895	
Transfer to reserve for possible losses on loans sold	37,034	
Losses on sales of stocks	54,300	
Losses on devaluation of stocks	130,585	
Losses on money held in trust	1,867	
Other	98,485	
Operating loss		522,106
Extraordinary gains		26,783
Gains on disposition of premises and equipment	4,360	
Collection of written-off claims	258	
Other extraordinary gains	22,164	
Extraordinary losses		41,314
Losses on disposition of premises and equipment	18,562	
Other extraordinary losses	22,752	
Loss before income taxes		536,637
Income taxes, Current		32,737
Deferred		(246,522)
Net loss		322,852
Unappropriated profit brought forward		68,994
Unappropriated profit inherited due to merger		114,169
Transfer from land revaluation excess		59,967
Transfer from earned surplus reserve		241,421
Unappropriated profit at end of year		161,699

Notes to Nonconsolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Income on transactions with subsidiaries amounts to 257,748 million yen.
   Expenses on transactions with subsidiaries amount to 197,053 million yen.

3. Trading profits and trading losses are recognized on a contract date basis, and include interest received/paid, the amount of change in valuation gains (losses) for securities, monetary claims and derivatives as of the term end date compared with that at the end of the previous term. The amounts of change of valuation gains (losses) for derivatives are measured using the estimated settlement price assuming settlement in cash at the year-end date.

4. 'Other' in Other income includes gains on establishment of retirement benefit trust of 7,715 million yen.

5. Other extraordinary gains represent dividends on liquidation of a subsidiary.

6. Other extraordinary losses represent amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits in Japan of 20,167 million yen and losses on disposals of software of 2,584 million yen.

NONCONSOLIDATED STATEMENT OF APPROPRIATION OF PROFIT (PROPOSAL)

Year ended March 31, 2002	(Yen)
Unappropriated profit at end of year	161,699,569,643
Transfer from voluntary reserves	12,145,600
Transfer from reserve for losses on overseas investments	12,145,600
Total	161,711,715,243
Profit to be appropriated	37,349,565,924
Dividends on preferred stock (first series type 1) (10.50 yen per share)	703,500,000
Dividends on preferred stock (second series type 1) (28.50 yen per share)	2,850,000,000
Dividends on preferred stock (type 5) (13.70 yen per share)	10,960,000,000
Dividends on common stock (4.00 yen per share)	22,835,959,344
Transfer to voluntary reserves	106,580
Transfer to reserve for losses on overseas investments	106,580
Profit carried forward to next year	124,362,149,319

COMPARATIVE NONCONSOLIDATED BALANCE SHEETS

	March 31		(Millions of yen)
	2002 (A)	2001 (B)	Difference (A) – (B)
Assets:			
Cash and due from banks	5,458,430	7,269,030	(1,810,600)
Call loans	620,406	211,968	408,438
Receivables under resale agreements	432,730	2,597,816	(2,165,086)
Commercial paper and other debt purchased	146,650	80,459	66,191
Trading assets	2,705,648	2,408,485	297,163
Money held in trust	33,858	75,120	(41,262)
Securities	20,442,996	27,059,978	(6,616,982)
Loans and bills discounted	59,928,368	61,747,880	(1,819,512)
Foreign exchanges	779,142	723,498	55,644
Other assets	5,344,106	4,409,648	934,458
Premises and equipment	890,981	871,749	19,232
Deferred tax assets	1,741,114	1,074,671	666,443
Customers' liabilities for acceptances and guarantees	5,529,996	6,293,027	(763,031)
Reserve for possible loan losses	(1,971,849)	(1,095,841)	(876,008)
Total assets	102,082,581	113,727,498	(11,644,917)
Liabilities:			
Deposits	61,051,813	59,041,313	2,010,500
Negotiable certificates of deposit	6,577,539	11,688,459	(5,110,920)
Call money	3,883,991	5,898,509	(2,014,518)
Payables under repurchase agreements	1,100,446	4,857,211	(3,756,765)
Bills sold	6,868,800	4,032,500	2,836,300
Commercial paper	1,001,000	1,637,200	(636,200)
Trading liabilities	1,797,086	1,180,506	616,580
Borrowed money	3,406,286	3,985,126	(578,840)
Foreign exchanges	300,162	250,712	49,450
Bonds	2,133,754	1,470,607	663,147
Convertible bonds	1,106	101,106	(100,000)
Other liabilities	4,962,176	8,809,198	(3,847,022)
Reserve for employee bonuses	11,342	–	11,342
Reserve for employee retirement benefits	116,854	14,054	102,800
Reserve for possible losses on loans sold	80,576	137,972	(57,396)
Other reserves	18	17	1
Deferred tax liabilities for land revaluation	63,137	130,030	(66,893)
Acceptances and guarantees	5,529,996	6,293,027	(763,031)
Total liabilities	98,886,088	109,527,559	(10,641,471)
Stockholders' equity:			
Capital stock	1,326,746	1,795,554	(468,808)
Legal reserves	1,326,758	1,781,722	(454,964)
Land revaluation excess	100,346	209,583	(109,237)
Retained earnings	740,874	413,077	327,797
Voluntary reserves	221,560	221,563	(3)
Unappropriated profit at end of year	161,699	191,513	(29,814)
Net income (loss)	(322,852)	137,835	(460,687)
Other retained earnings	357,614	–	357,614
Net unrealized losses on other securities	(297,950)	–	(297,950)
Treasury stock	(283)	–	(283)
Total stockholders' equity	3,196,492	4,199,937	(1,003,445)
Total liabilities and stockholders' equity	102,082,581	113,727,498	(11,644,917)

(Notes) 1. Amounts of less than one million yen have been omitted.
2. Amounts as of March 31, 2001 are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

COMPARATIVE NONCONSOLIDATED STATEMENT OF INCOME

(Millions of yen)

	Year ended March 31		
	2002 (A)	2001 (B)	Difference (A) – (B)
Operating income	2,791,405	3,289,556	(498,151)
Interest income	2,192,961	2,275,679	(82,718)
Interest on loans and discounts	1,256,848	1,501,144	(244,296)
Interest and dividends on securities	504,732	348,176	156,556
Fees and commissions	239,645	231,780	7,865
Trading profits	121,414	95,385	26,029
Other operating income	150,886	73,476	77,410
Other income	86,498	613,233	(526,735)
Operating expenses	3,313,512	2,930,388	383,124
Interest expenses	716,677	1,035,641	(318,964)
Interest on deposits	323,249	601,538	(278,289)
Fees and commissions	74,373	81,087	(6,714)
Trading losses	125	–	125
Other operating expenses	60,445	57,082	3,363
General and administrative expenses	696,775	711,987	(15,212)
Other expenses	1,765,115	1,044,585	720,530
Operating profit (loss)	(522,106)	359,167	(881,273)
Extraordinary gains	26,783	3,112	23,671
Extraordinary losses	41,314	89,169	(47,855)
Income before income taxes	(536,637)	273,111	(809,748)
Income taxes, Current	32,737	9,526	23,211
Deferred	(246,522)	125,747	(372,269)
Net income (loss)	(322,852)	137,835	(460,687)
Unappropriated profit brought forward	68,994	94,554	(25,560)
Unappropriated profit inherited due to merger	114,169	–	114,169
Transfer from land revaluation excess	59,967	11,839	48,128
Transfer from earned surplus reserve	241,421	–	241,421
Interim dividends	–	29,052	(29,052)
Transfer to earned surplus reserve	–	5,809	(5,809)
Delivered money due to merger	–	17,853	(17,853)
Unappropriated profit at end of year	161,699	191,513	(29,814)

(Notes) 1. Amounts of less than one million yen have been omitted.
2. Amounts for the year ended March 31, 2001 are prepared for Sakura Bank and Sumitomo Bank on a combined basis.

COMPARATIVE NONCONSOLIDATED STATEMENTS OF APPROPRIATION FOR YEAR ENDED MARCH 31, 2002 (PROPOSAL) AND MARCH 31, 2001

(Millions of yen)

	Year ended March 31		
	2002 (A)	2001 (B)	Difference (A) – (B)
Unappropriated profit at end of year	161,699	82,490	79,209
Transfer from voluntary reserves	12	4	8
Transfer from reserve for losses on overseas investments	12	4	8
Total	161,711	82,494	79,217
Profit to be appropriated	37,349	13,500	23,849
Transfer to earned surplus reserve	–	2,300	(2,300)
Dividends on preferred share (first series type 1)	703	351	352
Dividends on preferred share (second series type 1)	2,850	1,425	1,425
Dividends on preferred share (type 5)	10,960	–	10,960
Dividends on common share	22,835	9,423	13,412
Transfer to voluntary reserves	0	0	0
Transfer to reserve for losses on overseas investments	0	0	0
Profit brought forward to next year	124,362	68,994	55,368

(Notes) 1. Amounts less than one million yen have been omitted.

2. Sakura Bank merged with Sumitomo Bank on April 1, 2001 as a merger date. Sakura Bank was dissolved and its profit for the fiscal year ended March 31, 2001 was not appropriated. Therefore, amounts for the year ended March 31, 2001 are Sumitomo Bank's.

File No. 82-4395
Exhibit A1(b)
(English Translation)

Financial Results
Fiscal Year 2001
-Supplementary Information-

Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for FY 2001

Basically, the numbers of "FY2000" are combined numbers of former Sakura Bank and Sumitomo Bank.

Financial Highlights for FY 2001

1. Financial Result

<Non-consolidated> (Millions of yen)

		FY2001	Change	FY2000
Gross banking profit	1	1,853,515	350,312	1,503,203
<Excluding gains(losses) on bonds>	2	*<1,786,954>*	*<292,547>*	*<1,494,407>*
Gross domestic profit	3	1,256,373	(2,842)	1,259,215
<Excluding gains(losses) on bonds>	4	*<1,201,015>*	*<(49,831)>*	*<1,250,846>*
Net interest income	5	1,079,358	(29,839)	1,109,197
Net fees and commissions	6	122,274	9,279	112,995
Net trading income	7	1,004	(8,175)	9,179
Net other operating income	8	53,735	25,894	27,841
<Gains(losses) on bonds>	9	*<55,358>*	*<46,989>*	*<8,369>*
Gross international profit	10	597,141	353,154	243,987
<Excluding gains(losses) on bonds>	11	*<585,939>*	*<342,379>*	*<243,560>*
Net interest income	12	397,154	265,620	131,534
Net fees and commissions	13	42,997	5,300	37,697
Net trading income	14	120,284	34,080	86,204
Net other operating income	15	36,705	48,155	(11,450)
<Gains(losses) on bonds>	16	*<11,202>*	*<10,775>*	*<427>*
Expenses (excluding non-recurring losses)	17	(670,145)	29,983	(700,128)
Personnel expenses	18	(271,788)	22,216	(294,004)
Non-personnel expenses	19	(366,637)	3,952	(370,589)
Taxes	20	(31,719)	3,814	(35,533)
Banking profit (excluding transfer to general reserve for possible loan losses)	21	1,183,369	380,296	803,073
<Excluding gains(losses) on bonds>	22	*<1,116,808>*	*<322,531>*	*<794,277>*
Transfer to general reserve for possible loan losses	23	(504,558)	(693,154)	188,596
Banking profit	24	678,811	(312,859)	991,670
<Gains(losses) on bonds>	25	*66,560*	*57,766*	*8,794*
Non-recurring gains (losses)	26	(1,200,917)	(568,415)	(632,502)
<Total credit cost>	27	*<(1,543,078)>*	*<(723,975)>*	*<(819,103)>*
Write-off of loans	28	(283,895)	457,537	(741,432)
Transfer to specific reserve	29	(663,184)	(506,688)	(156,496)
Transfer to reserve for losses on loans sold	30	(37,034)	15,883	(52,917)
Losses on loans sold to CCPC	31	(8,363)	23,382	(31,745)
Losses on sale of delinquent loans	32	(50,589)	(25,481)	(25,108)
Transfer to loan loss reserve for specific overseas countries	33	4,546	4,544	2
<Transfer to general reserve for possible loan losses>	34	*<(504,558)>*	*<(693,154)>*	*<188,596>*
Gains(losses) on stocks	35	(130,689)	(442,110)	311,421
Gains on sale of stocks	36	54,196	(442,045)	496,241
Losses on sale of stocks	37	(54,300)	12,461	(66,761)
Losses on devaluation of stocks	38	(130,585)	(12,528)	(118,057)
Enterprise taxes by Local Governments	39	(30,000)	(13,167)	(16,833)
Others	40	(1,708)	(82,317)	80,609
Operating profit (loss)	41	(522,106)	(881,273)	359,167
Extraordinary gains (losses)	42	(14,531)	71,525	(86,056)
Gains(losses) on disposition of premises and equipment	43	(14,201)	16,332	(30,533)
Gains on disposition of premises and equipment	44	4,360	2,255	2,105
Losses on disposition of premises and equipment	45	(18,562)	14,077	(32,639)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	46	(20,167)	36,361	(56,528)
Income(loss) before income taxes	47	(536,637)	(809,748)	273,111
Income taxes, current	48	(32,737)	(23,211)	(9,526)
Income taxes, deferred	49	246,522	372,269	(125,747)
Effect of introduction of enterprise taxes on the banking industry by the Osaka Prefectural Government	50	---	32,038	(32,038)
Net income (loss)	51	(322,852)	(460,687)	137,835

(Note) Amount less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

<Consolidated>

(Millions of yen)

		FY2001	Change	FY2000
Consolidated gross profit	1	2,077,681	239,776	1,837,905
Net interest income	2	1,449,783	126,249	1,323,534
Net fees and commissions	3	319,532	3,217	316,315
Net trading profit	4	129,432	20,396	109,036
Net other operating income	5	178,932	89,916	89,016
General and administrative expenses	6	(935,553)	5,336	(940,889)
Total credit cost	7	(1,703,363)	(710,454)	(992,909)
Write-off of loans	8	(391,923)	422,500	(814,423)
Transfer to specific reserve	9	(681,457)	(422,918)	(258,539)
Transfer to general reserve for possible loan losses	10	(527,445)	(736,984)	209,539
Others	11	(102,537)	26,947	(129,484)
Gains(losses) on stocks	12	(17,808)	(486,275)	468,467
Net income(loss) from nonconsolidated entities accounted for by the equity method	13	2,964	(41,398)	44,362
Other income (expenses)	14	(4,547)	(82,228)	77,681
Operating profit (loss)	15	(580,628)	(1,075,245)	494,617
Extraordinary gains (losses)	16	(23,710)	65,392	(89,102)
Income(loss) before income taxes and minority interests	17	(604,338)	(1,009,852)	405,514
Income taxes, current	18	(101,860)	(36,330)	(65,530)
Income taxes, deferred	19	289,305	487,532	(198,227)
Minority interests in net income (loss)	20	(46,993)	(37,647)	(9,346)
Net income (loss)	21	(463,887)	(596,295)	132,408

(Note) Consolidated gross profit = (Interest income - Interest expenses) + (Fees and commissions (income) - Fees and commissions (expenses))
+ (Trading profit - Trading loss) + (Other operating income - Other operating expenses)

(Reference) (Billions of yen)

		FY2001	Change	FY2000
Consolidated banking profit	22	991.9	158.7	833.2

(Note) Consolidated banking profit = Non-consolidated banking profit (excluding transfer to general reserve for possible loan losses)
+ Subsidiaries' operating profit (excluding temporary factors)
+ (Affiliates' operating profit) x (Ownership ratio) - Internal transactions (dividends, etc.)

(Number of subsidiaries and affiliates)

		Mar. 31, 2002	Change	Mar. 31, 2001
Consolidated subsidiaries	23	144	(5)	149
Affiliated companies accounted for by the equity method	24	38	(3)	41

2. Banking Profit per Employee / Overhead Ratio <Non-consolidated>

(Millions of yen, %)

	FY2001	Change	FY2000
(1)Banking profit (excluding transfer to general reserve for possible loan losses)	1,183,369	380,296	803,073
Per employee (thousands of yen)	50,321	19,558	30,763
(2)Banking profit	678,811	(312,859)	991,670
Per employee (thousands of yen)	28,865	(9,122)	37,987
(3)Banking profit (excluding transfer to general reserve for possible loan losses and gains(losses) on bonds)	1,116,808	322,531	794,277
Per employee (thousands of yen)	47,491	17,065	30,426
Overhead ratio	36.2	(10.4)	46.6

(Notes) 1. Employees include executive officers (who are not also board members) and overseas local staffs, and exclude employees temporarily transferred to other companies, temporary staff, and part-time staff.
For per-employee calculation purpose, the average number of employees during the period is used.
2. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <Non-consolidated>

(%)

	FY2001	Change	FY2000
(1)Yield on interest earning assets (A)	1.53	(0.23)	1.76
Interest earned on loans and bills discounted (C)	1.83	(0.16)	1.99
Interest earned on securities	0.90	(0.16)	1.06
(2)Total cost of funding (including expenses) (B)	0.98	(0.15)	1.13
Cost of interest bearing liabilities	0.16	(0.11)	0.27
Interest paid on deposits, etc. (D)	0.08	(0.10)	0.18
Interest paid on other liabilities	0.27	(0.26)	0.53
Expense ratio	0.82	(0.04)	0.86
(3)Overall interest spread (A) - (B)	0.55	(0.08)	0.63
Interest spread (C) - (D)	1.75	(0.06)	1.81

4. Gains(Losses) on Securities <Non-consolidated>

(Millions of yen)

	FY2001	Change	FY2000
Gains(Losses) on bonds	66,560	57,766	8,794
Gains on sales	124,773	87,785	36,988
Losses on sales	(50,522)	(26,755)	(23,767)
Gains on redemption	---	(54)	54
Losses on redemption	(1,985)	653	(2,638)
Losses on devaluation	(5,704)	(3,863)	(1,841)
Gains(Losses) on stocks	(130,689)	(442,110)	311,421
Gains on sales	54,196	(442,045)	496,241
Losses on sales	(54,300)	12,461	(66,761)
Losses on devaluation	(130,585)	(12,528)	(118,057)

5. Unrealized Gains(Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net evaluation gains(losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net evaluation gains(losses) directly charged to capital)
	Without market value	Cost method or amortized cost method
Stocks of subsidiaries and affiliates		Cost method

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net evaluation gains(losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net evaluation gains(losses) directly charged to capital)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains(losses)

<Non-consolidated>

(Millions of yen)

	Mar. 31, 2002				Apr. 1, 2001 (after merger)		
	Net unrealized gains(losses)				Net unrealized gains(losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	1,146	1,206	1,165	(19)	(60)	1	(61)
Stocks of subsidiaries and affiliates	(101)	2,000	12,740	(12,841)	(2,101)	6,249	(8,351)
Other securities	(481,654)	(682,065)	244,238	(725,892)	200,411	505,260	(304,849)
Stocks	(500,897)	(594,680)	180,943	(681,841)	93,783	387,839	(294,056)
Bonds	37,783	(67,182)	55,597	(17,814)	104,965	107,521	(2,556)
Others	(18,540)	(20,204)	7,696	(26,236)	1,664	9,899	(8,236)
Other money held in trust	(3,825)	(211)	135	(3,960)	(3,614)	811	(4,426)
Total	(484,434)	(679,069)	258,279	(742,714)	194,635	512,324	(317,690)
Stocks	(500,999)	(592,680)	193,684	(694,683)	91,681	394,089	(302,408)
Bonds	38,214	(66,751)	56,029	(17,814)	104,965	107,521	(2,556)
Others	(21,650)	(19,638)	8,566	(30,216)	(2,012)	10,713	(12,725)

(Notes) 1. The figures above include unrealized gains(losses) on negotiable certificates of deposit in 'deposits with banks' and commercial papers as well as claims on loan trust in 'commercial paper and other debt purchased.'

2. The values of stocks (excluding stocks of subsidiaries and affiliates) as of Mar. 31, 2002 are calculated using the average market price during the final month of the fiscal year ended March 31, 2002. The value of bonds and others are calculated using market prices at March 31, 2002.

3. Unrealized gains(losses) as of Apr. 1, 2001 (at the time of the merger) use market value as of March 31, 2001 as the basis for calculating unrealized gains(losses) on 'other securities' of the former Sakura Bank that had unrealized losses.

4. 'Other securities' as of Mar. 31, 2002 are valued at market price. Consequently, figures in the above table show the differences between the acquisition cost(or amortized cost) and the balance sheet amounts.

<Consolidated>

(Millions of yen)

	Mar. 31, 2002				Apr. 1, 2001 (after merger)		
	Net unrealized gains(losses)				Net unrealized gains(losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	892	972	1,262	(370)	(80)	49	(130)
Other securities	(495,507)	(824,657)	260,042	(755,549)	329,150	661,071	(331,920)
Stocks	(509,305)	(603,394)	192,620	(701,926)	94,089	408,737	(314,648)
Bonds	36,459	(73,994)	58,810	(22,351)	110,453	113,651	(3,195)
Others	(22,661)	(147,266)	8,610	(31,271)	124,605	138,680	(14,074)
Other money held in trust	(3,825)	(211)	135	(3,960)	(3,614)	811	(4,426)
Total	(498,440)	(823,894)	261,440	(759,881)	325,454	661,931	(336,478)
Stocks	(509,305)	(603,394)	192,620	(701,926)	94,089	408,737	(314,648)
Bonds	36,634	(73,822)	59,303	(22,669)	110,456	113,654	(3,196)
Others	(25,769)	(146,676)	9,515	(35,284)	120,907	139,538	(18,630)

(Notes) 1. The figures above include unrealized gains(losses) on negotiable certificates of deposit in 'deposits with banks' and commercial paper as well as claims on loan trust in 'commercial paper and other debt purchased.'

2. The values of stocks as of Mar. 31, 2002 are calculated using the average market price during the final month of the fiscal year ended March 31, 2002. The value of bonds and others are calculated using market prices at March 31, 2002.

3. Unrealized gains(losses) as of Apr. 1, 2001 (at the time of the merger) use market value as of March 31, 2001 as the basis for calculating unrealized gains(losses) on 'other securities' of the former Sakura Bank that had unrealized losses.

4. 'Other securities' as of Mar. 31, 2002 are valued at market price. Consequently, figures in the above table show the differences between the acquisition cost(or amortized cost) and the consolidated balance sheet amounts.

6. (Hedging purpose) Derivative Transactions <Non-consolidated>

(Billions of yen)

	Mar. 31, 2002			
	Assets (1)	Liabilities (2)	Net evaluation gains(losses) (1) - (2)	Deferred gains(losses) (3)
Interest rate swaps	750.0	284.3	465.7	98.8
Currency swaps	438.0	414.1	23.9	17.3
Other	35.7	40.6	(4.9)	(23.1)
Total	1,223.7	739.0	484.7	93.0

(Notes) 1. Derivative transactions are carried at fair value in the balance sheet (including hedging purpose derivatives - (1) and (2) in the above table), except those to which 'the short-cut method for interest rate swap' is applied.

2. Gains and losses on derivative transactions are treated as follows:
- The Bank adopts deferred hedge accounting by applying 'the risk adjustment approach', which is one of the methods of macro hedging.
- Deferred hedge accounting is an accounting method which defers gains(losses) (based on fair value accounting) on hedging purpose derivatives that do not match the gains(losses) (based on accrual accounting) on hedged assets/liabilities as deferred assets/liabilities.
  In detail, deferred gains(losses) ((3) in above table) of derivative transactions are calculated as net evaluation gains(losses) ((1) - (2) in the above table) less accrued interest in accrual accounting.
- Hedging purpose swap transactions that meet certain requirements regarding contract amount, receivable/payable condition, contract term and other conditions are recorded on a cost basis using 'the short-cut method for interest rate swaps', in accordance with the accounting standard for financial instruments.

(Reference) Contract amount of interest rate swaps (to which deferred hedge accounting is applied), classified by maturity

(Billions of yen)

	Mar. 31, 2002			
	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate/ payable floating rate	26,989.8	23,894.6	2,754.3	53,638.7
Receivable floating rate/ payable fixed rate	15,786.2	9,530.3	2,801.4	28,117.9
Receivable floating rate/ payable floating rate	133.5	651.5	245.1	1,030.1
Total contract amount	42,909.5	34,076.4	5,800.8	82,786.7

7. Employee Retirement Benefit

(1) Balance of the retirement benefit liability

<Non-consolidated> (Millions of yen)

		Mar. 31, 2002		April 2001
			Change	(after merger)
Balance of the retirement benefit liability	(A)	1,070,564	70,338	1,000,226
<Discount rate>		<3.0%>	<(0.5%)>	<3.5%>
Market value of pension assets	(B)	730,307	(22,008)	752,315
Reserve for employee retirement benefit	(C)	116,854	(48,011)	164,865
Prepaid pension cost	(D)	---	---	---
Unrecognized net obligation from change of accounting method	(E)	60,502	(20,168)	80,670
Unrecognized prior service cost (deductable from the obligation)	(F)	(59,055)	(11,930)	(47,125)
Unrecognized actuarial net gain(loss)	(A-B-C+D-E-F)	221,954	172,454	49,500

(Reference) <Consolidated> (Millions of yen)

		Mar. 31, 2002		April 2001
			Change	(after merger)
Balance of the retirement benefit liability	(A)	1,175,959	82,413	1,093,546
Market value of pension assets	(B)	777,088	(23,802)	800,890
Reserve for employee retirement benefit	(C)	147,972	(42,757)	190,729
Prepaid pension cost	(D)	27	(244)	271
Unrecognized net obligation from change of accounting method	(E)	70,280	(23,939)	94,219
Unrecognized prior service cost (deductable from the obligation)	(F)	(60,707)	(11,918)	(48,789)
Unrecognized actuarial net gain(loss)	(A-B-C+D-E-F)	241,353	184,586	56,767

(2) Cost for employee retirement benefit

<Non-consolidated> (Millions of yen)

	FY2001		FY2000
		Change	
Cost for employee retirement benefit	51,722	(35,949)	87,671
Service cost	21,127	(5,138)	26,265
Interest cost	35,007	(494)	35,501
Expected returns on pension assets	(32,968)	1,786	(34,754)
Amortization of net obligation from change of accounting method (amortized using the straight-line method over 5 years)	20,167	(36,361)	56,528
Amortization of prior service cost	(4,852)	(4,852)	---
Amortization of actuarial net gain(loss)	4,950	4,950	---
Other	8,290	4,162	4,128

(Reference) <Consolidated> (Millions of yen)

	FY2001		FY2000
		Change	
Cost for employee retirement benefit	64,553	(30,758)	95,311

8. Capital Ratio (BIS Guidelines) <Consolidated>

(Billions of yen, %)

	Mar. 31, 2002		Mar. 31, 2001	
	[Preliminary]	Change	Sakura	Sumitomo
(1) Capital ratio	10.45		11.31	10.94
(2) Tier I	3,719.4		2,496.4	2,258.3
Net unrealized losses on other securities	(304.8)		---	---
(3) Tier II	3,504.8		1,351.6	1,995.4
(a) Unrealized gains on securities	---		---	---
(b) Unrealized appreciation of land	82.9		46.7	122.2
(c) General reserve	844.4		163.1	232.7
(d) Subordinated debt	2,577.5		1,141.8	1,640.5
(4) Subtraction items	163.3		13.7	103.6
(5) Total capital (2) + (3) - (4)	7,060.8		3,834.3	4,150.0
(6) Risk-adjusted assets	67,548.0		33,891.4	37,925.2

9. ROE

<Non-consolidated> (%)

	FY2001		FY2000	
		Change	Sakura	Sumitomo
ROE (numerator: Banking profit*)	53.6		23.6	31.8
ROE (numerator: Banking profit)	30.5		27.4	41.2
ROE (numerator: Net income)	(15.5)		4.9	3.7

(*) Excluding transfer to general reserve for possible loan losses

<Consolidated> (%)

	FY2001		FY2000	
		Change	Sakura	Sumitomo
ROE (numerator: Net income)	(22.2)		2.7	6.1

(Note) $$\text{ROE} = \frac{\text{(Net income (or Banking profit) - Dividends on preferred stocks)}}{\begin{array}{c}\{\text{(Stockholders' equity at the beginning of the term) - (Number of preferred stocks at the beginning of the term) X (Issue price)} \\ \text{+ (Stockholders' equity at the end of the term) - (Number of preferred stocks at the end of the term) X (Issue price)}\} / 2\end{array}} \text{ X 100}$$

(%)

	FY2001		FY2000	
		Change	Sakura	Sumitomo
Fully-diluted ROE (numerator: Net income)	(13.7)		2.2	4.3

(Note) Fully-diluted basis, including convertible preferred stocks and mandatorily exchangeable subordinated notes

10. Classification under Self-Assessment, Disclosure of Problem Assets and Write-Offs/Reserves <Non-consolidated>

<As of Mar. 31, 2002>

(Billions of yen)

Category of Borrowers under Self-Assessment	Disclosed Assets under the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for Possible Loan Losses	Reserve Ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 493.5 (I) (Change from Mar. 31, 2001: -96.4)	Portion of claims secured by collateral or guarantees, etc. 474.8 (a)		Fully reserved 18.7	Direct Write-offs (*1)	Specific Reserve 22.4 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 2,970.2 (II) (Change from Mar. 31, 2001: +1,027.1)	Portion of claims secured by collateral or guarantees, etc. 1,572.1 (b)		Necessary amount reserved 1,398.1		Specific Reserve 1,061.7 (*2)	75.9% (*3)
Borrowers Requiring Caution	Substandard Loans 2,436.3 (III) (Change from Mar. 31, 2001: +2,146.9) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 1,099.3 (c)				General Reserve for Substandard Loans 290.8	21.8% (*3); 12.9% (*3)
	Normal Assets 60,558.9	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 872.3	[9.4%] 5.1% (*4)
Normal Borrowers		Claims to Normal Borrowers					0.2% (*4)
	Total 66,458.9					Loan Loss Reserve for Specific Overseas Countries 15.4	

A=(I)+(II)+(III)	B: Portion secured by collateral or guarantees, etc. (a+b+c)	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D/C
5,900.0 (Change from Mar. 31, 2001: +3,077.5)	3,146.2	2,753.8	1,374.9	49.9%

Coverage Ratio = (B+D)/A 76.6%

(*1) Includes amount of direct reduction totaling 1,405.1 billion yen.

(*2) Includes reserves for assets which are not subject to disclosure under the Financial Reconstruction Law disclosure standards. (Bankrupt/effectively bankrupt borrowers: 3.7 billion yen, Potentially bankrupt borrowers: 11.9 billion yen)

(*3) Reserve ratios to bankrupt borrowers, effectively bankrupt borrowers, potentially bankrupt borrowers, substandard borrowers and borrowers requiring caution including substandard borrowers are the proportion of the reserve to the respective claims of each category, excluding the portion secured by collateral or guarantees, etc.

(*4) Reserve ratios to normal borrowers and borrowers requiring caution excluding substandard borrowers are the proportion of the reserve to the respective claims of each category.
A figure in square brackets indicates the proportion of the reserve to the claims excluding the portion secured by collateral or guarantees, etc.

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

11. Risk-Monitored Loans

<Non-consolidated> (Millions of yen)

		Mar. 31, 2002	Change	Mar. 31, 2001
Risk-monitored loans	Bankrupt loans	195,653	(40,001)	235,654
	Non-accrual loans	3,184,459	976,955	2,207,504
	Past due loans (3 months or more)	92,324	(10,902)	103,226
	Restructured loans	2,344,016	2,157,810	186,206
	Total	5,816,452	3,083,862	2,732,590
Amount of direct reduction		1,373,679	(166,701)	1,540,380
Total loans (term-end balance)		59,928,368	(1,819,512)	61,747,880

(%)

		Mar. 31, 2002	Change	Mar. 31, 2001
Ratio to total loans	Bankrupt loans	0.3	(0.1)	0.4
	Non-accrual loans	5.3	1.7	3.6
	Past due loans (3 months or more)	0.2	0.0	0.2
	Restructured loans	3.9	3.6	0.3
	Total	9.7	5.3	4.4

<Consolidated> (Millions of yen)

		Mar. 31, 2002	Change	Mar. 31, 2001
Risk-monitored loans	Bankrupt loans	227,484	(45,643)	273,127
	Non-accrual loans	3,599,750	1,022,233	2,577,517
	Past due loans (3 months or more)	102,762	(23,017)	125,779
	Restructured loans	2,554,371	2,274,377	279,994
	Total	6,484,367	3,227,949	3,256,418
Amount of direct reduction		1,768,840	(167,722)	1,936,562
Total loans (term-end balance)		63,645,586	(1,891,505)	65,537,091

(%)

		Mar. 31, 2002	Change	Mar. 31, 2001
Ratio to total loans	Bankrupt loans	0.4	0.0	0.4
	Non-accrual loans	5.7	1.8	3.9
	Past due loans (3 months or more)	0.2	0.0	0.2
	Restructured loans	4.0	3.6	0.4
	Total	10.2	5.2	5.0

12. Reserve for Possible Loan Losses

<Non-consolidated> (Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Reserve for possible loan losses	1,971,849	876,008	1,095,841
General reserve	872,338	504,559	367,779
Specific reserve	1,084,065	375,992	708,073
Loan loss reserve for specific overseas countries	15,445	(4,544)	19,989
Amount of direct reduction	1,405,069	(165,756)	1,570,825
Reserve for possible losses on loans sold	80,576	(57,396)	137,972

<Consolidated> (Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Reserve for possible loan losses	2,159,649	890,796	1,268,853
General reserve	929,461	533,603	395,858
Specific reserve	1,214,733	361,758	852,975
Loan loss reserve for specific overseas countries	15,454	(4,564)	20,018
Amount of direct reduction	1,824,274	(185,204)	2,009,478
Reserve for possible losses on loans sold	86,371	(58,895)	145,266

13. Reserve Ratio to Risk-Monitored Loans

<Non-consolidated> (%)

	Mar. 31, 2002	Change	Mar. 31, 2001
Before direct reduction	47.0	(15.4)	62.4
After direct reduction	33.9	(6.2)	40.1

<Consolidated> (%)

	Mar. 31, 2002	Change	Mar. 31, 2001
Before direct reduction	48.3	(14.8)	63.1
After direct reduction	33.3	(5.7)	39.0

(Note) Reserve ratio to risk-monitored loans = (Reserves for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on Financial Reconstruction Law

<Non-consolidated>

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Bankrupt and quasi-bankrupt assets	493,538	(96,391)	589,929
Doubtful assets	2,970,165	1,027,067	1,943,098
Substandard loans	2,436,340	2,146,908	289,432
Total (A)	5,900,043	3,077,584	2,822,459
Amount of direct reduction	1,405,069	(162,283)	1,567,352

(Note) In addition to loans, "Problem Assets Based on Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Total coverage (B)	4,521,103	2,276,957	2,244,146
Reserve for possible loan losses* (C)	1,374,866	640,743	734,123
Reserve for supporting specific borrowers	---	---	---
Amount recoverable due to guarantees, collateral and others (D)	3,146,237	1,636,214	1,510,023

* Sum of general reserve for substandard loans and specific reserve.

(%)

	Mar. 31, 2002	Change	Mar. 31, 2001
Coverage ratio (B) / (A)	76.6	(2.9)	79.5
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	86.7	(5.6)	92.3

(%)

	Mar. 31, 2002	Change	Mar. 31, 2001
Reserve ratio to unsecured assets (C) / (A) - (D)	49.9	(6.0)	55.9
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	71.6	(11.9)	83.5

<Consolidated>

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Bankrupt and quasi-bankrupt assets	638,236	(139,103)	777,339
Doubtful assets	3,263,420	1,097,005	2,166,415
Substandard assets	2,666,069	2,254,833	411,236
Total	6,567,725	3,212,734	3,354,991

(Millions of yen)

	Mar. 31, 2002
Total coverage (B)	4,943,095
Reserve for possible loan losses (C)	1,394,320
Reserve for supporting specific borrowers	---
Amount recoverable due to guarantees, collateral and others (D)	3,548,775

(%)

	Mar. 31, 2002
Coverage ratio (B) / (A)	75.3
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	86.9

(%)

	Mar. 31, 2002
Reserve ratio to unsecured assets (C) / (A) - (D)	46.2
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	71.5

(Reference) Progress of Removal of Problem Assets from the Balance Sheet

1. Problem assets existing prior to and classified during the first half of FY2000 <Non-consolidated>

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Change
Bankrupt and quasi-bankrupt assets	621.7	472.7	376.9	281.1	(95.8)
Doubtful assets	2,567.9	1,353.1	1,049.2	843.4	(205.8)
Total	3,189.6	1,825.8	1,426.1	1,124.5	(301.6)
				(A)	(B)

(2) Progress of removal of problem assets from the balance sheet

(Billions of yen)

	Second half of FY2001
Disposition by borrowers' liquidation	(53.0)
Re-constructive disposition --- (a)	(33.6)
Improvement in debtors' performance due to (a)	0
Loan sales to secondary market	(191.1)
Write-offs	174.2
Others	(198.1)
Collection/repayment, etc.	(116.2)
Improvement in debtors' performance	(81.9)
Total	(301.6) (B)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Re-constructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), loan forgiveness involved in special mediation or other types of civil mediation, or loan forgiveness for restructuring involved in private reorganization.

3. "Improvement in debtors' performance due to re-constructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the second half of FY2000 <Non-consolidated>

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Change
Bankrupt and quasi-bankrupt assets	117.2	141.6	57.3	(84.3)
Doubtful assets	590.1	268.7	144.2	(124.5)
Total	707.3	410.3	201.5	(208.8)
			(C)	(D)

(2) Progress of removal of problem assets from the balance sheet

(Billions of yen)

	Second half of FY2001
Disposition by borrowers' liquidation	(5.0)
Re-constructive disposition --- (a)	(1.0)
Improvement in debtors' performance due to (a)	0
Loan sales to secondary market	(30.8)
Write-offs	(49.7)
Others	(122.3)
Collection/repayment, etc.	(120.9)
Improvement in debtors' performance	(1.4)
Total	(208.8) (D)

3. Problem assets classified during the first half of FY2001 <Non-consolidated>

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Change
Bankrupt and quasi-bankrupt assets	55.5	76.0	20.5
Doubtful assets	327.8	233.2	(94.6)
Total	383.3	309.2	(74.1)
		(E)	(F)

(2) Progress of removal of problem assets from the balance sheet

(Billions of yen)

	Second half of FY2001	
Disposition by borrowers' liquidation	(10.3)	
Re-constructive disposition --- (a)	(0.2)	
Improvement in debtors' performance due to (a)	0	
Loan sales to secondary market	(12.8)	
Write-offs	(4.3)	
Others	(46.5)	
Collection/repayment, etc.	(44.3)	
Improvement in debtors' performance	(2.2)	
Total	(74.1)	(F)

4. Newly-classified problem assets during the second half of FY2001 <Non-consolidated>

(Billions of yen)

	Mar. 31, 2002	
Bankrupt and quasi-bankrupt assets	79.1	
Doubtful assets	1,749.4	
Total	1,828.5	(G)

(Reference) Balance of bankrupt and quasi-bankrupt assets, and doubtful assets at Mar. 31, 2002 <Non-consolidated>

(Billions of yen)

	Mar. 31, 2002	
Bankrupt and quasi-bankrupt assets	493.5	
Doubtful assets	2,970.2	
Total	3,463.7	(A+C+E+G)

15. Loan Portfolio, Classified by Industry

(1) Loans and bills discounted, classified by industry <Non-consolidated>

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Domestic offices (excluding offshore banking account)	54,489,488	(1,061,715)	55,551,203
Manufacturing	7,493,045	37,655	7,455,390
Agriculture, forestry, fisheries, and mining	183,675	(5,146)	188,821
Construction	2,841,574	(87,587)	2,929,161
Transportation, communications and other public enterprises	2,838,889	(143,307)	2,982,196
Wholesale and retail	7,161,690	(469,448)	7,631,138
Finance and insurance	5,244,899	394,720	4,850,179
Real estate	8,549,534	(672,708)	9,222,242
Services	6,364,140	(356,266)	6,720,406
Municipalities	337,514	33,371	304,143
Other	13,474,520	206,996	13,267,524
Overseas offices and offshore banking accounts	5,438,880	(757,796)	6,196,676
Public sector	182,437	(81,584)	264,021
Financial institutions	372,246	(6,518)	378,764
Commerce and industry	4,689,758	(798,461)	5,488,219
Other	194,437	128,768	65,669
Total	59,928,368	(1,819,512)	61,747,880

Risk-monitored loans, classified by industry <Non-consolidated>

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Domestic offices (excluding offshore banking account)	5,671,154	3,038,951	2,632,203
Manufacturing	314,583	151,934	162,649
Agriculture, forestry, fisheries, and mining	5,213	(2,044)	7,257
Construction	1,014,604	915,572	99,032
Transportation, communications and other public enterprises	65,054	3,670	61,384
Wholesale and retail	725,383	320,621	404,762
Finance and insurance	216,911	113,959	102,952
Real estate	2,042,639	1,198,220	844,419
Services	995,522	220,029	775,493
Municipalities	---	(506)	506
Other	291,245	117,496	173,749
Overseas offices and offshore banking accounts	145,298	44,911	100,387
Public sector	13,580	12,514	1,066
Financial institutions	2,963	(1,319)	4,282
Commerce and industry	128,755	33,950	94,805
Other	---	(234)	234
Total	5,816,452	3,083,862	2,732,590

(2) Problem Assets Based on Financial Reconstruction Law, classified by industry <Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2002	Reserve ratio	Change	Mar. 31, 2001
Domestic offices (excluding offshore banking account)	5,732,722	49.9	3,030,697	2,702,025
Manufacturing	317,611	36.7	153,215	164,396
Agriculture, forestry, fisheries, and mining	5,216	64.2	(2,396)	7,612
Construction	1,035,504	53.9	935,741	99,763
Transportation, communications and other public enterprises	66,341	49.7	1,030	65,311
Wholesale and retail	736,631	60.3	315,350	421,281
Finance and insurance	219,323	26.6	104,419	114,904
Real estate	2,046,457	42.7	1,189,625	856,832
Services	998,459	56.0	218,192	780,267
Municipalities	---	---	(506)	506
Other	307,180	77.0	116,027	191,153
Overseas offices and offshore banking accounts	167,321	51.1	46,887	120,434
Public sector	13,580	21.8	12,514	1,066
Financial institutions	2,963	65.1	(1,995)	4,958
Commerce and industry	150,778	55.3	36,602	114,176
Other	---	---	(234)	234
Total	5,900,043	49.9	3,077,584	2,822,459

(Notes) 1. In addition to loans, "Problem Assets Based on Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding <Non-consolidated>

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Consumer loans	13,472,598	(12,162)	13,484,760
Housing loans	11,949,427	158,178	11,791,249
Residential	7,820,305	375,153	7,445,152
Other loans	1,523,171	(170,340)	1,693,511

(4) Loans to small- and medium-sized enterprises outstanding <Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2002	Change	Mar. 31, 2001
Outstanding balance	38,780,331	(1,690,967)	40,471,298
Ratio to total loans	71.2	(1.7)	72.9

(Note) Outstanding balance does not include loans to overseas offices and offshore banking accounts.

16. Overseas Loans

(1) Loans to specific overseas countries <Non-consolidated>

(Millions of yen)

	Mar. 31, 2002		Mar. 31, 2001
		Change	
Loan balance	152,300	(40,611)	192,911
Number of countries	9	-	9

(2) Loans classified by country <Non-consolidated>

(i) Loans to Asian countries (Millions of yen)

	Mar. 31, 2002
Indonesia	157,375
(Risk-monitored loans)	39,104
Thailand	308,622
(Risk-monitored loans)	12,923
Korea	161,540
(Risk-monitored loans)	1,034
Hong Kong	335,764
(Risk-monitored loans)	13,958
China	142,872
(Risk-monitored loans)	11,993
Singapore	231,091
(Risk-monitored loans)	396
India	51,859
(Risk-monitored loans)	4,767
Malaysia	77,176
(Risk-monitored loans)	2,935
Pakistan	5,177
(Risk-monitored loans)	2,180
Other	53,232
(Risk-monitored loans)	-
Total	1,524,713
(Risk-monitored loans)	89,290

(Note) Classified by domicile of debtors (same for the following tables).

(ii) Loans to Central and South American countries

(Millions of yen)

	Mar. 31, 2002
Chile	7,226
(Risk-monitored loans)	-
Columbia	19,801
(Risk-monitored loans)	992
Mexico	20,162
(Risk-monitored loans)	958
Argentina	2,358
(Risk-monitored loans)	-
Brazil	63,122
(Risk-monitored loans)	-
Venezuela	11,346
(Risk-monitored loans)	-
Panama	213,993
(Risk-monitored loans)	-
Other	1,145
(Risk-monitored loans)	137
Total	339,156
(Risk-monitored loans)	2,087

(iii) Loans to Russia (Millions of yen)

	Mar. 31, 2002
Russia	3,775
(Risk-monitored loans)	-

(3) Problem Assets Based on Financial Reconstruction Law, classified by domicile <Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2002	Reserve ratio
Overseas and Japan offshore banking accounts	167,321	51.1
Asia	103,602	44.5
Indonesia	40,776	42.6
Hong Kong	15,967	58.1
India	7,007	65.2
China	12,302	33.4
Others	27,550	40.4
North America	46,422	64.0
Central and South America	2,087	65.1
Western Europe	11,381	66.5
Eastern Europe	3,829	65.1

(Notes) 1. In addition to loans, "Problem Assets Based on Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

17. Information on Deposits and Loans

(1) Deposits and loans outstanding <Non-consolidated>

(Millions of yen, %)

	FY2001	Change	FY2000
Deposits (term-end balance)	61,051,813	2,010,500	59,041,313
Deposits (average balance)	57,710,322	(1,337,818)	59,048,140
Domestic	47,259,727	164,025	47,095,702
Average yield	0.09	(0.08)	0.17
Loans (term-end balance)	59,928,368	(1,819,512)	61,747,880
Loans (average balance)	60,635,599	(2,188,435)	62,824,034
Domestic	53,576,051	(1,729,992)	55,306,043
Average yield	1.83	(0.16)	1.99

(Note) Deposits exclude "negotiable certificates of deposit"

(2) Deposits outstanding, classified by depositor <Non-consolidated>

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Domestic deposits (term-end balance)	54,614,691	5,831,489	48,783,202
Individual	30,110,733	1,801,300	28,309,433
Corporate	24,503,958	4,030,189	20,473,769

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts.
Excluding "negotiable certificates of deposit" and offshore banking accounts.

(Reference)

(Millions of yen)

	Mar. 31, 2002	Change	Mar. 31, 2001
Outstanding balance of investment trust sales	1,572,022	213,950	1,358,072
Sales to individuals	1,485,311	293,088	1,192,223

(Note) Contract basis, calculated from the net worth of respective funds at term-end.

18. Number of Directors and Employees <Non-consolidated>

	Mar. 31, 2002	Change	Mar. 31, 2001	Mar. 31, 2002 "The Plan"
Directors and auditors	33	(5)	38	38
Employees	25,027	(2,115)	27,142	26,200

(Note) Employees include clerical staffs and transferred staffs, and exclude executive officers, part-timers, temporary and overseas local staffs.

19. Number of Offices <Non-consolidated>

	Mar. 31, 2002	Change	Mar. 31, 2001	Mar. 31, 2002 "The Plan"
Domestic branches*1	564	(14)	578	573
Overseas branches*2	21	(12)	33	23
Overseas subsidiaries*3	25	(9)	34	30

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convinience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which the Bank has less than 50% equity interest.

(Reference) Other Financial Data <Non-consolidated>

1. Debt Forgiveness (FY2001)

(Billions of yen)

Number of companies forgiven the debt	4
Principal amount forgiven	(24.7)

(Note) Debt forgiveness associated with legal settlement is not included.

2. Sales of cross-shareholdings

(Billions of yen)

Result in FY2001	Approx. (610.0)

20. Projections for FY2002 Earnings

1. Profits(Losses)

<Non-consolidated> (Billions of yen)

	FY2002		FY2001
	Projections	Change	
Banking profit (excluding transfer to general reserve for possible loan losses)	850.0	(333.4)	1,183.4
Operating profit (loss)	230.0	752.1	(522.1)
Net income (loss)	80.0	402.9	(322.9)

Total credit cost*	(500.0)	1,043.1	(1,543.1)

(*) (Transfer to general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

<Consolidated> (Billions of yen)

	FY2002		FY2001
	Projections	Change	
Operating profit (loss)	320.0	900.6	(580.6)
Net income (loss)	100.0	563.9	(463.9)

Consolidated banking profit	920.0	(71.9)	991.9

Sumitomo Mitsui Banking Corporation Announces Revision of Earnings and Dividends Estimates for Fiscal 2001 Ended March 31, 2002

TOKYO, April 5, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today its revision of earnings and dividends estimates for the fiscal year ended March 31, 2002 (fiscal 2001).

In response to the severe business environment—sluggish economy, and falling stock and land prices—many companies suffering from large debts are resolutely attempting to implement structural reform and rationalization plans in order to revitalize their operations.

Under these ongoing severe economic circumstances, SMBC, aiming to ensure a recovery of its earnings for fiscal 2002 and onward, is determined to accelerate the workout of problem assets and to strengthen its financial capacity for coping with potential problem assets. As a result, SMBC has decided to increase the credit cost for fiscal 2001 from 1 trillion yen (published in November 2001) to 1.55 trillion yen, and has revised its earnings and dividends estimates for fiscal 2001 that were announced in November 2001 as follows:

1. Revision of earnings estimates

(1) Consolidated Results for Fiscal 2001

(Billions of yen)

	Operating Loss	Net Loss
Previous Estimate (Nov. 2001) (A)	70	150
Revised Estimate (B)	600	480
Difference (B-A)	530	330

(2) Nonconsolidated Results for Fiscal 2001

(Billions of yen)

	Operating Loss	Net Loss
Previous Estimate (Nov. 2001) (A)	45	55
Revised Estimate (B)	520	320
Difference (B-A)	475	265

2. Revision of Dividend Estimates

Since fiscal 2001, mark-to-market accounting has been applied to securities classified as "other securities" and net unrealized gains (losses) (after adjusting tax effect) are recorded under stockholders' equity. As the level of retained earnings available for dividend has became more sensitive to stock price movement, SMBC decided to pay annual cash dividends in a lump sum at the year-end for fiscal 2001.

In order to reinforce retained earnings so as to cushion the impact of stock price fluctuations, SMBC implemented further efforts such as additional cost reductions through rationalization, enhancement of profitability, sales of properties including Otemachi Headquarter Building, and transfer of legal reserves to retained earnings. Thanks to these efforts, SMBC is expected to have maintained sufficient retained earnings available for dividends as of the fiscal year-end.

SMBC expects earnings to recover in fiscal 2002 and onward but, given the uncertain outlook of the stock market, is giving priority to restraining outflow of profit in order to maintain sound operation. Consequently, SMBC proposes to reduce dividends on common stock for fiscal 2001 as follows (dividends on preferred stocks will not be revised):

Estimated Dividend per Share for the Fiscal 2001 (Yen)

		Year-end	Annual
Previous Estimate (Nov. 2001)	Preferred stock (first series type I)	10.50	10.50
	Preferred stock (second series type I)	28.50	28.50
	Preferred stock (type V)	13.70	13.70
	Common stock	6.00	6.00
Revised Estimate	Preferred stock (first series type I)	10.50	10.50
	Preferred stock (second series type I)	28.50	28.50
	Preferred stock (type V)	13.70	13.70
	Common stock	4.00	4.00

(Appendix)

Outline of Revision of Earnings Estimates

(1) Consolidated Earnings Estimates for Fiscal 2001

(Billions of yen)

	Revised Estimate (1)	Previous Estimate (Published in Nov. 2001) (2)	Change (1) – (2)
Operating Loss	600	70	530
Net Loss	480	150	330

(Reference)

Capital Ratio (BIS Guidelines)	Approx. 10.5 %	10.7 %

(2) Nonconsolidated Earnings Estimates for Fiscal 2001

(Billions of yen)

	Revised Estimate (3)	Previous Estimate (Published in Nov. 2001) (4)	Change (3) – (4)
Banking Profit (excluding transfer to general reserve for possible loan losses)	1,180	1,050	130
Credit Cost	1,550	1,000	550
Losses on Stocks	130		
Impairment of Stocks	130		
Operating Loss	520	45	475
Net Loss	320	55	265

(Reference)

Unrealized losses on other securities (after write-off)	Approx. 490
Amount to be stated on stockholders' equity (after adjusting tax effect)	Approx. 300

[Reduction of Risk Factor]

(1) Resolution of Problem Assets

To accelerate the workout of problem assets
To prepare for potential problem assets (re-examination of category of borrowers, raising the reserve ratio)


[First Half of Fiscal 2001]
[Fiscal 2001]
Revised Estimates
(1.55 trillion yen)
(c) approx.
150 billion yen
(c) Credit cost to accelerate the workout of problem assets
Previous Estimates
published in Nov. 2001
(1 trillion yen)
(b) Credit cost to cope with the potential risk on claims to 'borrowers requiring caution'
To raise the reserve ratio to reflect the very recent deterioration of assets and economic conditions (+250 billion yen)
To increase reserves to prepare for the cost of reorganization of borrowers and reexamination of the category of borrowers (+ 300 billion yen)
(c) approx.
150 billion Yen
(b) approx.
900 billion yen
(+550 billion yen)
(b) approx.
350 billion yen
(305.4 billion yen)
(b) approx.
60 billion yen
(a) approx.
250 billion yen
(a) approx.
500 billion yen
(a) approx.
500 billion yen
(a) Credit cost to prepare for the deterioration of borrowers' financial conditions and the decline of collateral value

(2) Stricter criteria for the impairment of stocks

Impairment rules:
Market value is 50% or more lower than cost: Impairment
Market value is 30% to less than 50% lower than cost: Impairment applied to stocks whose issuers are classified as borrowers requiring caution' or lower category
Market value is 0 to less than 30% lower than cost: Impairment applied to stocks whose issuers are classified as 'potentially bankrupt borrowers,' 'effectively bankrupt borrowers' or 'bankrupt borrowers'


Percentage of decline in stock prices
down 0 to less than 30%
down 30% to less than 50%
down 50% or more
Category of borrowers
Normal borrowers
Borrowers requiring caution
Potentially bankrupt/ Effectively bankrupt/ Bankrupt borrowers
Impaired

[Reinforcement of Retained Earnings for Sound Operation]

(1) Reinforcement of Retained Earnings

To enhance profitability (higher business performance, cost reduction and restructuring)
To sell properties (including Otemachi Headquarter Building)
To transfer legal reserves to retained earnings

(2) Retention of Sufficient Retained earnings

To preserve appropriate retained earnings by restraining outflow of profit

Restructuring to Cut Expenses and Build Stronger Foundation (Published Nov. 2001)

Expense Reduction Plan


<Annual Expenses>
Fiscal 2001
Fiscal 2004
Plan for Strengthening the Financial Base of the Bank (Submitted Dec. 2000)
Original target ¥728 billion
Original target ¥680 billion
¥98 billion reduction
Additional ¥50 billion reduction
Additional Restructuring Initiatives (Published Nov. 2001)
Projected result ¥687 billion
Projected result ¥630 billion

(Note) Expenses for fiscal 2001 are estimated to decrease by 10 billion yen more than projected in Additional Restructuring Initiatives.

Restructuring Initiatives

(1)Further Cuts in Product Channel Expenses
The number of branches to be reduced from 578 (at the time of the merger) to 401 by the end of fiscal 2002.
— **The number of branches as of March 31, 2002: 544 (as planned)**

(2)Further Cuts in Facility-related Expenses
Terminating the lease of the Kudan Head Office, integrating the system and back office centers, and selling company housing
— **Cost reduction has been steadily carried out and a part of the effort is reflected in the expenses for fiscal 2001.**

(3) Further Cuts in System-related Expenses
Exploiting merger-related opportunities to streamline our systems infrastructure and use Business Process Reengineering to rationalize processing operations
— **Cost reduction has been steadily carried out and a part of the effort is reflected in the expenses for the fiscal 2001.**

(4)Further Workforce Slimming
The number of employees as of March 2004: 22,600 (reduction of 4,500 from March 2001)
— **The number of employees as of March 2002 : 25,000 (down 1,000 compared with the plan)**

(5)Further Action on Compensation
Reviewing remuneration for directors
— **Additional cut in compensation for directors has been made since Jan. 2002 (max 10%). (Cut of over 40% compared with the original plan)**
— **The number of directors will be reduced by June 2002.**

Additional Reduction of Bonuses for Employees
— **Bonuses for employees were cut by 10% for the 2nd half of the fiscal 2001**

On course to achieving a ¥600 billion annual cost structure

Sumitomo Mitsui Banking Corporation Announces Key Financial Information for Fiscal 2001 Ended March 31, 2002

TOKYO, April 12, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today key information on its financial situation for the fiscal year ended March 31, 2002 ('fiscal 2001').

Japanese major banks, including SMBC, are required to promptly publish information on financial conditions for fiscal 2001, which appropriately reflect the outcome of special inspections and the resulting status of the disposal of non-performing loans under the 'Emergency Countermeasures to Deflation' announced by the Japanese government on February 27, 2002. In response to this requirement, SMBC disclosed key financial information for fiscal 2001 as the attached sheet.

The amounts in the attached sheet are estimates or approximate amounts and not the actual results.
The amounts in 'Revision of Earnings and Dividends Estimates for Fiscal 2001 Ended March 31, 2002' announced on April 5, 2002 will not be revised as of this announcement.

[Appendix]

Sumitomo Mitsui Banking Corporation

Key Financial Information (*1)

(Billions of yen, %)

	Year ended March 31, 2002
Banking Profit	650
Banking Profit (excluding transfer to general reserves for possible loan losses)	1,180
Operating Loss	520
Net Loss	320
Credit Cost * 2	1,550
Capital Ratio (BIS Guidelines)	Around 11.5%
Tier I Ratio	6.0% - 6.5%
Net Unrealized Losses on Other Securities * 3	490
Net Unrealized Losses on Stocks	500
Gains	180
Losses	680
Impairment Losses on Other Securities * 4	130

Notes:

* 1 The amounts shown on the table are nonconsolidated basis.
* 2 Credit Cost is composed of 'transfer to general reserves to possible loan losses,' 'transfer to specific reserves,''Write-off of loans' and 'Losses on loans sold,' etc.
* 3 Net Unrealized Losses on Other Securities is the difference between the balance sheet amount (after write-off) and the acquisition cost, including net unrealized gains (losses) on 'Other money held in trust.'
* 4 'Impairment Losses on Other Securities' include those on securities other than marketable securities, such as unlisted securities. On the other hand, unrealized gains (losses) to be stated in stockholders' equity are those on marketable securities only.

Sumitomo Mitsui Banking Corporation Announces Revision of Fiscal Year 2001 Earnings Estimates By Its Consolidated Subsidiary, THE MINATO BANK, LTD.

TOKYO, April 12, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that its consolidated subsidiary, The Minato Bank, Ltd., revised its earnings estimates for the fiscal year 2001 ended March 31, 2002, which was published on November 26 (see Appendix).

(Appendix)

The Minato Bank, Limited Announces
Revision of Earnings and Dividends Estimates for Fiscal 2001 Ended March 31, 2002,
And Unrealized Losses on Securities as of March 31, 2002

KOBE, Japan, Apr. 12, 2002: The Minato Bank, Limited ("Minato Bank") announced today its revision of earnings and dividends estimates for fiscal 2001 ended March 31, 2002 and unrealized losses on securities as of March 31, 2002.

1. Revision of earnings estimates (fiscal 2001 ended March 31,2002)

(Non-consolidated) (Millions of Yen)

	Operating Income	Operating Profit	Net Income
Previous estimate (A)	68,000	7,000	500
Revised estimate (B)	68,000	2,500	△8,000
Difference (B)－(A)	0	△4,500	△8,500
Percentage change	0.0%	△64.3%	△1,700.0%
(Ref.) Fiscal 2000	65,588	10,905	3,341

(Consolidated) (Millions of Yen,)

	Total Income	Operating Profit	Net Income
Previous estimate (A)	72,000	7,000	500
Revised estimate (B)	72,000	4,500	△8,000
Difference (B)－(A)	0	△2,500	△8,500
Percentage change	0.0%	△35.7%	△1,700.0%
(Ref.) Fiscal 2000	70,179	10,715	3,346

2. Revision of the estimates of cash dividends

(Yen)

	Interim	Year-end	Fiscal 2001
Previous estimate	–	4.00	4.00
Revised estimate	–	–	–
(Ref.) Fiscal 2000	2.00	2.00	4.00

3. Impairment of 'Other Securities' <Non-consolidated>

Minato Bank applies the mark-to-market method to marketable securities classified as 'other securities', which are defined under the Article 8-21 of the Regulations Concerning Financial Statements. Amount to be impaired on such securities as of March 31, 2002 is shown as follows:

(Millions of yen)

	Amount	%	
Impairment of other securities (A)	13,126		
Stockholder's equity as of March 31,2001 (B)	83,888	(A)/(B)	15.6%
Operating profit for fiscal 2001 (C)	10,905	(A)/(C)	120.4%
Net income for fiscal 2001 (D)	3,341	(A)/(D)	392.9%

(Notes 1) Impairment of 'other securities', whose market values are available or can be rationally computed, such as listed securities and OTC securities, are calculated.

(Notes 2) Impairment of 'other securities' includes realized loss of 1,692 millions yen due to the sale of securities.

4. Reason of Revision

For fiscal 2001, Minato Bank, aiming to strengthen its financial capacity and ensure a recovery of its earnings for fiscal 2002 and onwards, impaired securities more strictly and accelerated the workout of problem assets based on a more rigid credit review. As a result, operating profit and net income estimates are below the previous estimates.

With the lifting of the suspension of 'pay-off' near at hand, aiming to further strengthen its financial capacity, Minato Bank has decided to suspend payment of dividends, but expect to be able to restore payment of dividends in fiscal 2002 as earnings are projected to recover thanks to restructuring and a smaller impact of securities on profit.

BIS Capital Ratio is estimated to be approximately 9% as of March 31, 2002 (8.32% a year earlier), due to raising of 10 billion yen in subordinated loan from Sumitomo Mitsui Banking Corporation on March 2002.

5. Others

(Non-consolidated) (Millions of yen)

	Previous estimate (A)	Revised estimate (B)	Change (B)−(A)
Banking Profit	15,000	16,000	1,000
Banking Profit (excluding transfer to general reserve for possible loan losses)	15,000	14,000	△1,000
Non-recurring Gains (Losses)	△8,000	△11,500	△3,500
Write-off Loans	△17,000	△20,500	△3,500
Operating Profit	7,000	2,500	△4,500
Extraordinary Gains (Losses)	△6,000	△16,000	△10,000
Impairment on Securities	△3,300	△13,126	△9,826
Net Income	500	△8,000	△8,500

(Unrealized Losses on Securities after Impairment) (Millions of yen)

	March 31, 2001	September 30,2001	March 31, 2002
Impairment	△2,008	△3,217	△13,126
Unrealized Losses	△5,655	△9,376	△3,364
Amount to be stated on stockholders' equity (58%)	△3,280	△5,438	△1,951

April 26, 2002

Mitsui Mutual Life Insurance Company
Sumitomo Life Insurance Company
Mitsui Sumitomo Insurance Co.,Ltd.
Sumitomo Mitsui Banking Corporation

Merger of Asset Management Subsidiaries

Tokyo, April 26, 2002 Mitsui Mutual Life Insurance Company ("Mitsui Life"), Sumitomo Life Insurance Company ("Sumitomo Life"), Mitsui Sumitomo Insurance Co., Ltd ("MSI") and Sumitomo Mitsui Banking Corporation ("SMBC") announced today that they had reached a basic agreement on the merger of their asset management subsidiaries—MITSUI LIFE GLOBAL ASSET MANAGEMENT CO., LTD. ("MLG"), Sumitomo Life Investment Co., Ltd. ("SLI"), Sumisei Global Investment Trust Management Co., Ltd. ("SGT"), MITSUI SUMITOMO INSURANCE ASSET MANAGEMENT CO., LTD. ("MSIAM"), and SAKURA INVESTMENT MANAGEMENT CO., LTD. ("SAMCO")—subject to approval from relevant governmental authorities. The merger was a result of an ongoing study and discussion carried out by Mitsui Life, Sumitomo Life, MSI and SMBC on reorganization of asset management business within the framework of the "Implementation of Comprehensive Alliance" announced on November 22, 2001.

I. Purpose of the Merger

In Japan, the asset management market is expected to expand. However fierce competition within the industry will intensify. As a result, Japanese asset management companies must strengthen their investment management capabilities and enhance company management. In order to cope with changes in the field of asset management taking place in Japan, Mitsui Life, Sumitomo Life, MSI and SMBC decided to integrate their asset management subsidiaries. By leveraging the strengths of these subsidiaries, the new company will endeavor to enhance its investment management capability and improve greatly its efficiency. The new company will aim at becoming a premier asset management company, offering world-class service to all of its retail and institutional clients.

II. New company's services

A. Improve investment management capability and provide a strong line-up of investment management products

The new company will have expanded research function and active investment management capabilities as a result of the merger. It will also leverage the merger effect to proactively provide passive investment management and alternative investment management products. Building on the merging companies' asset management expertise in insurance, pension funds, investment trusts, etc., the new company will display its commitment to become a full-line asset management company which is capable of meeting a diverse range of needs from every customer. All current investment management services will be provided in a smooth transition by the new company to maintain consistency of management style.

B. Improve customer relationship utilizing a broad range of customer interfaces

The new company will gain an extremely wide range of methods to improve communication and customer relations. These include not only merging companies' own sales networks, but also call centers, on-line interfaces, and channels of banks and life/non-life insurance companies, allowing access in a manner which can suite the needs and desires of various types of customers.

C. Improve risk management and customer reporting

Risk management and back-office function are increasingly important factors for superior asset management. The new company will endeavor to secure higher quality in risk management and customer reporting. A substantial amount of investment in developing and managing computer system is required and this challenge is a heavy burden faced by Japanese asset management companies. The integration of the systems will significantly reduce business administration costs, enabling the new company to proactively devote more of its resources in advanced computer system, with the goal to full transparency in asset management and better customer reporting.

III. Schedule and other matters

The merger is targeted for December, 2002. Details of the new company such as the name, address , and personnel will be available at a later date.

For reference: Outline of the new company

(Amount in 100 million Yen, as of March 31, 2002)

	MLG	SGT	SLI	MSIAM	SAMCO
President	Osamu Tezuka	Osamu Otsuka	Atsushi Saito	Keisuke Mizutani	Tsuyoshi Kuriyama
Paid in Capital	2.0	13.5	16.5	19.0	12.8
AUM※1	20,772	1,785	75,881	27,542	5,520
Institutional investment management	19,964	1	74,539	26,938	3,059
Investment Trust	808	1,784	1,342	604	2,461
Employees※2	112	60	185	106	98

※1 :Assets under management

※2 :Employees including Directors, Executive Officers and Auditors

Total Assets under management of the new company (as of March 31, 2002)

(1) Investment Advisory : ¥12,450 billion (The largest)

(2) Investment Trust : ¥ 700 billion (13th largest)

Sumitomo Mitsui Banking Corporation Announces Revision of Fiscal Year 2001 Consolidated Earnings Estimates By Its Consolidated Subsidiary, The Bank of Kansai, Ltd.

TOKYO, April 30, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that its consolidated subsidiary, The Bank of Kansai, Ltd., has revised its consolidated earnings estimates for the fiscal year 2001 ending March 31, 2002, which was published on November 26, 2001 (see Appendix).

(Appendix)

The Bank of Kansai, Ltd. Announces
Revision of Consolidated Earnings Estimates for Fiscal Year 2001
And Non-consolidated Impairment of 'Other Securities'

OSAKA, Japan, April 30, 2002: The Bank of Kansai, Ltd. announced today the revision of its consolidated earnings estimates for the fiscal year 2001 ending March 31, 2002, which was published on November 26, 2001.

1. Revision of earning estimates (Fiscal year 2001 ending March 31, 2002)

(Consolidated) (Millions of Yen)

	Operating Income	Operating Profit	Net Income
Previous estimate (A)	43,500	4,500	2,000
Revised estimate (B)	45,200	3,000	900
Difference (B)-(A)	1,700	(1,500)	(1,100)
Percentage change	3.9%	(33.3)%	(55.0)%

(Reference: Non-Consolidated) (Millions of Yen)

	Operating Income	Operating Profit	Net Income
Previous estimate (A)	32,500	4,500	2,000
Revised estimate (B)	34,200	3,400	1,450
Difference (B)-(A)	1,700	(1,100)	(550)
Percentage change	5.2%	(24.4)%	(27.5)%

2. Factors behind the revisions

The core banking profit is expected to hit a record high ¥10,300 million in fiscal year 2001 thanks to a steady increase in loans to consumers (centered on housing loans) and small companies and an improvement in margins due to lower funding costs.

The previously announced earnings estimates, however, had to be revised as a result of impairment of securities due to a sharp drop in the Japanese stock market, an expected increase in disposal of problem loans due to worsening of corporate earnings from the economic slump, and workout of problem loans by the Bank's subsidiary.

3. Impairment of 'Other Securities' <Non-consolidated>

The Bank of Kansai applies the mark-to-market method to marketable securities classified as 'other securities', which are defined under the Article 8-21 of the Regulations Concerning Financial Statements. Amount to be impaired on such securities as of March 31, 2002 is as follows:

(Amount to be impaired) (Millions of yen)

	Amount	%	
Impairment of other securities (A)	2,707		
Stockholder's equity as of March 31, 2001 (B)	41,676	(A)/(B)	6.4%
Operating profit for fiscal 2001 (C)	5,989	(A)/(C)	45.1%
Net income for fiscal 2001 (D)	3,235	(A)/(D)	83.6%

(Notes) Impairment of 'other securities', whose market values are available or can be rationally computed, such as listed securities and OTC securities, are calculated.

(Reference: Unrealized Losses on Securities after Impairment)

(Millions of yen)

	March 31, 2002
Unrealized Losses	2,813
Amount to be stated on stockholders' equity	1,637

Introduction of a Stock Option Program

On May 24, 2002, the Board of Directors of Sumitomo Mitsui Banking Corporation (the "Bank") has decided to propose an agenda at the First Regular Shareholders' Meeting to be held on June 27, 2002, seeking approval for the gratis issue of stock options in accordance with sub-clauses 20 and 21 of Article 280 of the Commercial Code of Japan (the "Program"). The principal elements of the Program are as follows:

I. Outline of Program

The objective of the Program is to promote the interests of the Bank's shareholders by providing to members of the Bank's Board of Directors (excluding outside directors) ("Directors") and to Officers holding senior positions additional incentives to improve the long-term financial performance of the Bank and thereby of its common stock.

II. Outline of Program for Fiscal Year 2002

1. *Type & Number of Shares for Stock Options:*

   Ceiling at 1,850,000 ordinary shares of the Bank.

2. *Total Number of Stock Options:*

   Ceiling at 1,850 stock options of the Bank. The number of shares per stock option shall be 1,000.

3. *Issue Price of Stock Options:*

   Gratis

4. *Amount Payable When Stock Options Exercised:*

   ① The initial payable amount shall be the higher amount of either, the average daily closing price (including price indications) of the Bank's share price on the Tokyo Stock Exchange on the day after the stock options are issued during the period for the thirty (30) trading days commencing forty-five (45) trading days preceding the day (excluding days without a closing price) after the issue of the stock option, or, the closing price of the Bank's shares on the Tokyo Stock Exchange on the day the stock options are issued, multiplied by 1.05, in accordance with the allocation of stock options to Directors and Officers (hereafter the 'Participants') and the stock options agreement between the Bank and the Participants. However, non integral amounts of under Yen 1 shall be rounded up to the nearest Yen.

② The amount payable shall be adjusted according to the following formula, when after the issue date of the stock options the Bank issues new shares whose market value falls below the amount payable (excluding through the exercise of stock options). However, non integral amounts of under Yen 1 as a result of the adjustment shall be rounded up to the nearest Yen.



$$\text{Amount payable after adjustment} = \text{Amount payable before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Amount payable per share}}{\text{Market value per share}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

Also, the amount payable is adjusted as appropriate when there is a stock split or stock reverse split.

5. ***Exercise Period of Stock Options:***

From June 28, 2004 to June 27, 2012.

6. ***Other Conditions for Exercise of Options:***

① The Participant needs to have the status of Director or Officer at the time of exercise of the options. However, when the Participant retires as a result of appointment period expiry, reaches retirement age, or otherwise the Board of Directors recognizes a suitable reason, the options may be exercised for a period of five (5) years from the time the Participant lost the status of Director or Officer of the Bank.

② In the event of the Participant's death, the rights to the options shall pass to the Participant's estate.

7. *Reasons & Conditions for Cancellation of Stock Options:*

When five (5) years have lapsed from the date the Participant lost the status of Director or Officer of the Bank prior to exercise of the stock options, the Bank can cancel the said stock options gratis.

8. *Transfer of Stock Options:*

Transfer of stock options needs the approval of the Board of Directors.

Note:
The above is subject to the approval of the proposed "Stock Option Issuance to Directors and Officers" at the First Regular Shareholders' Meeting to be held on June 27, 2002.

Exhibit A2(g)
(English Translation)

Sumitomo Mitsui Banking Corporation Announces a Comment on Fujita Corporation's announcement about corporate separation plan and 'Medium-term business plan for reform promotion'

TOKYO, May 24, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that SMBC has evaluated Fujita Corporation's corporate separation plan and "Medium-term business plan for reform promotion" to be rational and practical and decided to accept these plans.

Moreover, SMBC will continue necessary support to the company as its main bank in order to help it achieve its plan.

Sumitomo Mitsui Banking Corporation Announces

Financial Assistance to Sumitomo Coal Mining Co., Ltd

TOKYO, May 24, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that it has decided to accept Sumitomo Coal Mining Co., Ltd' s request for financial assistance based on "Management revitalization plan" that the company submitted to SMBC.

1. Financial assistance

- Debt forgiveness of 30 billion yen
- Acquisition of new shares of 15 billion yen

2. Impact on SMBC's performance

There will be no impact on SMBC's performance.

Sumitomo Mitsui Banking Corporation Announces

Financial Assistance to Sumitomo Construction, Co., Ltd

TOKYO, May 24, 2002: Sumitomo Mitsui Banking Corporation ("SMBC") announced today that it has decided to accept Sumitomo Construction, Co., Ltd' s request for financial assistance based on "New management improvement plan" that the company submitted to SMBC.

1 . Financial assistance

- Debt forgiveness of 20 billion yen
- Acquisition of new shares of 20 billion yen

2. Impact on SMBC's performance

There will be no impact on SMBC's performance.

File No. 82-4395
Exhibit A2(j)
(English Translation)

Sumitomo Mitsui Banking Corporation Announces the Risk of Irrecoverability of the Claims on Nippon Kakoh Seishi CO., LTD

TOKYO, May 30, 2002: Sumitomo Mitsui Banking Corporation ('SMBC') announced today that there might be a risk of irrecoverability of the claims (details below) on Nippon Kakoh Seishi CO., LTD.

1. Summary of the "Company":

1) Address:	2-5-27 Akasaka, Minato-ku, Tokyo
2) Representative:	Seiichi Yamaguchi
3) Capital:	11,522 million Yen
4) Line of Business:	Printing paper manufacturing

2. Relevant facts occurring to the "Company" :

   The Company filed the petition for the commencement of corporate bankruptcy proceedings on May 29, 2002 with the Tokyo District Court and the Court declared the corporate bancruptcy of the "Company."

3 Amount of loans to the "Company":

   10,422 million Yen

4. Forecast of SMBC's financial results:

   There is no amendment on the SMBC's forecast of financial results for the year ending March 31, 2003.

Change of Directors of Sumitomo Mitsui Banking Corporation

TOKYO, May 24, 2002: Sumitomo Mitsui Banking Corporation announced the change of Directors as follows.

1. Resignation of Directors

	Name	Date of Resignation
Deputy President	Youhei Shiraga	June 26, 2002
Deputy President	Akio Asuke	June 26, 2002
Deputy President	Hirokazu Ishikawa	June 26, 2002
Senior Managing Director	Shunichi Okuyama	June 20, 2002
Senior Managing Director	Tsutomu Sakuma	June 26, 2002
Senior Managing Director	Hidemitsu Nakao	June 26, 2002
Senior Managing Director	Keizo Ogawa	June 26, 2002
Managing Director	Ryuzo Kodama	June 26, 2002
Managing Director	Tadashi Hirota	June 26, 2002
Managing Director	Kakuei Miyagi	June 26, 2002

2. Change in resposibility of Directors (effective as of June 3, 2002)

	Name	New Responsibility	Current Responsibility
Senior Managing Director	Michiyoshi Kuriyama	General Affairs Dept. Kobe General Affairs Dept. Legal Dept. Customer Relations Dept. Human Resources Dept. Human Resources Development Dept. Administrative Services Dept. (Covering Osaka area)	Middle Market Banking Unit
Senior Managing Director	Takeharu Nagata	Corporate Research Dept. Credit Administration Dept. Credit Dept. II in Corporate Banking Unit Credit Dept. III in Corporate Banking Unit	Corporate Research Dept. Credit Administration Dept. Credit Dept. II in Corporate Banking Unit Credit Dept. III in Corporate Banking Unit

Senior Managing Director	Hidenori Hiramatsu	Audit Dept. Audit Dept. for the Americas Audit Dept. for Europe Inspection Dept. Credit Review Dept. (Covering Kobe area)	Audit Dept. Audit Dept. for the Americas Audit Dept. for Europe Inspection Dept. Credit Review Dept.
Senior Managing Director	Tadashi Inoue	Corporate Banking Unit	Middle Market Banking Unit (stationed at Osaka)
Senior Managing Director	Masayuki Oku	Public Relations Dept. Corporate Planning Dept. Financial Accounting Dept. Subsidiaries and Affiliates Dept. e-Business Planning Dept.	Public Relations Dept. Corporate Planning Dept. Financial Accounting Dept. Subsidiaries and Affiliates Dept. e-Business Planning Dept.
Senior Managing Director	Hideharu Kadowaki	Portfolio Management Dept. Corporate Risk Management Dept. Credit Risk Management Dept.	Portfolio Management Dept. Corporate Risk Management Dept. Credit Risk Management Dept.
Senior Managing Director	Takemasa Tsukamoto	IT Planning Dept. Systems Development Dept. I Systems Development Dept. II International and Market Systems Dept. Operations Planning Dept. Electronic Commerce Banking Dept.	IT Planning Dept. Systems Development Dept. I Systems Development Dept. II International and Market Systems Dept. Operations Planning Dept. Electronic Commerce Banking Dept.
Managing Director	Teisuke Kitayama	International Banking Unit	Corporate Planning Dept. Financial Accounting Dept. Subsidiaries and Affiliates Dept.
Managing Director	Shigetada Takahashi	Credit Dept. I, Middle Market Banking Unit Credit Dept. II, Middle Market Banking Unit Credit Supervision Dept. I, Middle Market Banking Unit	Credit Dept. I, Middle Market Banking Unit Credit Supervision Dept. II, Middle Market Banking Unit (Tokyo)
Managing Director	Kenjiro Noda	Treasury Unit Investment Banking Unit	Head of Tokyo Corporate Banking Division I
Managing Director	Mutsuhiko Matsumoto	Consumer Banking Unit	Consumer Banking Unit
Managing Director	Toichiro Mizushima	Middle Market Banking Unit	Planning Dept., Middle Market Banking Unit Business Promotion Dept., Middle Market Banking Unit, Public Institutions Banking Dept. Kobe Public Institutions Banking Dept. Business Owner Banking Dept.

平成14年 3月期　決算短信(連結)

平成14年 5月24日

上場会社名　株式会社　三井住友銀行　　上場取引所　東証･大証･名証・札証
コード番号　8318　　本社所在都道府県　東京都
(URL　http://www.smbc.co.jp)
問合せ先　責任者役職名　財務企画部副部長
　　　　　氏名　梅山　勉
決算取締役会開催日　平成14年5月24日　　TEL　(03)3501-1111
米国会計基準採用の有無　無　　特定取引勘定設置の有無　有

1．平成14年3月期の連結業績（平成13年4月1日～平成14年3月31日）

(1) 連結経営成績

(注) 平成13年3月期は、原則としてさくら銀行･住友銀行両行の計数を合算して表示しております。また、記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成14年3月期	3,779,702	(△ 15.0)	△ 580,628	(－)	△ 463,887	(－)
平成13年3月期	4,449,177	(△ 13.6)	494,617	(32.3)	132,408	(6.4)

		1株当たり当期純利益		潜在株式調整後1株当たり当期純利益		株主資本当期純利益率	総資本経常利益率	経常収益経常利益率
		円	銭	円	銭	%	%	%
平成14年3月期		△ 84	12	―――		△ 22.2	△ 0.5	△ 15.4
平成13年3月期	さくら銀行	9	23	9	21	2.7	0.4	10.7
	住友銀行	25	50	24	93	6.1	0.5	11.4

(注) ① 持分法投資損益　平成14年3月期　2,964 百万円　平成13年3月期　44,362 百万円
② 期中平均株式数(連結) 平成14年3月期　5,687,010,775 株
　平成13年3月期　(さくら銀行)　4,112,540,880 株　(住友銀行)　3,134,457,110 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本			連結自己資本比率(国際統一基準)	
	百万円	百万円	%		円	銭		%
平成14年3月期	108,005,001	2,912,619	2.7		282	85	[速報値]	10.45
平成13年3月期	119,242,661	4,012,960	3.4	さくら銀行	333	46	さくら銀行	11.31
				住友銀行	426	32	住友銀行	10.94

(注) 期末発行済株式数(連結)　平成14年3月期　5,697,737,528 株
　平成13年3月期　(さくら銀行)　4,110,377,885 株　(住友銀行)　3,134,135,352 株

(3) 連結キャッシュ･フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成14年3月期	△ 5,381,510	5,732,808	△ 268,813	2,128,742
平成13年3月期	6,776,178	△ 6,973,889	△ 523,666	2,015,501

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　144 社　　持分法適用の非連結子会社数　5 社　　持分法適用の関連会社数　33 社

(5) 連結範囲及び持分法の適用の異動状況

連結　(新規)　78 社　(除外)　18 社　　持分法　(新規)　12 社　(除外)　3 社

2．平成15年3月期の連結業績予想(平成14年4月1日～平成15年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
中間期	1,700,000	150,000	50,000
通期	3,400,000	320,000	100,000

(参考) 1株当たり予想当期

Ⅰ．企業集団の状況

当行グループ（当行及び当行の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、抵当証券業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１４４社、持分法適用会社は３８社であります。

(□は連結子会社、○は持分法適用会社。平成13年4月1日以降に名称が変更になった会社、合併した会社については、【　】内に旧名称（合併の場合は合併の当事者となった各会社名）を記載しています。）


株式会社三井住友銀行
銀行業
… 国内本支店５９０、海外支店２１
主な関係会社
<国内>
□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西銀行(大阪証券取引所市場第一部上場)
□株式会社わかしお銀行
□株式会社ジャパンネット銀行（インターネット専業銀行）
□エスエムビーシー信用保証株式会社（信用保証業務）【さくら信用保証株式会社】
<海外>
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada【Sakura Bank(Canada)、The Sumitomo Bank of Canada】
□Banco Sumitomo Mitsui Brasileiro S.A.【Banco Sumitomo Brasileiro S.A.】
□PT Bank Sumitomo Mitsui Indonesia【PT Bank Sumitomo Indonesia、P.T. Bank Sakura Swadharma】
リース業
主な関係会社
<国内>
□三井住友銀リース株式会社【住銀リース株式会社】
<海外>
□SMBC Leasing and Finance, Inc.【Sumitomo Bank Leasing and Finance,Inc.、Sakura Business Finance,Inc.】
その他事業
主な関係会社
<国内>
□三井住友カード株式会社（クレジットカード業務）【株式会社住友クレジットサービス】
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）【さくらローンパートナー株式会社】
□エスエムビーシーキャピタル株式会社（ベンチャーキャピタル業務）【住銀インベストメント株式会社、さくらキャピタル株式会社】
□エスエムビーシーコンサルティング株式会社（会員事業）【株式会社さくら総合研究所、株式会社日本総研ビジコン】
□株式会社エスエムビーシーファクター（ﾌｧｸﾀﾘﾝｸﾞ業務）【株式会社さくらファクター】
□エスエムビーシーファイナンス株式会社（抵当証券業務、融資業務、ﾌｧｸﾀﾘﾝｸﾞ業務）【住銀ファイナンス株式会社】
□株式会社三井ファイナンスサービス（集金代行業務）
□さくらフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場）(証券業務)
□さくら投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
□株式会社日本総合研究所（ｼﾝｸﾀﾝｸ業務、ｼｽﾃﾑ開発・情報処理業務、ｺﾝｻﾙﾃｨﾝｸﾞ業務）
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場）(システム開発・情報処理業務)
□さくら情報システム株式会社（システム開発・情報処理業務）
○大和証券エスエムビーシー株式会社（ホールセール証券業務）【大和証券ｴｽﾋﾞｰ･ｷｬﾋﾟﾀﾙ・ﾏｰｹｯﾂ株式会社】
○明光ナショナル証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場）(証券業務)
○ﾃﾞｨ･ｴﾙｼﾞｪｲﾃﾞｨﾚｸﾄ･ｴｽｴﾌｼﾞｰ証券株式会社（証券の電子金融取引業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（金銭債権買取業務）
<海外>
□SMBC Capital Markets, Inc.（投融資業務、スワップ業務）【Sumitomo Bank Capital Markets, Inc.、Sakura Global Capital, Inc.】
□SMBC Capital Markets Limited（スワップ業務）【SBCM Limited】
□Sumitomo Mitsui Finance Australia Limited（金融業務）【Sumitomo International Finance Australia Limited】

Ⅱ．経営方針

1．経営理念、経営の基本方針

当行は経営理念として、以下を定めております。

○　お客様に、より一層価値のあるサービスを提供し、お客様と共に発展する。

○　事業の発展を通じて、株主価値の永続的な増大を図る。

○　勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

こうした経営理念の下、当行は、顧客、市場からの期待に応え、我が国経済社会における重い責任を果たすことにより、「顧客の信頼」、「市場の信頼」を揺るぎないものとし、以って「最高の信頼」を得ていくことを経営の基本方針としております。

2．利益配分に関する基本方針

当行は、銀行業の公共性に鑑み、健全経営確保の観点から、資本の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

当期の期末配当については、大幅な損失計上となりましたため、内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要があることから、普通株式は１株当たり４円（年間４円、前年比２円減額）とさせていただく予定であります。

なお、優先株式は、所定の配当（１株当たり、第１回第一種優先株式は１０円５０銭、第２回第一種優先株式は２８円５０銭、第五種優先株式は１３円７０銭）とさせていただく予定であります。

3．投資単位引下げに対する考え方及び方針

当行は、安定的で活力ある株式市場の確立には個人投資家層の市場参加が必要との認識に立ち、ホームページやディスクロージャー誌等を活用して、個人投資家に対する発信情報の質・量双方における向上に努めております。

投資単位の引下げにつきましては、今後、株式市場の動向等を注視しつつ、慎重に検討してまいる所存であります。

4．経営戦略

各種規制緩和の進展、金融・経済のグローバル化、更には、社会・産業構造の変化と、金融機関を取り巻く環境は近年大きく変化しております。

当行では、こうした大きな環境変化の中にビジネス・チャンスを見出し、成長するため次の５点を経営戦略の柱に据えております。即ち、

（１）顧客セグメントの明確化、収益性の高い商品・サービスの拡販、ローコスト・オペレーションの確立を通じた個人業務収益の拡大、

（２）アセット効率の高いビジネスモデルの確立による内外企業取引の推進、

（３）地域別戦略を明確にしたうえでの海外業務の再構築と拡大、

（４）マーケティング力強化、中堅・中小企業顧客のネットワーク化等へ向けた戦略的なIT投資の実施、

（５）ネットビジネス等におけるリーダーシップの発揮、です。

５．対処すべき課題

わが国の金融機関を取り巻く経営環境は一段と厳しさを増しておりますが、当行は、変化に対応できる強靭な経営体質と財務基盤を構築することを喫緊の課題と位置づけ、次の点に注力してまいります。

第一に、アセット・クオリティ改善を更に進めてまいります。当期には不良債権の最終処理を進めるとともに将来の資産劣化リスクへの対応力を一段と強化するため、多額の不良債権処理を実施いたしました。引き続き個別案件ごとに対応策の具体化を進めることで、最終処理をより一層加速してまいります。

第二に、株価変動リスクの削減を一段と進めてまいります。平成１６年度には銀行に保有株式の総量規制が導入されますが、保有株式残高の圧縮を着実に進めてまいります。

第三に、更なるリストラ策の実行に取り組んでまいります。合併による重複店舗の統合を早期に実施し、店舗ネットワーク戦略の見直しを行うとともに、間接部門の徹底的なスリム化により人員を大幅に削減してまいります。また、システム投資において合併効果を実現し、事務処理の合理化を推進してまいります。

第四に、収益体質の抜本的強化に向けた業務改革に引き続き取り組んでまいります。今後の持続的な成長をより確固たるものとするために、主要なビジネスラインにおける業務のありかたを抜本的に見直すことにより、収益性、資産効率、及び資本効率の高い経営体質への転換を進めてまいります。

６．目標とする経営指標

業務の再構築、リストラ推進等による収益力の強化により、平成１６年度の業務純益（一般貸倒引当金繰入前）を９，５００億円に、連結ＲＯＥを１０％以上にする計画です。

７．経営管理組織の整備等

当行は、「経営の重要事項の決定機能および監督機能」と「業務執行機能」の分離を狙いとして執行役員制度を導入し、取締役会の「株主利益の観点から業務執行を監督する機能」を一層強化するとともに、日常的な業務執行は執行役員が担当する体制を確立しています。

また、取締役会の内部にリスク管理委員会、報酬委員会、人事委員会を設置し、社外取締役を含む各委員が、リスク管理やコンプライアンスに関する事項、あるいは取締役・執行役員の報酬や人事に関する事項について、客観的な立場で審議しております。

さらに、取締役会長と頭取の諮問機関として「アドバイザリーボード」を設置し、一流企業の経営者や有力経営コンサルタント等の社外の方から、経営全般に亘り幅広く大所高所からアドバイスをいただいております。

Ⅲ．経営成績及び財政状態

1．当連結会計年度の概況

（注）以下の増減の基準となります前連結会計年度の計数は、さくら銀行・住友銀行両行の計数を合算しております。

（1）損益

当連結会計年度は、合併効果を早期かつ当初想定以上に実現することを目指し、収益力の強化を図るとともに合理化推進による経費削減に努めました。また、不良債権の最終処理を進めるとともに、将来の資産劣化リスクへの対応力を一段と強化するため多額の不良債権処理を実施致しました。

その結果、経常収益・経常費用につきましては、資金運用収益・資金調達費用の減少、株式売却益の減少、不良債権処理額の増加などを要因とし、経常収益が前連結会計年度対比１５．０％減の３兆７，７９７億円、経常費用は同１０．３％増の４兆３，６０３億円となりました。

経常損失は５，８０６億円、特別損益等を勘案した当期純損失は４，６３８億円となりました。

（2）業容

預金は前連結会計年度末対比１兆９，３６９億円増加して６４兆９，８５９億円となり、譲渡性預金は同４兆９，８４８億円減少して６兆６，６２０億円となりました。

一方、貸出金は、同１兆８，９１５億円減少し、６３兆６，４５５億円となりました。

総資産は、同１１兆２，３７６億円減少し、１０８兆５０億円となりました。

（3）純資産

純資産額は、当連結会計年度から、その他有価証券及びその他の金銭の信託のうち時価のあるものについて時価評価を行った結果、その他有価証券評価差額金△３，０４８億円を新たに資本の部に計上したこと、当期純損失が４，６３８億円になったこと等により、２兆９，１２６億円となりました。

（4）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△５兆３，８１５億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が＋５兆７，３２８億円、劣後調達等の「財務活動によるキャッシュ・フロー」が△２，６８８億円となりました。

その結果、当連結会計年度末の現金及び現金同等物の残高は２兆１，２８７億円となりました。

（5）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアが、各々９３％、１％、６％、同経常収益シェアが、各々７０％、１４％、１６％となりました。

また、所在地別の内部取引消去前の総資産シェアは、日本が８７（前連結会計年度比＋０）％、米州が６（同＋０）％、欧州、アジア・オセアニアは、各々３（同△０）％、４（同△０）％、同経常収益シェアは、日本が７４（前連結会計年度比△０）％、米州が１１（同△２）％、欧州、アジア・オセアニアは、各々８（同＋２）％、７（同＋０）％となりました。

（6）自己資本比率（国際統一基準）（速報値）

連結自己資本比率が１０．４５％、単体自己資本比率が１１．５０％となりました。

2．平成１５年３月期の見通し

（1）業績全般に関する見通し

平成１５年３月期につきましては、引き続き、収益体質の抜本的強化に向けた業務改革、アセット・クオリティ改善に向けた不良債権の最終処理、株価変動リスクの削減のための保有株式残高の圧縮、経営全般の合理化等を進めてまいります。

業績の見通しは、連結経常収益３兆４，０００億円、連結経常利益３，２００億円、連結当期純利益１，０００億円を予想しております。

また、当行単体の業績の見通しは、経常収益２兆４，０００億円、経常利益２，３００億円、当期純利益８００億円を予想しております。

（2）利益配分に関する見通し

平成１５年３月期の当行の配当につきましては、引き続き株式相場の先行きが不透明な状況であること等を勘案して、普通株式・優先株式ともに中間配当は実施しないことといたします。

期末配当につきましては、内部留保の水準を勘案し、平成１４年３月期と同様に、普通株式は１株当たり４円（年間４円）とする予定であります。なお、優先株式は所定の配当（１株当たり、第１回第一種優先株式は１０円５０銭、第２回第一種優先株式は２８円５０銭、第五種優先株式は１３円７０銭）とする予定であります。

Ⅳ．連結財務諸表等

連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　　１４４社

主要な会社名　　株式会社みなと銀行
株式会社関西銀行
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
エスエムビーシーキャピタル株式会社
エスエムビーシーファイナンス株式会社
さくらフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

株式会社さくら銀行との合併により、株式会社みなと銀行他７２社を連結子会社といたしました。また、三生信用保証株式会社他４社は株式の取得等により、当連結会計年度より連結子会社としております。

さくら証券株式会社他１７社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

（２）非連結子会社

主要な会社名　　SBCS Co.,Ltd.

子会社エス・ビー・エル・マネイジメント株式会社他１１１社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び剰余金（持分に見合う額）のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　５社

主要な会社名　　SBCS Co.,Ltd.

SBCS Co., Ltd.他４社は、株式会社さくら銀行との合併により、当連結会計年度より持分法適用の子会社としております。

（２）持分法適用の関連会社　　　　３３社

主要な会社名　　大和証券エスエムビーシー株式会社
株式会社クオーク

ソニー銀行株式会社他１社は株式の取得等により、BSL Leasing Company, Ltd.（旧会社名 Bangkok SMBC Leasing Co.,Ltd.）他４社は株式会社さくら銀行との合併等により、当連結会計年度より持分法適用の関連会社といたしました。

持分法適用の関連会社であった Daiwa Securities SMBC Capital Markets Europe Investment Services (Jersey) Ltd.（旧会社名 Daiwa Securities SB Capital Markets Europe Investment Services (Jersey) Ltd.）他２社は、清算により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マネイジメント株式会社他１１１社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用にしております。

また、その他の非連結子会社、関連会社の当期純損益（持分に見合う額）及び剰余金（持分に見合う額）のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の事業年度等に関する事項

（１）連結子会社の決算日は次のとおりであります。

９月末日	５社
１０月末日	１社
１２月末日	５４社
１月末日	１社
３月末日	８３社

当連結会計年度より、海外連結子会社１社において、決算日を従来の１月末日から３月末日へ変更しているため、連結財務諸表上、同社の損益は平成１３年２月１日から平成１４年３月３１日までの１４カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（２）９月末日を決算日とする連結子会社は３月末日現在、１０月末日を決算日とする連結子会社については１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社についてはそれぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

５．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

６．連結調整勘定の償却に関する事項

三井住友カード株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

７．利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計年度において確定した利益処分に基づいて作成しております。

８．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

【参考】

○１株当たり当期純利益

$$\frac{\text{当期純利益}-\text{優先株式配当金総額}}{\text{期中平均普通株式数}}$$

○株主資本当期純利益率

$$\frac{\text{当期純利益}-\text{優先株式配当金総額}}{\{(\text{期首株主資本}-\text{期首発行済優先株式数}\times\text{発行価額})+(\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額})\}\div 2}\times 100$$

○１株当たり株主資本

$$\frac{\text{期末株主資本}-\text{期末発行済優先株式数}\times\text{発行価額}}{\text{期末発行済普通株式数}}$$

○１株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{期末発行済普通株式数}}$$

（注）１．各期の期中平均普通株式数・期末発行済普通株式数からは、自己株式および連結子会社が所有する親会社株式を除いております。

２．各期の期中平均優先株式数・期末発行済優先株式数につきましては、添付資料「平成 14 年 3 月期　個別財務諸表の概要」に記載しております。

連結貸借対照表

平成14年 3月31日現在

(金額単位 百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	5,632,296	預金	64,985,976
コールローン及び買入手形	720,154	譲渡性預金	6,662,097
買現先勘定	793,266	コールマネー及び売渡手形	10,775,484
買入金銭債権	461,879	売現先勘定	1,468,504
特定取引資産	3,278,105	コマーシャル・ペーパー	1,167,500
金銭の信託	33,860	特定取引負債	2,331,500
有価証券	20,694,632	借用金	2,889,907
貸出金	63,645,586	外国為替	299,610
外国為替	795,755	社債	3,505,820
その他資産	6,447,644	転換社債	1,106
動産不動産	1,207,589	債券貸付取引担保金	3,174,799
リース資産	927,120	その他負債	2,861,669
繰延税金資産	1,882,464	賞与引当金	21,606
再評価に係る繰延税金資産	726	退職給付引当金	147,972
連結調整勘定	18,518	債権売却損失引当金	86,371
支払承諾見返	3,625,047	特別法上の引当金	336
貸倒引当金	△ 2,159,649	繰延税金負債	39,206
		再評価に係る繰延税金負債	64,015
		支払承諾	3,625,047
		負債の部合計	104,108,534
		(少数株主持分)	
		少数株主持分	983,847
		(資本の部)	
		資本金	1,326,746
		資本準備金	1,326,758
		再評価差額金	121,244
		連結剰余金	475,357
		その他有価証券評価差額金	△ 304,837
		為替換算調整勘定	△ 15,174
		計	2,930,095
		自己株式	△ 283
		子会社の所有する親会社株式	△ 17,191
		資本の部合計	2,912,619
資産の部合計	108,005,001	負債、少数株主持分及び資本の部合計	108,005,001

連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
　　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。
　３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。
　４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。
　５．デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。
　　なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。
　６．当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
　　　建　物　７年～50年
　　　動　産　３年～20年
　　連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
　７．自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。
　８．当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
　　なお、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年４月10日）に基づき、「新外為経理基準」を適用しておりましたが、当連結会計年度から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。
　　資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の連結決算日の為替相場による正味の円換算額を連結貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により連結損益計算書に計上するとともに、連結決算日の未収収益又は未払費用を計上しております。
　　なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
　　また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
　９．当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
　　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の２の海外投資等損失準備金を含む）として計上しております。
　　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
　　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
　　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証に

よる回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 1,824,274 百万円であります。

10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。なお、従業員賞与の未払計上額については、従来「その他負債」中の未払費用に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当連結会計年度から「賞与引当金」として表示しております。この変更により、「その他負債」中の未払費用が21,606百万円減少し、賞与引当金が同額増加しております。

11. 退職給付引当金（前払年金費用）は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

12. 債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。

なお、この引当金は商法第287条ノ２に規定する引当金であります。

13. 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 当行はヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。

なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。

また、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

15. 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

16. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。

証券取引責任準備金　　318百万円　証券取引法第51条の規定に基づく準備金であります。

17. 動産不動産の減価償却累計額　　661,047百万円

リース資産の減価償却累計額　1,403,481百万円

18. 貸出金のうち、破綻先債権額は227,484百万円、延滞債権額は3,599,750百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

19. 貸出金のうち、３カ月以上延滞債権額は102,762百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

20. 貸出金のうち、貸出条件緩和債権額は2,554,371百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

21. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は6,484,367百万円であります。

なお、18. から21. に掲げた債権額は、貸倒引当金控除前の金額であります。

22. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,300,264百万円であります。
23. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	63,325百万円
特定取引資産	621,047百万円
有価証券	9,062,227百万円
貸出金	3,239,033百万円
その他資産（延払資産等）	1,311百万円
動産不動産	547百万円

担保資産に対応する債務

預金	9,621百万円
コールマネー及び売渡手形	8,394,800百万円
売現先勘定	1,118,531百万円
特定取引負債	39,986百万円
借用金	117,463百万円
債券貸付取引担保金	2,517,123百万円
その他負債	10,888百万円
支払承諾	45,571百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金101,722百万円、特定取引資産296百万円、有価証券2,880,100百万円及び貸出金58,095百万円を差し入れております。

なお、動産不動産のうち保証金権利金は125,258百万円、その他資産のうち先物取引差入証拠金は20,984百万円であります。

24. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益としてその他負債に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は1,071,749百万円、繰延ヘッジ利益の総額は1,156,384百万円であります。
25. 土地の再評価に関する法律（平成10年３月31日公布法律第34号）に基づき、当行及び一部の連結子会社の事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。

再評価を行った年月日

当　行	平成10年３月31日
一部の連結子会社	平成11年３月31日

同法律第３条第３項に定める再評価の方法

当　行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より91,507百万円下回っております。

また、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、当行はエスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しており、一部の連結子会社は事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」として資産の部に計上し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。

再評価を行った年月日　平成14年３月31日

当該事業用土地の再評価前の帳簿価額

当　行	248,659百万円
一部の連結子会社	4,280百万円

当該事業用土地の再評価後の帳簿価額

当　行	169,520百万円
一部の連結子会社	2,541百万円

同法律第３条第３項に定める再評価の方法

当　行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第４号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価により算出。

26. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,001,047百万円が含まれております。
27. 社債には、劣後特約付社債1,780,041百万円が含まれております。
28. 1株当たり純資産額　282円85銭
29. 有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等が含まれております。以下32.まで同様であります。

売買目的有価証券

連結貸借対照表計上額	986,563百万円
当連結会計年度の損益に含まれた評価差額	△15,011

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	157,807百万円	158,223百万円	415百万円	493百万円	77百万円
地方債	23,330	23,089	△240	−	240
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	5,364,801百万円	4,855,495百万円	△509,305百万円	192,620百万円	701,926百万円
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

上記の評価差額に繰延税金資産189,538百万円を加えた額△305,968百万円のうち少数株主持分相当額△4,225百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額△797百万円を加算した額△302,541百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という）しております。当連結会計年度におけるこの減損処理額は 114,804 百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて 30%以上下落
正常先	時価が取得原価に比べて 50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

30. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
32,067,887百万円	321,317百万円	95,118百万円

31. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内　容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	13,080百万円
その他	18,246
その他有価証券	
非上場債券	561,512
非上場外国証券	349,227
非上場株式(店頭売買株式を除く)	179,961
その他	109,478

32．その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	１年以内	１年超５年以内	５年超10年以内	10年超
債券	2,315,514百万円	7,488,398百万円	1,966,674百万円	273,699百万円
国債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合計	2,784,871	9,533,057	2,120,354	791,456

33．金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

連結貸借対照表計上額	3,715百万円
当連結会計年度の損益に含まれた評価差額	-

その他の金銭の信託

取得原価	33,969百万円
連結貸借対照表計上額	30,144
評価差額	△3,825
うち益	135
うち損	3,960

なお、上記の評価差額に繰延税金資産1,477百万円を加えた額△2,348百万円が、「その他有価証券評価差額金」に含まれております。

34．無担保の消費貸借契約（債券貸借取引）により貸し付けている有価証券が、「有価証券」中の国債に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に827百万円含まれております。

無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は3,534,532百万円、当連結会計年度末に当該処分をせずに所有しているものは533,241百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

なお、無担保の消費貸借契約（債券貸借取引）により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、その他資産中の「保管有価証券等」と、その他負債中の「借入商品債券」又は「借入有価証券」にそれぞれ両建て計上しておりましたが、金融商品に係る会計基準の改正により、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、その他資産及びその他負債は、それぞれ3,098,200百万円減少しております。

35．当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、27,038,063百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが24,508,364百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

36．当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,175,959百万円
年金資産（時価）	777,088
未積立退職給付債務	△398,871
会計基準変更時差異の未処理額	70,280
未認識数理計算上の差異	241,353
未認識過去勤務債務（債務の減額）	△60,707
連結貸借対照表計上額の純額	△147,944
前払年金費用	27
退職給付引当金	△147,972

37．当行は、商法第289条第２項及び銀行法第18条第２項の規定に基づき、当連結会計年度中に法定準備金を取り崩しております。これに伴い、資本準備金は357,614百万円減少し、連結剰余金が同額増加しております。

38．金融商品に係る会計基準の適用に伴い、当連結会計年度からその他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「その他有価証券評価差額金」として計上しております。

39. 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成12年4月1日東京都条例第145号）（以下、「都条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成 12 年 10 月 18 日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成 14 年 3 月 26 日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金 16,633 百万円及び損害賠償金 200 百万円の請求を認める判決を言い渡しましたが、3 月 29 日、東京都は、判決を不服として、東京高等裁判所に控訴しております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理についても、前連結会計年度と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前連結会計年度が 8,100 百万円（株式会社さくら銀行が平成 13 年 3 月期に計上した金額との合計で 16,833 百万円）、当連結会計年度が 19,862 百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前連結会計年度は経常利益が同額減少し、当連結会計年度は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は 21,694 百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は 96,420 百万円減少し、「再評価に係る繰延税金負債」は 3,694 百万円減少しており、これらにより純資産額は 92,726 百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成 12 年 6 月 9 日大阪府条例第 131 号）（以下、「府条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成 14 年 4 月 4 日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。

このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当連結会計年度における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137 百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は 5,478 百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は 46,396 百万円減少し、「再評価に係る繰延税金負債」は 1,798 百万円減少しており、これらにより純資産額は 44,597 百万円減少しております。

連結損益計算書

自　平成13年 4月 1日
至　平成14年 3月31日

（金額単位　百万円）

科目	金額
経常収益	3,779,702
資金運用収益	2,176,685
貸出金利息	1,420,950
有価証券利息配当金	318,508
コールローン利息及び買入手形利息	5,189
買現先利息	8,399
預け金利息	186,892
その他の受入利息	236,745
役務取引等収益	387,280
特定取引収益	129,450
その他業務収益	845,583
リース料収入	380,904
割賦売上高	154,934
その他の業務収益	309,744
その他経常収益	240,702
経常費用	4,360,330
資金調達費用	726,901
預金利息	331,670
譲渡性預金利息	15,406
コールマネー利息及び売渡手形利息	10,378
売現先利息	29,238
コマーシャル・ペーパー利息	1,590
借用金利息	64,020
社債利息	86,829
転換社債利息	97
その他の支払利息	187,670
役務取引等費用	67,747
特定取引費用	17
その他業務費用	666,651
賃貸原価	328,670
割賦原価	139,197
その他の業務費用	198,783
営業経費	935,553
その他経常費用	1,963,458
貸倒引当金繰入額	1,204,335
その他の経常費用	759,123
経常損失	580,628
特別利益	29,428
動産不動産処分益	4,426
償却債権取立益	1,305
証券取引責任準備金取崩額	315
その他の特別利益	23,381
特別損失	53,138
動産不動産処分損	27,478
その他の特別損失	25,659
税金等調整前当期純損失	604,338
法人税、住民税及び事業税	101,860
法人税等調整額	△ 289,305
少数株主利益	46,993
当期純損失	463,887

連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．１株当たり当期純損失　84円12銭
　３．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
　　特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
　４．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。
　(1) リース取引のリース料収入の計上方法
　　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
　(2) 割賦販売取引の売上高及び売上原価の計上方法
　　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。
　５．その他経常収益には、株式等売却益191,487百万円を含んでおります。
　６．その他の経常費用には、貸出金償却391,923百万円、株式等償却148,537百万円を含んでおります。
　７．その他の特別利益は、子会社清算益18,381百万円、営業譲渡益5,000百万円であります。
　８．その他の特別損失は、退職給付会計導入に伴う会計基準変更時差異の費用処理額23,493百万円、ソフトウェア等の除却損2,166百万円であります。

連結剰余金計算書

自　平成13年 4月 1日
至　平成14年 3月31日

（金額単位　百万円）

科目	金額
連結剰余金期首残高	319,924
連結剰余金増加高	741,468
合併に伴う剰余金増加高	309,177
連結子会社の合併に伴う剰余金増加高	2,778
連結子会社の増加に伴う剰余金増加高	10,936
持分法適用会社の増加に伴う剰余金増加高	828
再評価差額金の取崩に伴う剰余金増加高	60,132
資本準備金の取崩に伴う剰余金増加高	357,614
連結剰余金減少高	122,148
配当金	11,199
連結子会社の合併に伴う剰余金減少高	4,465
連結子会社の増加に伴う剰余金減少高	106,479
持分法適用会社の増加に伴う剰余金減少高	3
当期純損失	463,887
連結剰余金期末残高	475,357

（注）記載金額は百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

自　平成13年 4月 1日
至　平成14年 3月31日

（金額単位　百万円）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純損失	△ 604,338
動産不動産等減価償却費	96,374
リース資産減価償却費	306,044
連結調整勘定償却額	4,806
持分法による投資損益（△）	△ 2,964
貸倒引当金の増加額	884,174
債権売却損失引当金の増加額	△ 58,895
賞与引当金の増加額	21,606
退職給付引当金の増加額	△ 42,469
資金運用収益	△ 2,176,685
資金調達費用	726,901
有価証券関係損益（△）	△ 64,057
金銭の信託の運用損益（△）	56
為替差損益（△）	△ 160,717
動産不動産処分損益（△）	23,052
リース資産処分損益（△）	995
営業譲渡益	△ 5,000
特定取引資産の純増（△）減	△ 757,328
特定取引負債の純増減（△）	1,030,514
貸出金の純増（△）減	1,794,503
預金の純増減（△）	1,887,932
譲渡性預金の純増減（△）	△ 4,989,141
借用金（劣後特約付借入金を除く）の純増減（△）	△ 456,519
有利息預け金の純増（△）減	2,018,942
コールローン等の純増（△）減	1,904,425
債券借入取引担保金の純増（△）減	△ 2,196,808
コールマネー等の純増減（△）	△ 3,020,667
コマーシャル・ペーパーの純増減（△）	△ 569,827
債券貸付取引担保金の純増減（△）	△ 1,715,984
外国為替（資産）の純増（△）減	△ 56,299
外国為替（負債）の純増減（△）	48,749
普通社債の発行・償還による純増減（△）	359,901
資金運用による収入	2,342,208
資金調達による支出	△ 829,888
その他	△ 1,070,901
小　計	△ 5,327,304
法人税等の支払額	△ 54,205
営業活動によるキャッシュ・フロー	△ 5,381,510
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 39,722,661
有価証券の売却による収入	32,828,672
有価証券の償還による収入	12,828,207
金銭の信託の増加による支出	△ 5,011
金銭の信託の減少による収入	42,663
動産不動産の取得による支出	△ 73,354
動産不動産の売却による収入	134,704
リース資産の取得による支出	△ 342,964
リース資産の売却による収入	37,736
連結範囲の変更を伴う子会社株式の取得による支出	△ 599
連結範囲の変更を伴う子会社株式の売却による収入	416
営業譲渡による収入	5,000
投資活動によるキャッシュ・フロー	5,732,808
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	128,000
劣後特約付借入金の返済による支出	△ 278,000
劣後特約付社債・転換社債の発行による収入	201,198
劣後特約付社債・転換社債の償還による支出	△ 262,361
配当金支払額	△ 11,101
合併交付金支払額	△ 17,839
少数株主からの払込みによる収入	9,000
少数株主への配当金支払額	△ 39,064
自己株式の取得による支出	△ 8,539
自己株式の売却による収入	8,286
子会社の所有する親会社株式の売却による収入	1,607
財務活動によるキャッシュ・フロー	△ 268,813
Ⅳ 現金及び現金同等物に係る換算差額	3,595
Ⅴ 現金及び現金同等物の増加額	86,079
Ⅵ 現金及び現金同等物の期首残高	868,132
Ⅶ 合併に伴う現金及び現金同等物の増加額	1,075,527
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	2,544
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	96,459
Ⅹ 現金及び現金同等物の期末残高	2,128,742

連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
　３．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成14年３月31日現在

現金預け金勘定	5,632,296百万円
有利息預け金	△3,503,554百万円
現金及び現金同等物	2,128,742百万円

　４．重要な非資金取引の内容は、次のとおりであります。

(1) 株式会社さくら銀行との合併

当行と株式会社さくら銀行との合併により引継いだ資産及び負債の内訳は、次のとおりであります。

資産	48,245,020百万円
（うち有価証券	9,743,394百万円）
（うち貸出金	30,575,498百万円）
負債	46,390,838百万円
（うち預金	28,872,248百万円）
（うち譲渡性預金	4,661,831百万円）

(2) 転換社債の転換

転換社債の転換による資本金増加額	50,045百万円
転換社債の転換による資本準備金増加額	49,954百万円
転換による転換社債減少額	100,000百万円

　５．前連結会計年度において区分掲記しておりました「動産不動産減価償却費」（当連結会計年度59,459百万円）及び営業活動の「その他」に含まれておりました「その他資産減価償却費」（当連結会計年度36,914百万円）を、当連結会計年度においては「動産不動産等減価償却費」に含めて開示しております。

比較連結貸借対照表（主要内訳）

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度（平成14年 3月31日現在）(A)	前連結会計年度（平成13年 3月31日現在）(B)	比較 (A) － (B)
（資産の部）			
現金預け金	5,632,296	7,519,865	△ 1,887,569
ｺｰﾙﾛｰﾝ及び買入手形	720,154	507,614	212,540
買現先勘定	793,266	2,905,306	△ 2,112,040
買入金銭債権	461,879	259,016	202,863
特定取引資産	3,278,105	2,490,982	787,123
金銭の信託	33,860	75,120	△ 41,260
有価証券	20,694,632	27,312,498	△ 6,617,866
貸出金	63,645,586	65,537,091	△ 1,891,505
外国為替	795,755	738,761	56,994
その他資産	6,447,644	5,657,250	790,394
動産不動産	1,207,589	1,566,892	△ 359,303
リース資産	927,120	827,134	99,986
繰延税金資産	1,882,464	1,156,514	725,950
再評価に係る繰延税金資産	726	―	726
連結調整勘定	18,518	6,224	12,294
支払承諾見返	3,625,047	3,951,237	△ 326,190
貸倒引当金	△ 2,159,649	△ 1,268,853	△ 890,796
資産の部合計	108,005,001	119,242,661	△ 11,237,660
（負債の部）			
預金	64,985,976	63,049,051	1,936,925
譲渡性預金	6,662,097	11,646,971	△ 4,984,874
ｺｰﾙﾏﾈｰ及び売渡手形	10,775,484	9,941,070	834,414
売現先勘定	1,468,504	5,262,187	△ 3,793,683
コマーシャル・ペーパー	1,167,500	1,736,153	△ 568,653
特定取引負債	2,331,500	1,270,014	1,061,486
借用金	2,889,907	3,460,782	△ 570,875
外国為替	299,610	250,907	48,703
社債	3,505,820	3,195,061	310,759
転換社債	1,106	101,106	△ 100,000
債券貸付取引担保金	3,174,799	4,607,098	△ 1,432,299
その他負債	2,861,669	5,413,152	△ 2,551,483
賞与引当金	21,606	―	21,606
退職給付引当金	147,972	39,688	108,284
債権売却損失引当金	86,371	145,266	△ 58,895
特別法上の引当金	336	651	△ 315
繰延税金負債	39,206	24,640	14,566
再評価に係る繰延税金負債	64,015	144,055	△ 80,040
支払承諾	3,625,047	3,951,237	△ 326,190
負債の部合計	104,108,534	114,239,104	△ 10,130,570
少数株主持分	983,847	990,595	△ 6,748
資本の部合計	2,912,619	4,012,960	△ 1,100,341
負債、少数株主持分及び資本の部合計	108,005,001	119,242,661	△ 11,237,660

（注）1．記載金額は百万円未満を切り捨てて表示しております。

2．前連結会計年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

比較連結損益計算書（主要内訳）

（金額単位　百万円）

科目＼年度別	当連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (A)	前連結会計年度 自 平成12年 4月 1日 至 平成13年 3月31日 (B)	比較 (A) － (B)
経常収益	3,779,702	4,449,177	△ 669,475
資金運用収益	2,176,685	2,435,884	△ 259,199
（うち貸出金利息）	(1,420,950)	(1,647,263)	(△ 226,313)
（うち有価証券利息配当金）	(318,508)	(328,449)	(△ 9,941)
役務取引等収益	387,280	412,097	△ 24,817
特定取引収益	129,450	111,183	18,267
その他業務収益	845,583	649,681	195,902
その他経常収益	240,702	840,328	△ 599,626
経常費用	4,360,330	3,954,560	405,770
資金調達費用	726,901	1,112,348	△ 385,447
（うち預金利息）	(331,670)	(607,985)	(△ 276,315)
役務取引等費用	67,747	95,781	△ 28,034
特定取引費用	17	2,146	△ 2,129
その他業務費用	666,651	560,664	105,987
営業経費	935,553	940,889	△ 5,336
その他経常費用	1,963,458	1,242,727	720,731
経常利益	△ 580,628	494,617	△ 1,075,245
特別利益	29,428	52,021	△ 22,593
特別損失	53,138	141,124	△ 87,986
税金等調整前当期純利益	△ 604,338	405,514	△ 1,009,852
法人税、住民税及び事業税	101,860	65,530	36,330
法人税等調整額	△ 289,305	198,227	△ 487,532
少数株主利益	46,993	9,346	37,647
当期純利益	△ 463,887	132,408	△ 596,295

(注) 1．記載金額は百万円未満を切り捨てて表示しております。

2．前連結会計年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

比較連結剰余金計算書（主要内訳）

（金額単位　百万円）

年度別 / 科目	当連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 （A）	前連結会計年度 自 平成12年 4月 1日 至 平成13年 3月31日 （B）	比　較 （A）－（B）
連結剰余金期首残高	319,924	451,734	△ 131,810
連結剰余金増加高	741,468	12,978	728,490
連結剰余金減少高	122,148	81,136	41,012
当期純利益	△ 463,887	132,408	△ 596,295
連結剰余金期末残高	475,357	515,984	△ 40,627

（注）1．記載金額は百万円未満を切り捨てて表示しております。

2．前連結会計年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

（三井住友銀行）

比較連結キャッシュ・フロー計算書

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成13年 4月 1日 至 平成14年 3月31日 (A)	前連結会計年度 自 平成12年 4月 1日 至 平成13年 3月31日 (B)	比較 (A) − (B)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	△ 604,338	405,514	△ 1,009,852
動産不動産減価償却費	−	26,140	△ 26,140
減価償却費	−	35,123	△ 35,123
動産不動産等減価償却費	96,374	−	96,374
リース資産減価償却費	306,044	268,700	37,344
連結調整勘定償却額	4,806	8,648	△ 3,842
持分法による投資損益（△）	△ 2,964	△ 44,362	41,398
貸倒引当金の増加額	884,174	△ 423,540	1,307,714
債権売却損失引当金の増加額	△ 58,895	△ 68,606	9,711
賞与引当金の増加額	21,606	−	21,606
退職給与引当金の増加額	−	△ 41,371	41,371
退職給付引当金の増加額	△ 42,469	△ 20,303	△ 22,166
資金運用収益	△ 2,176,685	△ 2,435,884	259,199
資金調達費用	726,901	1,112,348	△ 385,447
有価証券関係損益（△）	△ 64,057	△ 500,932	436,875
金銭の信託の運用損益（△）	56	△ 804	860
為替差損益（△）	△ 160,717	△ 152,074	△ 8,643
動産不動産処分損益（△）	23,052	33,907	△ 10,855
リース資産処分損益（△）	995	3,575	△ 2,580
営業譲渡益	△ 5,000	−	△ 5,000
特定取引資産の純増（△）減	△ 757,328	569,421	△ 1,326,749
特定取引負債の純増減（△）	1,030,514	243,931	786,583
特定取引未払金の純増減（△）	−	△ 588,359	588,359
貸出金の純増（△）減	1,794,503	1,740,915	53,588
預金の純増減（△）	1,887,932	2,005,338	△ 117,406
譲渡性預金の純増減（△）	△ 4,989,141	1,254,054	△ 6,243,195
借用金（劣後特約付借入金を除く）の純増減（△）	△ 456,519	△ 612,280	155,761
有利息預け金の純増（△）減	2,018,942	△ 1,087,125	3,106,067
預け金（日銀預け金を除く）の純増（△）減	−	△ 902,846	902,846
コールローン等の純増（△）減	1,904,425	△ 2,787,443	4,691,868
債券借入取引担保金の純増（△）減	△ 2,196,808	27,544	△ 2,224,352
コールマネー等の純増減（△）	△ 3,020,667	5,185,675	△ 8,206,342
コマーシャル・ペーパーの純増減（△）	△ 569,827	1,077,095	△ 1,646,922
債券貸付取引担保金の純増減（△）	△ 1,715,984	521,298	△ 2,237,282
外国為替（資産）の純増（△）減	△ 56,299	△ 45,906	△ 10,393
外国為替（負債）の純増減（△）	48,749	57,307	△ 8,558
普通社債の発行・償還による純増減（△）	359,901	679,420	△ 319,519
資金運用による収入	2,342,208	2,360,875	△ 18,667
資金調達による支出	△ 829,888	△ 1,277,801	447,913
その他	△ 1,070,901	206,821	△ 1,277,722
小計	△ 5,327,304	6,834,014	△ 12,161,318
法人税等の支払額	△ 54,205	△ 57,835	3,630
営業活動によるキャッシュ・フロー	△ 5,381,510	6,776,178	△ 12,157,688
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 39,722,661	△ 45,283,928	5,561,267
有価証券の売却による収入	32,828,672	21,689,226	11,139,446
有価証券の償還による収入	12,828,207	16,875,074	△ 4,046,867
金銭の信託の増加による支出	△ 5,011	△ 100,471	95,460
金銭の信託の減少による収入	42,663	208,777	△ 166,114
動産不動産の取得による支出	△ 73,354	△ 168,019	94,665
動産不動産の売却による収入	134,704	81,844	52,860
リース資産の取得による支出	△ 342,964	△ 314,383	△ 28,581
リース資産の売却による収入	37,736	35,590	2,146
連結範囲の変更を伴う子会社株式の取得による支出	△ 599	△ 2,684	2,085
連結範囲の変更を伴う子会社株式の売却による収入	416	5,083	△ 4,667
営業譲渡による収入	5,000	−	5,000
投資活動によるキャッシュ・フロー	5,732,808	△ 6,973,889	12,706,697
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	128,000	122,283	5,717
劣後特約付借入金の返済による支出	△ 278,000	△ 371,774	93,774
劣後特約付社債・転換社債の発行による収入	201,198	254,000	△ 52,802
劣後特約付社債・転換社債の償還による支出	△ 262,361	△ 476,181	213,820
配当金支払額	△ 11,101	△ 58,111	47,010
合併交付金支払額	△ 17,839	−	△ 17,839
少数株主からの払込みによる収入	9,000	14,000	△ 5,000
少数株主への配当金支払額	△ 39,064	△ 7,666	△ 31,398
自己株式の取得による支出	△ 8,539	△ 1,349	△ 7,190
自己株式の売却による収入	8,286	1,134	7,152
子会社の所有する親会社株式の売却による収入	1,607	−	1,607
財務活動によるキャッシュ・フロー	△ 268,813	△ 523,666	254,853
Ⅳ 現金及び現金同等物に係る換算差額	3,595	3,355	240
Ⅴ 現金及び現金同等物の増加額	86,079	△ 718,021	804,100
Ⅵ 現金及び現金同等物の期首残高	868,132	2,731,303	△ 1,863,171
Ⅶ 合併に伴う現金及び現金同等物の増加額	1,075,527	−	1,075,527
Ⅷ 連結子会社の合併に伴う現金及び現金同等物の増加額	2,544	−	2,544
Ⅸ 新規連結に伴う現金及び現金同等物の増加額	96,459	2,219	94,240
Ⅹ 現金及び現金同等物の期末残高	2,128,742	2,015,501	113,241

(注) 1．記載金額は百万円未満を切り捨てて表示しております。
　　 2．前連結会計年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

Ⅴ．セグメント情報

1．事業の種類別セグメント情報

当連結会計年度（自　平成１３年４月１日　　至　平成１４年３月３１日）

（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,698,303	585,108	496,291	3,779,702	－	3,779,702
(2) セグメント間の内部経常収益	264,276	5,262	205,584	475,123	(475,123)	－
計	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
経常費用	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
経常利益	△574,055	24,589	197,277	△352,189	(228,438)	△580,628
Ⅱ 資産	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
減価償却費	79,019	345,405	19,623	444,048	－	444,048
資本的支出	101,295	305,198	25,238	431,732	－	431,732

(注)　1．事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2．各事業の主な内容
(1)銀行業・・・・・・・・・・銀行業
(2)リース業・・・・・・・・リース業
(3)その他事業・・・・・・証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、抵当証券、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

前連結会計年度（自　平成１２年４月１日　　至　平成１３年３月３１日）

株式会社さくら銀行

連結会社は銀行業以外に一部で証券、信託、リース等の事業を営んでおりますが、それらの事業の全セグメントに占める割合が僅少であるため、事業の種類別セグメント情報は記載しておりません。

株式会社住友銀行

（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	1,843,146	516,850	365,998	2,725,995	－	2,725,995
(2) セグメント間の内部経常収益	75,387	4,078	111,435	190,901	(190,901)	－
計	1,918,534	520,929	477,434	2,916,897	(190,901)	2,725,995
経常費用	1,731,682	500,251	314,034	2,545,968	(130,713)	2,415,254
経常利益	186,851	20,677	163,399	370,929	(60,187)	310,741
Ⅱ 資産	66,438,599	1,535,527	4,544,442	72,518,569	(5,125,594)	67,392,974
減価償却費	34,981	317,022	8,748	360,752	－	360,752
資本的支出	64,749	271,022	10,721	346,493	－	346,493

2．所在地別セグメント情報

当連結会計年度（自　平成１３年４月１日　　至　平成１４年３月３１日）　　（金額単位 百万円）

	日　本	米　州	欧　州	アジア・オセアニア	計	消去又は全社	連　結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	2,934,322	418,104	210,831	216,443	3,779,702	－	3,779,702
(2) セグメント間の内部経常収益	276,404	85,450	122,428	76,812	561,096	(　561,096)	－
計	3,210,727	503,554	333,260	293,256	4,340,799	(　561,096)	3,779,702
経常費用	3,895,821	290,884	304,545	240,295	4,731,546	(　371,215)	4,360,330
経常利益	△685,093	212,670	28,714	52,961	△390,746	(　189,881)	△580,628
Ⅱ 資産	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

（注）1．当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2．米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度（自　平成１２年４月１日　　至　平成１３年３月３１日）　　（金額単位 百万円）

	日　本	米　州	欧　州	アジア・オセアニア	計	消去又は全社	連　結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,486,279	519,525	216,216	227,154	4,449,177	－	4,449,177
(2) セグメント間の内部経常収益	228,458	165,411	80,440	78,968	553,281	(　553,281)	－
計	3,714,738	684,938	296,658	306,123	5,002,460	(　553,281)	4,449,177
経常費用	3,362,588	508,916	304,425	270,890	4,446,823	(　492,262)	3,954,560
経常利益	352,149	176,020	△7,767	35,231	555,636	(　61,018)	494,617
Ⅱ 資産	108,034,900	7,373,575	3,855,317	5,221,038	124,484,831	(　5,242,169)	119,242,661

（注）さくら銀行・住友銀行両行の計数を合算して表示しております。

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 [自 平成13年4月1日 至 平成14年3月31日]	845,379	3,779,702	% 22.4
前連結会計年度 [自 平成12年4月1日 至 平成13年3月31日]	962,898	4,449,177	21.6

（注）1．一般企業の海外売上高に代えて、海外経常収益を記載しております。

2．海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

3．前連結会計年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

Ⅵ．生産、受注及び販売の状況

銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

1．当連結会計年度（平成14年３月31日現在）

（注1）連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

（注2）子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当連結会計年度（平成14年３月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	986,563	△15,011

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成14年３月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	157,807	158,223	415	493	77
地方債	23,330	23,089	△240	—	240
社債	—	—	—	—	—
その他	32,980	33,697	717	769	52
合計	214,118	215,011	892	1,262	370

（注）1．時価は、当連結会計年度末日における市場価格等に基づいております。
　　2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当連結会計年度（平成14年３月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	5,364,801	4,855,495	△509,305	192,620	701,926
債券	11,265,202	11,301,661	36,459	58,810	22,351
国債	9,919,406	9,956,064	36,658	41,284	4,626
地方債	468,707	476,721	8,013	9,887	1,873
社債	877,088	868,875	△8,212	7,638	15,851
その他	3,039,987	3,017,326	△22,661	8,610	31,271
合計	19,669,991	19,174,483	△495,507	260,042	755,549

（注）1．連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
　　2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
　　3．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という）しております。当連結会計年度におけるこの減損処理額は114,804百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

(金額単位 百万円)

	当連結会計年度 (自 平成13年4月1日 至 平成14年3月31日)		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	32,067,887	321,317	95,118

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	当連結会計年度 (平成14年3月31日現在)
満期保有目的の債券	
非上場外国証券	13,080
その他	18,246
その他有価証券	
非上場外国証券	349,227
非上場債券	561,512
非上場株式(店頭売買株式を除く)	179,961
その他	109,478

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	当連結会計年度(平成14年3月31日現在)			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債券	2,315,514	7,488,398	1,966,674	273,699
国債	2,179,224	6,340,438	1,324,773	269,435
地方債	25,647	130,937	342,159	1,307
社債	110,643	1,017,022	299,741	2,956
その他	469,356	2,044,658	153,680	517,756
合計	2,784,871	9,533,057	2,120,354	791,456

2．前連結会計年度（平成13年３月31日現在）

（注1）連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。
（注2）さくら銀行・住友銀行両行の計数を合算して表示しております。

(1) 売買目的有価証券

（金額単位　百万円）

	前連結会計年度（平成13年３月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,468,202	957

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	前連結会計年度（平成13年３月31日現在）				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	14,409	14,412	2	2	0
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	18,451	18,367	△83	46	130
合計	32,860	32,780	△80	49	130

（注）1．時価は、前連結会計年度末日における市場価格等に基づいております。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

前連結会計年度においては、その他有価証券のうち時価のあるものについて時価評価を行っておりません。
なお、平成12年大蔵省令第9号附則第3項によるその他有価証券に係る連結貸借対照表計上額等は次のとおりであります。

（金額単位　百万円）

	前連結会計年度（平成13年３月31日現在）				
	連結貸借対照表計上額	時価	差額	うち益	うち損
株式	6,520,471	6,002,746	△517,725	305,917	823,643
債券	16,636,207	16,744,058	107,850	113,651	5,799
国債	15,580,035	15,661,487	81,451	86,457	5,004
地方債	276,821	288,283	11,460	11,464	3
社債	779,349	794,287	14,937	15,728	791
その他	2,298,189	2,406,957	108,768	138,680	29,912
合計	25,454,869	25,153,762	△301,106	558,251	859,357

（注）1．時価は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	前連結会計年度（自　平成12年４月１日　至　平成13年３月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	21,922,703	694,293	83,462

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

(金額単位 百万円)

	前連結会計年度 (平成13年３月31日現在)
満期保有目的の債券	
非上場外国証券	38,257
その他	5,091
その他有価証券	
非上場外国証券	731,769
非上場債券	541,897
非上場株式（店頭売買株式を除く）	229,732
その他	224,483

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

(金額単位 百万円)

	前連結会計年度（平成13年３月31日現在）			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債　券	7,257,659	6,699,668	3,172,322	62,863
国　債	7,048,701	5,860,761	2,626,181	58,800
地方債	25,305	101,358	260,309	563
社　債	183,651	737,549	285,829	3,500
その他	852,076	1,356,669	300,383	499,447
合　計	8,109,736	8,056,337	3,472,706	562,310

(金銭の信託関係)

1.当連結会計年度(平成14年3月31日現在)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	当連結会計年度(平成14年3月31日現在)	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	3,715	—

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

(金額単位 百万円)

	当連結会計年度(平成14年3月31日現在)				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	33,969	30,144	△3,825	135	3,960

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2.前連結会計年度(平成13年3月31日現在)

(1) 運用目的の金銭の信託

(金額単位 百万円)

	前連結会計年度(平成13年3月31日現在)	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	2,467	—

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託(運用目的および満期保有目的以外の金銭の信託)

前連結会計年度においては、その他の金銭の信託のうち時価のあるものについて時価評価を行っておりません。
なお、その他の金銭の信託に係る連結貸借対照表計上額等は次のとおりであります。

(金額単位 百万円)

	前連結会計年度(平成13年3月31日現在)				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
その他の金銭の信託	72,652	69,012	△3,640	811	4,451

(注) 1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。
3. さくら銀行・住友銀行両行の計数を合算して表示しております。

(その他有価証券評価差額金)

1.当連結会計年度(平成14年3月31日現在)

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

(金額単位 百万円)

	当連結会計年度 (平成14年3月31日現在)
評価差額	△499,280
その他有価証券	△495,455
その他の金銭の信託	△3,825
(+) 繰延税金資産	191,016
その他有価証券評価差額金(持分相当額調整前)	△308,264
(△) 少数株主持分相当額	△4,225
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△797
その他有価証券評価差額金	△304,837

(注)評価差額には時価のない外貨建有価証券の為替換算差額を含めております。

2.前連結会計年度(平成13年3月31日現在)

前連結会計年度において、その他有価証券及びその他の金銭の信託について時価評価を行った場合における、その他有価証券評価差額金相当額は次のとおりであります。

(金額単位 百万円)

	前連結会計年度 (平成13年3月31日現在)
差額(時価－連結貸借対照表計上額)	△304,746
その他有価証券	△301,106
その他の金銭の信託	△3,640
(+) 繰延税金資産相当額	119,760
その他有価証券評価差額金相当額(持分相当額調整前)	△184,987
(△) 少数株主持分相当額	△460
(+) 持分法適用会社が所有するその他有価証券に係る評価差額金相当額のうち親会社持分相当額	△29
その他有価証券評価差額金相当額	△184,556

(注)さくら銀行・住友銀行両行の計数を合算して表示しております。

（デリバティブ取引関係）

1．当連結会計年度（平成14年3月31日現在）

(1) 金利関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	8,943,374	542,286	3,429	3,429
	買建	6,928,597	341,900	△ 3,190	△ 3,190
	金利オプション				
	売建	574,331	－	△ 22	△ 22
	買建	701,914	－	48	48
店頭	金利先渡契約				
	売建	9,174,207	580,000	13	13
	買建	3,024,390	780,000	△ 248	△ 248
	金利スワップ	268,046,524	169,004,153	37,188	37,188
	受取固定・支払変動	128,429,893	79,655,118	2,593,978	2,593,978
	受取変動・支払固定	124,541,252	76,679,066	△ 2,548,948	△ 2,548,948
	受取変動・支払変動	14,722,791	12,361,681	△ 5,459	△ 5,459
	スワップション				
	売建	1,118,152	523,065	△ 21,895	△ 21,895
	買建	952,425	592,115	19,321	19,321
	キャップ				
	売建	5,446,040	4,319,041	△ 7,950	△ 7,950
	買建	4,622,975	3,586,333	11,040	11,040
	フロアー				
	売建	400,233	235,877	△ 9,240	△ 9,240
	買建	621,113	325,744	12,622	12,622
	その他				
	売建	14,352	13,852	△ 9,170	△ 9,170
	買建	188,333	62,889	2,390	2,390
	合計			34,335	34,335

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。 なお、この未実現損益は490百万円（利益）であります。

2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	15,732,720	8,809,028	△ 46,698	△ 46,698
	為替予約	1,319,768	336,625	△ 2,439	△ 2,439
	通貨オプション				
	売建	11,641	2,362	△ 877	△ 877
	買建	10,956	4,209	931	931
	その他				
	売建	293,341	293,341	△ 3,163	△ 3,163
	買建	457,727	457,727	6,145	6,145
	合計			△ 46,102	△ 46,102

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3．の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は715百万円(利益)であります。

2．時価の算定
割引現在価値等により算定しております。

3．先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。
引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年3月31日現在）
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	42,123,544
	通貨オプション	
	売建	3,161,699
	買建	3,736,356

(3)株式関連取引

（金額単位　百万円）

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物				
	売建	55	—	0	0
	買建	211	—	0	0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等ｽﾜｯﾌﾟ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	11,664	—	25	25
	その他				
	売建	98,375	21,566	△ 4,531	△ 4,531
	買建	69,016	—	796	796
	合計			△ 3,709	△ 3,709

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

(4)債券関連取引

(金額単位　百万円)

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	13,300	－	△ 78	△ 78
	買建	13,300	－	90	90
	債券先物オプション				
	売建	－	－	－	－
	買建	5,000	－	11	11
店頭	債券店頭オプション				
	売建	23,064	17,384	△ 11	△ 11
	買建	28,155	4,953	0	0
	合計			11	11

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5)商品関連取引

(金額単位　百万円)

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ				
	固定価格受取・変動価格支払	1,918	1,796	504	504
	変動価格受取・固定価格支払	1,918	1,796	△ 361	△ 361
	商品オプション				
	売建	5,026	4,469	△ 1,070	△ 1,070
	買建	5,026	4,469	1,107	1,107
	合計			180	180

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．商品はオイルに係るものであります。

(6)クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	当連結会計年度（平成14年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	ｸﾚｼﾞｯﾄ・ﾃﾞﾌｫﾙﾄ・ｵﾌﾟｼｮﾝ				
	売建	51,166	43,807	△ 774	△ 774
	買建	49,684	37,903	1,428	1,428
	その他				
	売建	16,354	14,514	△ 2,584	△ 2,584
	買建	223,044	80,496	14,895	14,895
	合計			12,965	12,965

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

2. 前連結会計年度(平成13年3月31日現在)

(注) さくら銀行・住友銀行両行の計数を合算して表示しております。

(1) 金利関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	1,161,100	17,858	△ 868	△ 868
	買建	5,960,228	485,657	11,142	11,142
	金利オプション				
	売建	2,278,661	—	△ 835	645
	買建	732,009	—	525	264
店頭	金利先渡契約				
	売建	7,924,231	10,000	△ 305	△ 305
	買建	3,407,144	—	△ 748	△ 748
	金利スワップ	221,582,144	134,555,715	△ 105,025	△ 105,025
	受取固定・支払変動	108,177,568	65,259,340	2,329,758	2,329,758
	受取変動・支払固定	105,439,833	64,638,603	△ 2,418,255	△ 2,418,255
	受取変動・支払変動	7,325,660	4,129,367	△ 19,168	△ 19,168
	その他				
	売建	7,059,896	5,732,536	△ 42,559	△ 25,693
	買建	5,303,770	4,291,764	44,741	35,874
	合計			△ 93,933	△ 84,714

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は2,848百万円（利益）であります。

2．時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

3．店頭取引中のその他はキャップ、フロアー、スワップション取引等であります。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	14,883,848	7,977,865	△ 67,799	△ 67,799
	為替予約	787,136	187,702	△ 13,451	△ 13,451
	通貨オプション				
	売建	19,804	6,453	△ 1,583	△ 1,583
	買建	22,702	5,554	1,466	1,466
	合計			△ 81,368	△ 81,368

(注) 1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引及び下記注3．の取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は650百万円(利益)であります。

2．時価の算定
割引現在価値等により算定しております。

3．「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、期間損益計算を行っている通貨スワップ取引については、上記記載から除いております。

期間損益計算を行っている通貨スワップ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

種　　類	前連結会計年度（平成13年3月31日現在）		
	契約額等	時価	評価損益
通貨スワップ	1,833,414	△ 69,269	△ 69,269

また、同様に、先物為替予約、通貨オプション等のうち、連結会計年度末日に引直しを行い、その損益を連結損益計算書に計上しているもの、及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建債権債務等が連結手続上消去されたものについては、上記記載から除いております。

引直しを行っている通貨関連のデリバティブ取引の契約額等は、下記のとおりであります。

（金額単位　百万円）

区分	種　　類	前連結会計年度（平成13年3月31日現在）
		契約額等
取引所	通貨先物	
	売建	—
	買建	—
	通貨オプション	
	売建	—
	買建	—
店頭	為替予約	58,124,028
	通貨オプション	
	売建	2,571,941
	買建	2,295,924

(3)株式関連取引

（金額単位　百万円）

区分	種　　類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	3,039	—	137	137
	買建	—	—	—	—
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	—	—	—	—
	買建	—	—	—	—
	有価証券店頭指数等ｽﾜｯﾌﾟ	45,202	16,039	△ 805	△ 805
	その他				
	売建	79,457	61,219	10,685	10,685
	買建	34,947	—	△ 1,072	△ 1,072
	合　　計			8,944	8,944

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2．時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算出しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	2,188	2,000	2	2
	買建	23,066	―	112	112
	債券先物オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	債券店頭オプション				
	売建	21,981	19,850	0	0
	買建	25,457	18,562	0	0
	合計			114	114

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	商品オプション				
	売建	2,707	2,707	56	56
	買建	2,707	2,707	△ 4	△ 4
	合計			51	51

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	前連結会計年度（平成13年3月31日現在）			
		契約額等	うち1年超	時価	評価損益
店頭	ｸﾚｼﾞｯﾄ・ﾃﾞﾌｫﾙﾄ・ｵﾌﾟｼｮﾝ				
	売建	42,389	33,782	△ 366	△ 366
	買建	55,966	43,746	465	465
	その他				
	売建	32,816	14,500	△ 8,280	△ 8,280
	買建	63,089	58,978	7,340	7,340
	合計			△ 840	△ 840

（注）1．上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3．「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（関連当事者との取引）

当連結会計年度（自　平成13年4月1日　　至　平成14年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

前連結会計年度（自　平成12年4月1日　　至　平成13年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

以　　上

平成14年 3月期　個別財務諸表の概要

平成14年 5月24日

上場会社名　株式会社　三井住友銀行　　上場取引所　東証・大証・名証・札証
コード番号　8318　　本社所在都道府県　東京都
(URL　http://www.smbc.co.jp)
問合せ先　責任者役職名　財務企画部副部長
氏名　梅山　勉　　TEL　(03)3501-1111
決算取締役会開催日　平成14年5月24日　　中間配当制度の有無　有
定時株主総会開催日　平成14年6月27日　　単元株制度採用の有無　有（1単元 1,000株）

1．平成14年3月期の業績（平成13年4月1日～平成14年3月31日）

(1) 経営成績　　(注) 平成13年3月期は、原則としてさくら銀行・住友銀行両行の計数を合算して表示しております。また、記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成14年3月期	2,791,405	(△ 15.1)	△ 522,106	(—)	△ 322,852	(—)
平成13年3月期	3,289,556	(△ 20.0)	359,167	(6.8)	137,835	(30.1)

		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	経常収支率	預金残高
		円 銭	円 銭	%	%	百万円
平成14年3月期		△ 59 20	—	△ 15.5	118.7	61,051,813
平成13年3月期	さくら銀行	17 28	17 25	4.9	86.8	59,041,313
	住友銀行	16 59	16 25	3.7	90.9	

(注)① 期中平均株式数　平成14年3月期　5,699,043,601 株
平成13年3月期　(さくら銀行) 4,117,698,482 株　(住友銀行)　3,141,062,101 株
② 会計処理の方法の変更　無
③ 経常収支率＝経常費用／経常収益×100
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照下さい。）

		1株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
		円 銭	円 銭	円 銭	百万円	%	%
平成14年3月期		4 00	0 00	4 00	22,835	—	1.2
平成13年3月期	さくら銀行	6 00	3 00	3 00	24,707	34.7	1.7
	住友銀行	6 00	3 00	3 00	18,846	36.2	1.3

(注)　平成13年3月期のさくら銀行の配当につきましては、合併交付金（平成12年10月1日から平成13年3月31日にいたる間の1株当たり配当金相当額）を期末配当とみなして算出しております。

(3) 財政状態

	総資産	株主資本	株主資本比率		1株当たり株主資本		単体自己資本比率（国際統一基準）
	百万円	百万円	%		円 銭		%
平成14年3月期	102,082,581	3,196,492	3.1		332 02	［速報値］	11.50
平成13年3月期	113,727,498	4,199,937	3.7	さくら銀行	358 44	さくら銀行	11.91
				住友銀行	451 35	住友銀行	11.80

(注)① 期末発行済株式数　平成14年3月期　5,708,989,836 株
平成13年3月期　(さくら銀行) 4,118,077,946 株　(住友銀行)　3,141,062,101 株
② 期末自己株式数　平成14年3月期　434,559 株

2．平成15年3月期の業績予想（平成14年4月1日～平成15年3月31日）

	経常収益	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	1,200,000	110,000	40,000	0 00	—	—
通期	2,400,000	230,000	80,000	—	4 00	4 00

(参考) 1株当たり予想当期純利益(通期)　11 円　47 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

「期中平均株式数」

三井住友銀行	平成14年3月期
普通株式	5,699,043,601 株
第1回第一種優先株式	67,000,000 株
第2回第一種優先株式	100,000,000 株
第五種優先株式	800,000,000 株
第六種優先株式	1,073,750 株

さくら銀行	平成13年3月期
普通株式	4,117,698,482 株
第二回優先株式	2,671,767 株
第三回優先株式（第二種）	800,000,000 株

住友銀行	平成13年3月期
普通株式	3,141,062,101 株
第1回第一種優先株式	67,000,000 株
第2回第一種優先株式	100,000,000 株

「期末発行済株式数」

三井住友銀行	平成14年3月期
普通株式	5,708,989,836 株
第1回第一種優先株式	67,000,000 株
第2回第一種優先株式	100,000,000 株
第五種優先株式	800,000,000 株

さくら銀行	平成13年3月期
普通株式	4,118,077,946 株
第二回優先株式	2,577,000 株
第三回優先株式（第二種）	800,000,000 株

住友銀行	平成13年3月期
普通株式	3,141,062,101 株
第1回第一種優先株式	67,000,000 株
第2回第一種優先株式	100,000,000 株

(注)当期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	資本組入額
・合併による増加	普通株式	2,470,846,767株	523,851百万円
	第五種優先株式	800,000,000株	
	第六種優先株式	2,577,000株	
・転換社債の転換	普通株式	91,324,178株	50,045百万円
・第六種優先株式の普通株式への転換	普通株式	6,191,349株	－ 百万円
	第六種優先株式	△2,577,000株	－ 百万円

「１株当たり年間配当金」及び「配当金総額（年間）」

三井住友銀行（平成14年3月期）	1株当たり年間配当金						配当金総額（年間）
			中間		期末		
	円	銭	円	銭	円	銭	百万円
普通株式	4	00	0	00	4	00	22,835
第1回第一種優先株式	10	50	0	00	10	50	703
第2回第一種優先株式	28	50	0	00	28	50	2,850
第五種優先株式	13	70	0	00	13	70	10,960

さくら銀行（平成13年3月期）	1株当たり年間配当金						配当金総額（年間）	
			中間		期末			
	円	銭	円	銭	円	銭	百万円	
普通株式	6	00	3	00	3	00	24,707	(注1)
第二回優先株式	15	00	7	50	7	50	39	(注2)
第三回優先株式（第二種）	13	70	6	85	6	85	10,960	(注3)

(注1) 普通株式合併交付金３円を、平成13年３月期の期末配当金とみなして算出しております。
(注2) 優先株式合併交付金７円50銭を、平成13年３月期の期末配当金とみなして算出しております。
(注3) 優先株式合併交付金６円85銭を、平成13年３月期の期末配当金とみなして算出しております。

住友銀行（平成13年3月期）	1株当たり年間配当金						配当金総額（年間）
			中間		期末		
	円	銭	円	銭	円	銭	百万円
普通株式	6	00	3	00	3	00	18,846
第1回第一種優先株式	10	50	5	25	5	25	703
第2回第一種優先株式	28	50	14	25	14	25	2,850

（平成15年3月期の業績予想）

「1株当たり年間配当金」

三井住友銀行（平成15年3月期）	1株当たり年間配当金		中間		期末	
	円	銭	円	銭	円	銭
普通株式	4	00	0	00	4	00
第1回第一種優先株式	10	50	0	00	10	50
第2回第一種優先株式	28	50	0	00	28	50
第五種優先株式	13	70	0	00	13	70

1．「平成14年3月期の業績」指標算式

○　1株当たり当期純利益

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\text{期中平均普通株式数 ＊}}$$

○　株主資本当期純利益率

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\{(\text{期首株主資本-期首発行済優先株式数×発行価額}) + (\text{期末株主資本-期末発行済優先株式数×発行価額})\} \div 2} \times 100$$

○　配当性向

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益} - \text{優先株式配当金総額}} \times 100$$

○　株主資本配当率

$$\frac{\text{普通株式配当金総額}}{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}} \times 100$$

○　1株当たり株主資本

$$\frac{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}}{\text{期末発行済普通株式数 ＊}}$$

2．「平成15年3月期の業績予想」指標算式

○　1株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{期末発行済普通株式数 ＊}}$$

＊：当期より、自己株式を除いて算出しております。

第1期末（平成14年3月31日現在）貸借対照表

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,458,430	預金	61,051,813
現金	1,271,992	当座預金	4,598,808
預け金	4,186,438	普通預金	23,915,577
コールローン	620,406	貯蓄預金	1,314,621
買現先勘定	432,730	通知預金	6,241,545
買入金銭債権	146,650	定期預金	20,932,561
特定取引資産	2,705,648	定期積金	0
商品有価証券	9,827	その他の預金	4,048,698
商品有価証券派生商品	91	譲渡性預金	6,577,539
特定取引有価証券派生商品	12	コールマネー	3,883,991
特定金融派生商品	1,831,961	売現先勘定	1,100,446
その他の特定取引資産	863,755	売渡手形	6,868,800
金銭の信託	33,858	コマーシャル・ペーパー	1,001,000
有価証券	20,442,996	特定取引負債	1,797,086
国債	9,599,109	商品有価証券派生商品	79
地方債	429,412	特定取引有価証券派生商品	0
社債	1,183,562	特定金融派生商品	1,797,006
株式	5,595,410	借用金	3,406,286
その他の証券	3,635,501	再割引手形	58,784
貸出金	59,928,368	借入金	3,347,501
割引手形	857,827	外国為替	300,162
手形貸付	7,897,569	外国他店預り	192,766
証書貸付	39,435,408	外国他店借	56,057
当座貸越	11,737,562	売渡外国為替	27,822
外国為替	779,142	未払外国為替	23,514
外国他店預け	48,491	社債	2,133,754
外国他店貸	131,166	転換社債	1,106
買入外国為替	358,880	その他負債	4,962,176
取立外国為替	240,604	未決済為替借	7,886
その他資産	5,344,106	未払法人税等	31,874
未決済為替貸	29,087	未払費用	166,950
前払費用	5,650	前受収益	37,055
未収収益	362,359	従業員預り金	46,253
先物取引差入証拠金	20,653	先物取引受入証拠金	860
先物取引差金勘定	155	先物取引差金勘定	795
保管有価証券等	825	金融派生商品	887,205
金融派生商品	1,396,901	繰延ヘッジ利益	92,987
社債発行差金	220	債券貸付取引担保金	3,162,009
債券借入取引担保金	3,020,519	その他の負債	528,297
その他の資産	507,732	賞与引当金	11,342
動産不動産	890,981	退職給付引当金	116,854
土地建物動産	788,197	債権売却損失引当金	80,576
建設仮払金	2,606	特別法上の引当金	18
保証金権利金	100,177	金融先物取引責任準備金	18
繰延税金資産	1,741,114	再評価に係る繰延税金負債	63,137
支払承諾見返	5,529,996	支払承諾	5,529,996
貸倒引当金	△1,971,849	負債の部合計	98,886,088
		（資本の部）	
		資本金	1,326,746
		法定準備金	1,326,758
		資本準備金	1,326,758
		再評価差額金	100,346
		剰余金	740,874
		任意積立金	221,560
		海外投資等損失準備金	58
		行員退職積立金	1,656
		別途準備金	219,845
		当期未処分利益	161,699
		当期損失	322,852
		その他の剰余金	357,614
		資本準備金減少差益	357,614
		評価差額金	△297,950
		自己株式	△283
		資本の部合計	3,196,492
資産の部合計	102,082,581	負債及び資本の部合計	102,082,581

注 1.　記載金額は百万円未満を切り捨てて表示しております。
2.　金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下「特定取引目的」）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。
　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。
3.　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については期末日前1カ月の市場価格の平均等、それ以外については期末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、全部資本直入法により処理しております。
4.　金銭の信託において信託財産を構成している有価証券の評価は、上記2．及び3．と同じ方法により行っております。
5.　デリバティブ取引（特定取引目的の取引を除く）の評価は、時価法により行っております。
6.　動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
　建　物　7年～50年
　動　産　3年～20年
7.　自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。
8.　新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。
9.　外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として決算日の為替相場による円換算額を付しております。
　なお、従来、「銀行業において『新外為経理基準』を継続適用した場合の当面の監査上の取扱い」（日本公認会計士協会平成12年4月10日）に基づき、「新外為経理基準」を適用しておりましたが、当期から、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第20号）が適用される処理を除き、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））を適用しております。
　資金関連スワップ取引については、日本公認会計士協会業種別監査委員会報告第20号に基づき、債権元本相当額及び債務元本相当額の決算日の為替相場による正味の円換算額を貸借対照表に計上し、異種通貨間の金利差を反映した直先差金は直物外国為替取引の決済日の属する期から先物外国為替取引の決済日の属する期までの期間にわたり発生主義により損益計算書に計上するとともに、決算日の未収収益又は未払費用を計上しております。
　なお、資金関連スワップ取引とは、異なる通貨での資金調達・運用を動機として行われ、当該資金の調達又は運用に係る元本相当額を直物買為替又は直物売為替とし、当該元本相当額に将来支払うべき又は支払を受けるべき金額・期日の確定している外貨相当額を含めて先物買為替又は先物売為替とした為替スワップ取引であります。
10.　貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
　破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定（租税特別措置法第55条の2の海外投資等損失準備金を含む）として計上しております。
　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,405,069百万円であります。
11.　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。なお、従業員賞与の未払計上額については、従来、「未払費用」に計上しておりましたが、「未払従業員賞与の財務諸表における表示科目について」（日本公認会計士協会リサーチ・センター審理情報No.15）により、当期から「賞与引当金」として表示しております。この変更により、「未払費用」が11,342百万円減少し、「賞与引当金」が同額増加しております。
12.　退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
　過去勤務債務　その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理
　数理計算上の差異　各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌期から損益処理
　なお、会計基準変更時差異については、5年による按分額を費用処理しております。
13.　債権売却損失引当金は、株式会社共同債権買取機構に売却した不動産担保付債権の担保価値を勘案し、将来発生する可能性のある損失を見積もり、必要と認められる額を計上しております。なお、この引当金は商法第287条ノ2に規定する引当金であります。

14. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
15. ヘッジ会計の方法として、「リスク調整アプローチ」を適用しております。これは、デリバティブ取引を用いて貸出金、預金等の多数の金融資産及び負債から生じる金利リスクを総体で管理するマクロヘッジの一手法であり、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第 15 号)に定められた要件を満たす方法であります。ヘッジ有効性の評価は、許容リスク量の範囲内にリスク調整手段となるデリバティブ取引のリスク量が収まっており、ヘッジ対象の金利リスクが減殺されているかどうかを四半期毎に検証することにより評価しております。また、会計処理方法としては、繰延ヘッジ会計を適用しております。
    また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、「銀行業における外貨建取引等の会計処理に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第 20 号)に基づき、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件として、繰延ヘッジ又は時価ヘッジを適用しております。
    なお、リスク管理方針との整合性を考慮し、一部のヘッジ目的のデリバティブ取引については、「金利スワップの特例処理」等を適用しております。
16. 消費税及び地方消費税の会計処理は、税抜方式によっております。
17. 特別法上の引当金は、次のとおり計上しております。
    金融先物取引責任準備金 18 百万円 金融先物取引法第 82 条の規定に基づく準備金であります。
18. 子会社の株式及び出資総額 638,477 百万円
19. 子会社に対する金銭債権総額 507,461 百万円
20. 子会社に対する金銭債務総額 2,475,880 百万円
21. 動産不動産の減価償却累計額 522,831 百万円
22. 動産不動産の圧縮記帳額 76,321 百万円
23. 貸借対照表に計上した動産不動産のほか、電子計算機の一部については、リース契約により使用しております。
24. 貸出金のうち、破綻先債権額は 195,653 百万円、延滞債権額は 3,184,459 百万円であります。
    なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和 40 年政令第 97 号)第 96 条第 1 項第 3 号のイからホまでに掲げる事由又は同項第 4 号に規定する事由が生じている貸出金であります。
    また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
25. 貸出金のうち、3カ月以上延滞債権額は 92,324 百万円であります。
    なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
26. 貸出金のうち、貸出条件緩和債権額は 2,344,016 百万円であります。
    なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。
27. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は 5,816,452 百万円であります。
    なお、24. から 27. に掲げた債権額は、貸倒引当金控除前の金額であります。
28. 手形割引により取得した銀行引受手形、商業手形、荷付為替手形等の額面金額は、1,216,707 百万円であります。
29. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	45,623 百万円
特定取引資産	621,047 百万円
有価証券	8,926,055 百万円
貸出金	3,239,033 百万円
担保資産に対応する債務	
コールマネー	1,505,000 百万円
売現先勘定	1,100,446 百万円
売渡手形	6,868,800 百万円
借用金	98,128 百万円
債券貸付取引担保金	2,504,332 百万円
支払承諾	45,571 百万円

    上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金 101,669 百万円、特定取引資産 296 百万円、有価証券 2,764,145 百万円及び貸出金 58,095 百万円を差し入れております。
30. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ利益として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は 1,057,953 百万円、繰延ヘッジ利益の総額は 1,150,941 百万円であります。
31. 土地の再評価に関する法律(平成 10 年 3 月 31 日公布法律第 34 号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「再評価差額金」として資本の部に計上しております。
    再評価を行った年月日 平成 10 年 3 月 31 日
    同法律第 3 条第 3 項に定める再評価の方法 土地の再評価に関する法律施行令(平成 10 年 3 月 31 日公布政令第 119 号)第 2 条第 3 号に定める固定資産税評価額、同条第 4 号に定める路線価及び同条第 5 号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買

事例による補正等、合理的な調整を行って算出

同法律第 10 条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より 90,526 百万円下回っております。

また、土地の再評価に関する法律及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、エスエムビーシー資産管理サービス株式会社との合併により引継いだ事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」から控除し、当該評価差額から当該税金相当額を控除した金額を「再評価差額金」から控除しております。

再評価を行った年月日　平成14年3月31日

当該事業用土地の再評価前の帳簿価額　248,659百万円

当該事業用土地の再評価後の帳簿価額　169,520百万円

同法律第3条第3項に定める再評価の方法　土地の再評価に関する法律施行令第2条第3号に定める固定資産税評価額及び同条第4号に定める路線価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

32. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金 3,050,790 百万円が含まれております。

33. 社債には、劣後特約付社債 625,854 百万円が含まれております。

34. 旧商法第 280 条ノ 19 第1項に規定する、取締役及び使用人に付与している新株引受権(商法等の一部を改正する法律(平成 13 年 11 月 28 日法律第 128 号)附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権)の内容は次のとおりであります。

平成 10 年7月 31 日をもって権利を付与した新株引受権

対象となる株式の種類　普通株式

対象となる株式の総数　296,000 株

新株の発行価額(行使価額)　1株につき 1,432 円

平成 11 年7月 30 日をもって権利を付与した新株引受権

対象となる株式の種類　普通株式

対象となる株式の総数　393,000 株

新株の発行価額(行使価額)　1株につき 1,628 円

平成 12 年7月 31 日をもって権利を付与した新株引受権

対象となる株式の種類　普通株式

対象となる株式の総数　353,000 株

新株の発行価額(行使価額)　1株につき 1,361 円

平成 13 年7月 31 日をもって権利を付与した新株引受権

対象となる株式の種類　普通株式

対象となる株式の総数　1,149,000 株

新株の発行価額(行使価額)　1株につき 1,035 円

株式会社さくら銀行から承継した旧商法第 280 条ノ 19 第1項に規定する、取締役及び使用人に付与している新株引受権(商法等の一部を改正する法律(平成 13 年 11 月 28 日法律第 128 号)附則第6条の規定に基づき、この法律の施行後もなお従前の例によることとされている新株の引受権)の内容は次のとおりであります。

平成 11 年8月 23 日をもって権利を付与した新株引受権

対象となる株式の種類　普通株式

対象となる株式の総数　167,400 株

新株の発行価額(行使価額)　1株につき 1,124 円

平成 12 年7月 25 日をもって権利を付与した新株引受権

対象となる株式の種類　普通株式

対象となる株式の総数　174,600 株

新株の発行価額(行使価額)　1株につき 1,287 円

35. 1株当たりの当期損失　59 円 20 銭

36. 有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「商品有価証券」、「その他の特定取引資産」中の譲渡性預け金及びコマーシャル・ペーパー、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権が含まれております。以下 39. まで同様であります。

売買目的有価証券

貸借対照表計上額	873,583 百万円
当期の損益に含まれた評価差額	265

満期保有目的の債券で時価のあるもの

	貸借対照表計上額	時価	差額	うち益	うち損
国債	100,968 百万円	101,400 百万円	431 百万円	431 百万円	－百万円
その他	26,992	27,708	715	734	19
合計	127,961	129,108	1,146	1,165	19

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	貸借対照表計上額	時価	差額
子会社・子法人等株式	104,003 百万円	101,413 百万円	△2,589 百万円
関連法人等株式	8,485	10,974	2,488
合計	112,488	112,387	△101

その他有価証券で時価のあるもの

	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	5,234,755 百万円	4,733,857 百万円	△500,897 百万円	180,943 百万円	681,841 百万円
債券	10,517,923	10,555,706	37,783	55,597	17,814
国債	9,463,294	9,498,141	34,847	39,207	4,360
地方債	421,315	429,412	8,097	9,764	1,667
社債	633,314	628,153	△5,161	6,625	11,786
その他	2,775,933	2,757,392	△18,540	7,696	26,236
目的区分変更	－	－	61	61	－
合計	18,528,611	18,046,957	△481,593	244,299	725,892

上記の評価差額に繰延税金資産 185,991 百万円を加えた額△295,601 百万円が、「評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下「減損処理」という）しております。当期におけるこの減損処理額は 97,140 百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて 30%以上下落
正常先	時価が取得原価に比べて 50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

37. 当期中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
31,513,898 百万円	174,190 百万円	90,314 百万円

38. 時価のない有価証券のうち、主なものの内容と貸借対照表計上額は、次のとおりであります。

内　容	貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,384 百万円
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	894,584
関連法人等株式	177,502
その他	16,507
その他有価証券	
非上場債券	555,408
非上場外国証券	347,494
非上場株式（店頭売買株式を除く）	143,314
その他	112,358

39. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,268,355 百万円	6,927,429 百万円	1,813,599 百万円	202,700 百万円
国債	2,155,760	6,006,279	1,236,840	200,230
地方債	25,433	110,409	292,998	570
社債	87,161	810,740	283,760	1,900
その他	311,056	1,948,876	126,360	510,543
合計	2,579,411	8,876,305	1,939,960	713,243

40. 金銭の信託の保有目的別の内訳は次のとおりであります。

運用目的の金銭の信託

貸借対照表計上額	3,715百万円
当期の損益に含まれた評価差額	－

その他の金銭の信託

取得原価	33,968百万円
貸借対照表計上額	30,142
評価差額	△3,825
うち益	135
うち損	3,960

なお、上記の評価差額に繰延税金資産1,477百万円を加えた額△2,348百万円が「評価差額金」に含まれております。

41. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「国債」に999百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「国債」に827百万円含まれております。

無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は3,193,191百万円、当期末に当該処分をせずに所有しているものは507,010百万円であります。また、使用貸借又は賃貸借契約により受け入れている有価証券については、担保の差入等を行なうことがあります。

なお、無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券及び現金担保付債券貸借取引により受け入れている有価証券については、従来、「保管有価証券等」と「借入商品債券」または「借入有価証券」にそれぞれ両建て計上しておりましたが、金融商品に係る会計基準の改正により、資産及び負債にそれぞれ計上しない取扱いに変更しております。この結果、従来の方法によった場合に比べ、「保管有価証券等」、「借入商品債券」及び「借入有価証券」は、それぞれ3,098,200百万円、164,100百万円及び2,934,100百万円減少しております。

42. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、23,565,257百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが21,097,495百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全、その他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

43. 当期末における退職給付引当金並びに同引当金と相殺されている退職給付信託における年金資産(未認識数理計算上の差異を除く)は、それぞれ以下のとおりであります。

	退職一時金	厚生年金基金	合計
退職給付引当金 (退職給付信託の年金資産控除前)	△117,936百万円	△151,545百万円	△269,481百万円
退職給付信託の年金資産 (未認識数理計算上の差異を除く)	94,611	58,015	152,627
退職給付引当金 (退職給付信託の年金資産控除後)	△23,324	△93,530	△116,854

当期末の退職給付債務等は以下のとおりであります。

退職給付債務	△1,070,564百万円
年金資産(時価)	730,307
未積立退職給付債務	△340,256
会計基準変更時差異の未処理額	60,502
未認識数理計算上の差異	221,954
未認識過去勤務債務(債務の減額)	△59,055
貸借対照表計上額の純額	△116,854

44. 商法第289条第2項及び銀行法第18条第2項の規定に基づき、当期中に法定準備金を減少しております。これに伴い、資本準備金は357,614百万円、利益準備金は241,421百万円減少し、その他の剰余金中の「資本準備金減少差益」は357,614百万円、当期未処分利益は241,421百万円増加しております。

45. 自己株式は、従来、「株式」に含めて計上しておりましたが、銀行法施行規則別紙様式が「銀行法施行規則の一部を改正する内閣府令」(平成14年4月19日付内閣府令第36号)により改正されたことに伴い、当期より資本の部の末尾に「自己株式」を設けて資本から控除する方法により表示しております。この変更により、従来の方法によった場合に比べ、資産の部は283百万円、資本の部は283百万円それぞれ減少しております。

46. 金融商品に係る会計基準の適用に伴い、当期からその他有価証券及びその他の金銭の信託を時価評価することにより生じる評価差額に税効果を勘案した額を「評価差額金」として計上しております。この結果、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「買入金銭債権」中の貸付債権信託受益権並びに「金銭の信託」が合計で485,418百万円減少し、「評価差額金」が△297,950百万円計上されております。

47. 東京都に係る事業税の課税標準については、「東京都における銀行業等に対する事業税の課税標準等の特例に関する条例」(平成12年4月1日東京都条例第145号)(以下、「都条例」という)が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成12年10月18日、当行は、東京都及び東京都知事を被告として、都条例の無効確認等を求めて東京地方裁判所に提訴し、平成14年3月26日、東京地方裁判所は、都条例が違法無効であることを理由として、誤納金16,633百万円及び損害賠償金200百万円の請求を認める判決を言い渡しましたが、3月29日、東京都は、判決を不服として、東京高等裁判所に控訴しております。

このように当行は都条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理についても、前期と同様に東京都に係る事業税を都条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では従来の会計処理を継続適用することが適当であ

ると判断されるためであり、都条例を合憲・適法なものと認めたということではありません。都条例施行に伴い、東京都に係る事業税については、前期が 8,100 百万円（株式会社さくら銀行が第 11 期に計上した金額との合計で 16,833 百万円）、当期が 19,862 百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ前期は経常利益が同額減少し、当期は経常損失が同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は 21,694 百万円減少しております。また、都条例施行により、東京都に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は 96,904 百万円減少し、「再評価に係る繰延税金負債」は 3,694 百万円減少しており、これらにより純資産額は 93,209 百万円減少しております。

また、大阪府に係る事業税の課税標準についても、「大阪府における銀行業等に対する事業税の課税標準等の特例に関する条例」（平成 12 年 6 月 9 日大阪府条例第 131 号）（以下、「府条例」という）が施行されたことに伴い、従来の所得から業務粗利益に変更になりました。

平成 14 年 4 月 4 日、当行は、大阪府及び大阪府知事を被告として、府条例の無効確認等を求めて大阪地方裁判所に提訴しました。

このように当行は府条例が違憲・違法であると考え、その旨を訴訟において主張して係争中であり、当期における会計処理については、大阪府に係る事業税を府条例に基づく外形標準課税基準による事業税として処理しているものの、これは現時点では東京都と同様の会計処理を継続適用することが適当であると判断されるためであり、府条例を合憲・適法なものと認めたということではありません。府条例施行に伴い、大阪府に係る事業税については、10,137 百万円を「その他の経常費用」に計上しており、所得が課税標準である場合に比べ経常損失は同額増加しております。また、所得が課税標準である場合に比べ、「法人税、住民税及び事業税」への影響はありません。この損益影響により、純資産額は 5,478 百万円減少しております。また、府条例施行により、大阪府に係る事業税は税効果会計の計算に含まれないこととなるため、所得が課税標準である場合に比べ、「繰延税金資産」は 46,631 百万円減少し、「再評価に係る繰延税金負債」は 1,798 百万円減少しており、これらにより純資産額は 44,833 百万円減少しております。

第1期（平成13年4月1日から 平成14年3月31日まで）損益計算書

（金額単位　百万円）

科目	金額	
経常収益		2,791,405
資金運用収益	2,192,961	
貸出金利息	1,256,848	
有価証券利息配当金	504,732	
コールローン利息	4,432	
買現先利息	1,781	
買入手形利息	27	
預け金利息	185,085	
金利スワップ受入利息	173,443	
その他の受入利息	66,611	
役務取引等収益	239,645	
受入為替手数料	100,509	
その他の役務収益	139,135	
特定取引収益	121,414	
特定金融派生商品収益	120,302	
その他の特定取引収益	1,112	
その他業務収益	150,886	
外国為替売買益	10,439	
国債等債券売却益	124,773	
金融派生商品収益	15,110	
その他の業務収益	562	
その他経常収益	86,498	
株式等売却益	54,196	
金銭の信託運用益	1,810	
その他の経常収益	30,490	
経常費用		3,313,512
資金調達費用	716,677	
預金利息	323,249	
譲渡性預金利息	14,430	
コールマネー利息	8,807	
売現先利息	17,379	
売渡手形利息	1,253	
コマーシャル・ペーパー利息	970	
借用金利息	136,900	
社債利息	31,187	
社債発行差金償却	50	
転換社債利息	97	
その他の支払利息	182,350	
役務取引等費用	74,373	
支払為替手数料	20,634	
その他の役務費用	53,738	
特定取引費用	125	
商品有価証券費用	107	
特定取引有価証券費用	17	
その他業務費用	60,445	
国債等債券売却損	50,522	
国債等債券償還損	1,985	
国債等債券償却	5,704	
社債発行費償却	2,161	
その他の業務費用	71	
営業経費	696,775	
その他経常費用	1,765,115	
貸倒引当金繰入額	1,158,947	
貸出金償却	283,895	
債権売却損失引当金繰入額	37,034	
株式等売却損	54,300	
株式等償却	130,585	
金銭の信託運用損	1,867	
その他の経常費用	98,485	
経常損失		522,106
特別利益		26,783
動産不動産処分益	4,360	
償却債権取立益	258	
その他の特別利益	22,164	
特別損失		41,314
動産不動産処分損	18,562	
その他の特別損失	22,752	
税引前当期損失		536,637
法人税、住民税及び事業税		32,737
法人税等調整額		△246,522
当期損失		322,852
前期繰越利益		68,994
合併による未処分利益受入額		114,169
再評価差額金取崩額		59,967
利益準備金取崩額		241,421
当期未処分利益		161,699

注 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 子会社との取引による収益総額　257,748 百万円
子会社との取引による費用総額　197,053 百万円
3. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。
4. 「その他の経常収益」には、退職給付信託に係る信託設定益 7,715 百万円を含んでおります。
5. 「その他の特別利益」は、子会社清算に伴う配当であります。
6. 「その他の特別損失」は、退職給付会計導入に伴う会計基準変更時差異の費用処理額20,167百万円、ソフトウェア等の除却損2,584百万円であります。

第１期利益処分計算書案

（金額単位　円）

科　　　　　　目	金　　　　　額
当　期　未　処　分　利　益	161,699,569,643
任　意　積　立　金　取　崩　額	12,145,600
海外投資等損失準備金取崩額	12,145,600
計	161,711,715,243
利　益　処　分　額	37,349,565,924
第１回第一種優先株式配当金 （１株につき10円50銭）	703,500,000
第２回第一種優先株式配当金 （１株につき28円50銭）	2,850,000,000
第五種優先株式配当金 （１株につき13円70銭）	10,960,000,000
普通株式配当金 （１株につき４円）	22,835,959,344
任　意　積　立　金	106,580
海外投資等損失準備金	106,580
次　期　繰　越　利　益	124,362,149,319

(三井住友銀行)

比較貸借対照表（主要内訳）

（金額単位　百万円）

科目	平成13年度末	平成12年度末	比較
（資産の部）			
現金預け金	5,458,430	7,269,030	△1,810,600
コールローン	620,406	211,968	408,438
買現先勘定	432,730	2,597,816	△2,165,086
買入金銭債権	146,650	80,459	66,191
特定取引資産	2,705,648	2,408,485	297,163
金銭の信託	33,858	75,120	△41,262
有価証券	20,442,996	27,059,978	△6,616,982
貸出金	59,928,368	61,747,880	△1,819,512
外国為替	779,142	723,498	55,644
その他資産	5,344,106	4,409,648	934,458
動産不動産	890,981	871,749	19,232
繰延税金資産	1,741,114	1,074,671	666,443
支払承諾見返	5,529,996	6,293,027	△763,031
貸倒引当金	△1,971,849	△1,095,841	△876,008
資産の部合計	102,082,581	113,727,498	△11,644,917
（負債の部）			
預金	61,051,813	59,041,313	2,010,500
譲渡性預金	6,577,539	11,688,459	△5,110,920
コールマネー	3,883,991	5,898,509	△2,014,518
売現先勘定	1,100,446	4,857,211	△3,756,765
売渡手形	6,868,800	4,032,500	2,836,300
コマーシャル・ペーパー	1,001,000	1,637,200	△636,200
特定取引負債	1,797,086	1,180,506	616,580
借用金	3,406,286	3,985,126	△578,840
外国為替	300,162	250,712	49,450
社債	2,133,754	1,470,607	663,147
転換社債	1,106	101,106	△100,000
その他負債	4,962,176	8,809,198	△3,847,022
賞与引当金	11,342	-	11,342
退職給付引当金	116,854	14,054	102,800
債権売却損失引当金	80,576	137,972	△57,396
特別法上の引当金	18	17	1
再評価に係る繰延税金負債	63,137	130,030	△66,893
支払承諾	5,529,996	6,293,027	△763,031
負債の部合計	98,886,088	109,527,559	△10,641,471
（資本の部）			
資本金	1,326,746	1,795,554	△468,808
法定準備金	1,326,758	1,781,722	△454,964
再評価差額金	100,346	209,583	△109,237
剰余金	740,874	413,077	327,797
任意積立金	221,560	221,563	△3
当期未処分利益	161,699	191,513	△29,814
当期利益	△322,852	137,835	△460,687
その他の剰余金	357,614	-	357,614
評価差額金	△297,950	-	△297,950
自己株式	△283	-	△283
資本の部合計	3,196,492	4,199,937	△1,003,445
負債及び資本の部合計	102,082,581	113,727,498	△11,644,917

（注）1．記載金額は百万円未満を切り捨てて表示しております。
2．平成12年度末につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

比較損益計算書（主要内訳）

（金額単位　百万円）

科目	平成13年度	平成12年度	比較
経常収益	2,791,405	3,289,556	△498,151
資金運用収益	2,192,961	2,275,679	△82,718
（うち貸出金利息）	(1,256,848)	(1,501,144)	(△244,296)
（うち有価証券利息配当金）	(504,732)	(348,176)	(156,556)
役務取引等収益	239,645	231,780	7,865
特定取引収益	121,414	95,385	26,029
その他業務収益	150,886	73,476	77,410
その他経常収益	86,498	613,233	△526,735
経常費用	3,313,512	2,930,388	383,124
資金調達費用	716,677	1,035,641	△318,964
（うち預金利息）	(323,249)	(601,538)	(△278,289)
役務取引等費用	74,373	81,087	△6,714
特定取引費用	125	-	125
その他業務費用	60,445	57,082	3,363
営業経費	696,775	711,987	△15,212
その他経常費用	1,765,115	1,044,585	720,530
経常利益	△522,106	359,167	△881,273
特別利益	26,783	3,112	23,671
特別損失	41,314	89,169	△47,855
税引前当期利益	△536,637	273,111	△809,748
法人税、住民税及び事業税	32,737	9,526	23,211
法人税等調整額	△246,522	125,747	△372,269
当期利益	△322,852	137,835	△460,687
前期繰越利益	68,994	94,554	△25,560
合併による未処分利益受入額	114,169	-	114,169
再評価差額金取崩額	59,967	11,839	48,128
利益準備金取崩額	241,421	-	241,421
中間配当額	-	29,052	△29,052
利益準備金積立額	-	5,809	△5,809
合併交付金	-	17,853	△17,853
当期未処分利益	161,699	191,513	△29,814

(注) 1. 記載金額は百万円未満を切り捨てて表示しております。

2. 平成12年度につきましては、さくら銀行・住友銀行両行の計数を合算して表示しております。

比較利益処分計算書案

(金額単位　百万円)

科目	平成13年度	平成12年度	比較
当期未処分利益	161,699	82,490	79,209
任意積立金取崩額	12	4	8
海外投資等損失準備金取崩額	12	4	8
計	161,711	82,494	79,217
利益処分額	37,349	13,500	23,849
利益準備金	-	2,300	△2,300
第1回第一種優先株式配当金	703	351	352
第2回第一種優先株式配当金	2,850	1,425	1,425
第五種優先株式配当金	10,960	-	10,960
普通株式配当金	22,835	9,423	13,412
任意積立金	0	0	0
海外投資等損失準備金	0	0	0
次期繰越利益	124,362	68,994	55,368

(注) 1．記載金額は百万円未満を切り捨てて表示しております。

2．さくら銀行は、平成13年4月1日を合併期日として、住友銀行と合併いたしましたが、解散会社であることから、平成12年度の利益処分を実施しておりません。
従いまして、平成12年度は住友銀行のみの計数を記載しております。

Exhibit A1(b)

平成１３年度
決算説明資料

株式会社三井住友銀行

【　目　次　】

ページ

平成１３年度決算の概況

平成12年度は、原則として、さくら銀行・住友銀行両行の計数を合算して表示しております。

平成１３年度決算の概況

１．損益状況

【単体】

（百万円）

		13年度	12年度比	12年度
業務粗利益	1	1,853,515	350,312	1,503,203
（除く国債等債券損益）	2	（1,786,954）	（292,547）	（1,494,407）
国内業務粗利益	3	1,256,373	△ 2,842	1,259,215
（除く国債等債券損益）	4	（1,201,015）	（△ 49,831）	（1,250,846）
資金利益	5	1,079,358	△ 29,839	1,109,197
役務取引等利益	6	122,274	9,279	112,995
特定取引利益	7	1,004	△ 8,175	9,179
その他業務利益	8	53,735	25,894	27,841
（うち国債等債券損益）	9	（55,358）	（46,989）	（8,369）
国際業務粗利益	10	597,141	353,154	243,987
（除く国債等債券損益）	11	（585,939）	（342,379）	（243,560）
資金利益	12	397,154	265,620	131,534
役務取引等利益	13	42,997	5,300	37,697
特定取引利益	14	120,284	34,080	86,204
その他業務利益	15	36,705	48,155	△ 11,450
（うち国債等債券損益）	16	（11,202）	（10,775）	（427）
経費（除く臨時処理分）	17	△ 670,145	29,983	△ 700,128
人件費	18	△ 271,788	22,216	△ 294,004
物件費	19	△ 366,637	3,952	△ 370,589
税金	20	△ 31,719	3,814	△ 35,533
業務純益（一般貸倒引当金繰入前）	21	1,183,369	380,296	803,073
（除く国債等債券損益）	22	（1,116,808）	（322,531）	（794,277）
一般貸倒引当金繰入	23	△ 504,558	△ 693,154	188,596
業務純益	24	678,811	△ 312,859	991,670
うち国債等債券損益	25	66,560	57,766	8,794
臨時損益	26	△1,200,917	△ 568,415	△ 632,502
（貸倒償却引当費用）	27	（△1,543,078）	（△ 723,975）	（△ 819,103）
貸出金償却	28	△ 283,895	457,537	△ 741,432
個別貸倒引当金純繰入額	29	△ 663,184	△ 506,688	△ 156,496
債権売却損失引当金繰入額	30	△ 37,034	15,883	△ 52,917
共同債権買取機構売却損	31	△ 8,363	23,382	△ 31,745
延滞債権売却損等	32	△ 50,589	△ 25,481	△ 25,108
特定海外債権引当勘定繰入額	33	4,546	4,544	2
（一般貸倒引当金繰入）	34	（△ 504,558）	（△ 693,154）	（188,596）
株式等関係損益	35	△ 130,689	△ 442,110	311,421
株式等売却益	36	54,196	△ 442,045	496,241
株式等売却損	37	△ 54,300	12,461	△ 66,761
株式等償却	38	△ 130,585	△ 12,528	△ 118,057
外形標準事業税	39	△ 30,000	△ 13,167	△ 16,833
その他臨時損益	40	△ 1,708	△ 82,317	80,609
経常利益	41	△ 522,106	△ 881,273	359,167
特別損益	42	△ 14,531	71,525	△ 86,056
うち動産不動産処分損益	43	△ 14,201	16,332	△ 30,533
動産不動産処分益	44	4,360	2,255	2,105
動産不動産処分損	45	△ 18,562	14,077	△ 32,639
うち退職給付会計基準変更時差異償却	46	△ 20,167	36,361	△ 56,528
税引前当期利益	47	△ 536,637	△ 809,748	273,111
法人税、住民税及び事業税	48	△ 32,737	△ 23,211	△ 9,526
法人税等調整額	49	246,522	372,269	△ 125,747
うち大阪府外形標準課税導入影響	50	－	32,038	△ 32,038
当期利益	51	△ 322,852	△ 460,687	137,835

(注) 記載金額は百万円未満を切り捨て表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（百万円）

		13年度	12年度比	12年度
連結粗利益	1	2,077,681	239,776	1,837,905
資金利益	2	1,449,783	126,249	1,323,534
役務取引等利益	3	319,532	3,217	316,315
特定取引利益	4	129,432	20,396	109,036
その他業務利益	5	178,932	89,916	89,016
営業経費	6	△ 935,553	5,336	△ 940,889
貸倒償却引当費用	7	△1,703,363	△ 710,454	△ 992,909
貸出金償却	8	△ 391,923	422,500	△ 814,423
個別貸倒引当金繰入額	9	△ 681,457	△ 422,918	△ 258,539
一般貸倒引当金繰入額	10	△ 527,445	△ 736,984	209,539
その他	11	△ 102,537	26,947	△ 129,484
株式等関係損益	12	△ 17,808	△ 486,275	468,467
持分法による投資損益	13	2,964	△ 41,398	44,362
その他	14	△ 4,547	△ 82,228	77,681
経常利益	15	△ 580,628	△1,075,245	494,617
特別損益	16	△ 23,710	65,392	△ 89,102
税金等調整前当期純利益	17	△ 604,338	△1,009,852	405,514
法人税、住民税及び事業税	18	△ 101,860	△ 36,330	△ 65,530
法人税等調整額	19	289,305	487,532	△ 198,227
少数株主利益	20	△ 46,993	△ 37,647	△ 9,346
当期純利益	21	△ 463,887	△ 596,295	132,408

（注）連結粗利益＝（資金運用収益－資金調達費用）＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

（参考）　（億円）

		13年度	12年度比	12年度
連結業務純益	22	9,919	1,587	8,332

（注）連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋連結子会社経常利益（臨時要因調整後）
＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）　（社）

		14年３月末	13年３月末比	13年３月末
連結子会社数	23	144	△ 5	149
持分法適用会社数	24	38	△ 3	41

2．職員一人当たり業務純益・粗利経費率【単体】

（百万円、％）

	13年度	12年度比	12年度
（1）業務純益（一般貸倒引当金繰入前）	1,183,369	380,296	803,073
職員一人当たり（千円）	50,321	19,558	30,763
（2）業務純益	678,811	△ 312,859	991,670
職員一人当たり（千円）	28,865	△ 9,122	37,987
（3）業務純益（一般貸倒繰入前・除く国債等債券損益）	1,116,808	322,531	794,277
職員一人当たり（千円）	47,491	17,065	30,426
粗利経費率	36.2	△ 10.4	46.6

（注）職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
職員一人当たり算出の職員数は、平均人員数。
粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘【単体】

（％）

	13年度	12年度比	12年度
（1）資金運用利回（A）	1.53	△ 0.23	1.76
貸出金利回（C）	1.83	△ 0.16	1.99
有価証券利回	0.90	△ 0.16	1.06
（2）資金調達原価（B）	0.98	△ 0.15	1.13
資金調達利回	0.16	△ 0.11	0.27
預金等利回（D）	0.08	△ 0.10	0.18
外部負債利回	0.27	△ 0.26	0.53
経費率	0.82	△ 0.04	0.86
（3）総資金利鞘（A）－（B）	0.55	△ 0.08	0.63
預貸金利鞘（C）－（D）	1.75	△ 0.06	1.81

4．有価証券関係損益【単体】

（百万円）

	13年度	12年度比	12年度
国債等債券損益	66,560	57,766	8,794
売却益	124,773	87,785	36,988
売却損	△ 50,522	△ 26,755	△ 23,767
償還益	－	△ 54	54
償還損	△ 1,985	653	△ 2,638
償却	△ 5,704	△ 3,863	△ 1,841
株式等関係損益	△ 130,689	△ 442,110	311,421
売却益	54,196	△ 442,045	496,241
売却損	△ 54,300	12,461	△ 66,761
償却	△ 130,585	△ 12,528	△ 118,057

５．有価証券の評価損益

（１）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（２）評価損益

【単体】 （百万円）

	14年３月末				13年４月（合併後）		
	評価損益	13年4月（合併後）比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	1,146	1,206	1,165	△ 19	△ 60	1	△ 61
子会社・関連会社株式	△ 101	2,000	12,740	△ 12,841	△ 2,101	6,249	△ 8,351
その他有価証券	△ 481,654	△ 682,065	244,238	△ 725,892	200,411	505,260	△ 304,849
株式	△ 500,897	△ 594,680	180,943	△ 681,841	93,783	387,839	△ 294,056
債券	37,783	△ 67,182	55,597	△ 17,814	104,965	107,521	△ 2,556
その他	△ 18,540	△ 20,204	7,696	△ 26,236	1,664	9,899	△ 8,236
その他の金銭の信託	△ 3,825	△ 211	135	△ 3,960	△ 3,614	811	△ 4,426
合　計	△ 484,434	△ 679,069	258,279	△ 742,714	194,635	512,324	△ 317,690
株式	△ 500,999	△ 592,680	193,684	△ 694,683	91,681	394,089	△ 302,408
債券	38,214	△ 66,751	56,029	△ 17,814	104,965	107,521	△ 2,556
その他	△ 21,650	△ 19,638	8,566	△ 30,216	△ 2,012	10,713	△ 12,725

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。
2. 平成14年3月末の株式のうち子会社・関連会社株式に該当しないものについては期末前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. 平成13年4月（合併後）の評価損益には、さくら銀行が保有していた評価損のあるその他有価証券を、平成13年3月末時価により受け入れた後の計数を記載しております。
4. 平成14年3月末におけるその他有価証券については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を記載しております。

【連結】 （百万円）

	14年３月末				13年４月（合併後）		
	評価損益	13年4月（合併後）比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	892	972	1,262	△ 370	△ 80	49	△ 130
その他有価証券	△ 495,507	△ 824,657	260,042	△ 755,549	329,150	661,071	△ 331,920
株式	△ 509,305	△ 603,394	192,620	△ 701,926	94,089	408,737	△ 314,648
債券	36,459	△ 73,994	58,810	△ 22,351	110,453	113,651	△ 3,195
その他	△ 22,661	△ 147,266	8,610	△ 31,271	124,605	138,680	△ 14,074
その他の金銭の信託	△ 3,825	△ 211	135	△ 3,960	△ 3,614	811	△ 4,426
合　計	△ 498,440	△ 823,894	261,440	△ 759,881	325,454	661,931	△ 336,478
株式	△ 509,305	△ 603,394	192,620	△ 701,926	94,089	408,737	△ 314,648
債券	36,634	△ 73,822	59,303	△ 22,669	110,456	113,654	△ 3,196
その他	△ 25,769	△ 146,676	9,515	△ 35,284	120,907	139,538	△ 18,630

（注）1. 「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2. 平成14年3月末の株式については主に期末前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. 平成13年4月（合併後）の評価損益には、さくら銀行が保有していた評価損のあるその他有価証券を、平成13年3月末時価により受け入れた後の計数を記載しております。
4. 平成14年3月末におけるその他有価証券については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。

6. デリバティブ取引(ヘッジ会計適用分)の概要【単体】

(億円)

	14年3月末			
	資産 ①	負債 ②	ネット評価損益 ①-②	繰延べている損益 ③
金利スワップ	7,500	2,843	4,657	988
通貨スワップ	4,380	4,141	239	173
その他	357	406	△ 49	△ 231
合計	12,237	7,390	4,847	930

(注)1. デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって貸借対照表価額として計上しております。(上表の①及び②)

2. 損益処理方法については以下の通りです。
- ヘッジ会計の方法として、主にマクロヘッジの一手法である「リスク調整アプローチ」を適用し、繰延ヘッジ会計処理を行っております。
- 繰延ヘッジ会計処理とは、ヘッジ手段であるデリバティブ取引の損益(時価会計)のうち、ヘッジ対象の損益(発生主義会計)に対応しない部分を資産又は負債として繰延べる方法です。
具体的には、デリバティブ取引に係るネット評価損益(上表の①-②)から発生主義会計の場合に計上する経過利息相当額を除いた金額が繰延べている損益(上表の③)となります。
- ヘッジ対象の受払条件を変換することを目的とし、想定元本、利息の受払条件及び契約期間等について一定の要件を満たすスワップ取引については金融商品会計基準に基づく「金利スワップの特例処理」により時価評価せず、従来と同様に発生主義により損益を認識しております。

(補足)金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりです。　(億円)

	14年3月末			
	1年以内	1年超5年以内	5年超	合計
うち受取固定・支払変動	269,898	238,946	27,543	536,387
うち受取変動・支払固定	157,862	95,303	28,014	281,179
うち受取変動・支払変動	1,335	6,515	2,451	10,301
金利スワップ想定元本合計	429,095	340,764	58,008	827,867

７．退職給付関連

（１）退職給付債務残高

【単体】 （百万円）

		14年３月末	13年４月（合併後）比	13年４月（合併後）
退職給付債務残高	（Ａ）	1,070,564	70,338	1,000,226
（割引率）		（ 3.0%）	（△ 0.5%）	（ 3.5%）
年金資産時価総額	（Ｂ）	730,307	△ 22,008	752,315
退職給付引当金	（Ｃ）	116,854	△ 48,011	164,865
前払年金費用	（Ｄ）	－	－	－
会計基準変更時差異の未処理額	（Ｅ）	60,502	△ 20,168	80,670
未認識過去勤務債務（債務の減額）	（Ｆ）	△ 59,055	△ 11,930	△ 47,125
未認識数理計算上の差異	（A−B−C+D−E−F）	221,954	172,454	49,500

（参考）【連結】 （百万円）

		14年３月末	13年４月（合併後）比	13年４月（合併後）
退職給付債務残高	（Ａ）	1,175,959	82,413	1,093,546
年金資産時価総額	（Ｂ）	777,088	△ 23,802	800,890
退職給付引当金	（Ｃ）	147,972	△ 42,757	190,729
前払年金費用	（Ｄ）	27	△ 244	271
会計基準変更時差異の未処理額	（Ｅ）	70,280	△ 23,939	94,219
未認識過去勤務債務（債務の減額）	（Ｆ）	△ 60,707	△ 11,918	△ 48,789
未認識数理計算上の差異	（A−B−C+D−E−F）	241,353	184,586	56,767

（２）退職給付費用

【単体】 （百万円）

	13年度	12年度比	12年度
退職給付費用	51,722	△ 35,949	87,671
勤務費用	21,127	△ 5,138	26,265
利息費用	35,007	△ 494	35,501
期待運用収益	△ 32,968	1,786	△ 34,754
会計基準変更時差異処理額（５年均等償却）	20,167	△ 36,361	56,528
過去勤務債務の損益処理額	△ 4,852	△ 4,852	－
数理計算上の差異の損益処理額	4,950	4,950	－
その他	8,290	4,162	4,128

（参考）【連結】 （百万円）

	13年度	12年度比	12年度
退職給付費用	64,553	△ 30,758	95,311

8．自己資本比率（国際統一基準）【連結】

（億円、%）

	14年3月末		13年3月末	
	[速報値]	13年3月末比	さくら銀行	住友銀行
（1）自己資本比率	10.45		11.31	10.94
（2）Ｔｉｅｒ Ｉ	37,194		24,964	22,583
うちその他有価証券の評価差損	△ 3,048		－	－
（3）Ｔｉｅｒ II	35,048		13,516	19,954
①Ｔｉｅｒ IIに算入された有価証券含み益	－		－	－
②Ｔｉｅｒ IIに算入された再評価差額金	829		467	1,222
③Ｔｉｅｒ IIに算入された一般貸倒引当金	8,444		1,631	2,327
④Ｔｉｅｒ IIに算入された劣後ローン（債券）残高	25,775		11,418	16,405
（4）控除項目	1,633		137	1,036
（5）自己資本（2）＋（3）－（4）	70,608		38,343	41,500
（6）リスクアセット	675,480		338,914	379,252

9．ＲＯＥ

【単体】 (%)

	13年度		12年度	
		12年度比	さくら銀行	住友銀行
業務純益（一般貸倒引当金繰入前）ベース	53.6		23.6	31.8
業務純益ベース	30.5		27.4	41.2
当期利益ベース	△ 15.5		4.9	3.7

【連結】 (%)

	13年度		12年度	
		12年度比	さくら銀行	住友銀行
当期純利益ベース	△ 22.2		2.7	6.1

（注）ＲＯＥ＝（当期利益等 － 優先株式配当金総額）÷［｛（期首株主資本－期首発行済優先株式数×発行価額）＋（期末株主資本－期末発行済優先株式数×発行価額）｝÷2］×１００

(%)

	13年度		12年度	
		12年度比	さくら銀行	住友銀行
連結ベースＲＯＥ（完全希薄化後）	△ 13.7		2.2	4.3

（注）連結ベースＲＯＥ：普通株主資本に転換型優先株式、強制交換劣後債を含めた完全希薄化後

１０．自己査定、開示及び償却・引当との関係

＜14年3月末現在＞　　　　（億円）

自己査定の債務者区分	金融再生法に基づく開示基準での開示	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 4,935① (13年3月末比△964)	担保・保証等により回収可能部分 4,748(イ)		全額引当 187	全額償却 (注１)	個別貸倒引当金 224 (注２)	100% (注３)
破綻懸念先	危険債権 29,702② (13年3月末比+10,271)	担保・保証等により回収可能部分 15,721(ロ)		必要額を引当 13,981		10,617 (注２)	75.9% (注３)
要注意先	要管理債権 24,363③ (13年3月末比+21,469) (要管理先債権)	要管理債権中の担保・保証による保全部分 10,993(ハ)				要管理債権に対する一般貸倒引当金 2,908	21.8% (注３) 12.9% (注３)
	正常債権 605,589	要管理先債権以外の要注意先債権				一般貸倒引当金 8,723	[9.4%] 5.1% (注４)
正常先		正常先債権					0.2% (注４)
	総計 664,589					特定海外債権引当勘定 154	

A＝①+②+③	B 担保・保証等により回収可能部分 (イ+ロ+ハ)	C 左記以外 (A−B)	D 個別貸倒引当金 ＋ 要管理債権に対する一般貸倒引当金 (注２)	引当率 (注５) D／C
59,000 (13年3月末比＋30,775)	31,462	27,538	13,749	49.9%

保全率＝（B＋D）／A　76.6%

（注１）　直接減額 14,051億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　37億円、破綻懸念先　119億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、開示額から担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
　　　　［　］内は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注５）　担保・保証等により回収可能部分控除後債権に対する引当率。

１１．リスク管理債権の状況

【単体】　（百万円）

		14年３月末	13年３月末比	13年３月末
リスク管理債権	破綻先債権	195,653	△ 40,001	235,654
	延滞債権	3,184,459	976,955	2,207,504
	３カ月以上延滞債権	92,324	△ 10,902	103,226
	貸出条件緩和債権	2,344,016	2,157,810	186,206
	合計	5,816,452	3,083,862	2,732,590
	直接減額実施額	1,373,679	△ 166,701	1,540,380
貸出金残高（末残）		59,928,368	△1,819,512	61,747,880

（%）

		14年３月末	13年３月末比	13年３月末
貸出金残高比	破綻先債権	0.3	△ 0.1	0.4
	延滞債権	5.3	1.7	3.6
	３カ月以上延滞債権	0.2	0.0	0.2
	貸出条件緩和債権	3.9	3.6	0.3
	合計	9.7	5.3	4.4

【連結】　（百万円）

		14年３月末	13年３月末比	13年３月末
リスク管理債権	破綻先債権	227,484	△ 45,643	273,127
	延滞債権	3,599,750	1,022,233	2,577,517
	３カ月以上延滞債権	102,762	△ 23,017	125,779
	貸出条件緩和債権	2,554,371	2,274,377	279,994
	合計	6,484,367	3,227,949	3,256,418
	直接減額実施額	1,768,840	△ 167,722	1,936,562
貸出金残高（末残）		63,645,586	△1,891,505	65,537,091

（%）

		14年３月末	13年３月末比	13年３月末
貸出金残高比	破綻先債権	0.4	0.0	0.4
	延滞債権	5.7	1.8	3.9
	３カ月以上延滞債権	0.2	0.0	0.2
	貸出条件緩和債権	4.0	3.6	0.4
	合計	10.2	5.2	5.0

１２．貸倒引当金等の状況

【単体】 （百万円）

	14年３月末	13年３月末比	13年３月末
貸倒引当金	1,971,849	876,008	1,095,841
一般貸倒引当金	872,338	504,559	367,779
個別貸倒引当金	1,084,065	375,992	708,073
特定海外債権引当勘定	15,445	△ 4,544	19,989
直接減額実施額	1,405,069	△ 165,756	1,570,825
債権売却損失引当金	80,576	△ 57,396	137,972

【連結】 （百万円）

	14年３月末	13年３月末比	13年３月末
貸倒引当金	2,159,649	890,796	1,268,853
一般貸倒引当金	929,461	533,603	395,858
個別貸倒引当金	1,214,733	361,758	852,975
特定海外債権引当勘定	15,454	△ 4,564	20,018
直接減額実施額	1,824,274	△ 185,204	2,009,478
債権売却損失引当金	86,371	△ 58,895	145,266

１３．リスク管理債権に対する引当率

【単体】 （％）

	14年３月末	13年３月末比	13年３月末
直接減額実施前	47.0	△ 15.4	62.4
直接減額実施後	33.9	△ 6.2	40.1

【連結】 （％）

	14年３月末	13年３月末比	13年３月末
直接減額実施前	48.3	△ 14.8	63.1
直接減額実施後	33.3	△ 5.7	39.0

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【単体】

(百万円)

	14年３月末	13年３月末比	13年３月末
破産更生債権及びこれらに準ずる債権	493,538	△ 96,391	589,929
危険債権	2,970,165	1,027,067	1,943,098
要管理債権	2,436,340	2,146,908	289,432
合計（A）	5,900,043	3,077,584	2,822,459
直接減額実施額	1,405,069	△ 162,283	1,567,352

（注）金融再生法開示債権には、貸出金の他、支払承諾、仮払金その他の与信性資産が含まれています。

(百万円)

	14年３月末	13年３月末比	13年３月末
保全額（B）	4,521,103	2,276,957	2,244,146
貸倒引当金（注）（C）	1,374,866	640,743	734,123
特定債務者引当金	-	–	-
担保保証等（D）	3,146,237	1,636,214	1,510,023

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している
　　一般貸倒引当金の合計額を計上しています。

(%)

	14年３月末	13年３月末比	13年３月末
保全率（B）／（A）	76.6	△ 2.9	79.5
貸倒引当金総額を分子に算入した場合の保全率	86.7	△ 5.6	92.3

(%)

	14年３月末	13年３月末比	13年３月末
担保保証等控除後の開示債権に対する引当率（C）／（A－D）	49.9	△ 6.0	55.9
貸倒引当金総額を分子に算入した場合の引当率	71.6	△ 11.9	83.5

【連結】

(百万円)

	14年３月末	13年３月末比	13年３月末
破産更生債権及びこれらに準ずる債権	638,236	△ 139,103	777,339
危険債権	3,263,420	1,097,005	2,166,415
要管理債権	2,666,069	2,254,833	411,236
合計（A）	6,567,725	3,212,734	3,354,991

(百万円)

	14年３月末
保全額（B）	4,943,095
貸倒引当金（C）	1,394,320
特定債務者引当金	-
担保保証等（D）	3,548,775

(%)

	14年３月末
保全率（B）／（A）	75.3
貸倒引当金総額を分子に算入した場合の保全率	86.9

(%)

	14年３月末
担保保証等控除後の開示債権に対する引当率（C）／（A－D）	46.2
貸倒引当金総額を分子に算入した場合の引当率	71.5

（参考）不良債権のオフバランス化の実績

1. 12年度上期以前分

（1）破綻懸念先以下（金融再生法基準）の債権残高 （単位：億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	
					増　減
破産更生等債権	6,217	4,727	3,769	2,811	△ 958
危険債権	25,679	13,531	10,492	8,434	△ 2,058
合計	31,896	18,258	14,261	11,245	△ 3,016
				(A)	(B)

（2）オフバランス化の実績 （単位：億円）

	13年度下期
清算型処理（△）	△ 530
再建型処理（△）	△ 336
再建型処理に伴う業況改善（△）	0
債権流動化（△）	△ 1,911
直接償却（△）	1,742
その他（△）	△ 1,981
回収・返済等（△）	△ 1,162
業況改善（△）	△ 819
合計（△）	△ 3,016 (B)

（注）1.「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
2.「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
3.「再建型処理に伴う業況改善」は13年3月期の公表においては、「その他」に計上していた。

2. 12年度下期発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高 （単位：億円）

	12年度下期末	13年度上期末	13年度下期末	
				増　減
破産更生等債権	1,172	1,416	573	△ 843
危険債権	5,901	2,687	1,442	△ 1,245
合計	7,073	4,103	2,015	△ 2,088
			(C)	(D)

（2）オフバランス化の実績 （単位：億円）

	13年度下期
清算型処理（△）	△ 50
再建型処理（△）	△ 10
再建型処理に伴う業況改善（△）	0
債権流動化（△）	△ 308
直接償却（△）	△ 497
その他（△）	△ 1,223
回収・返済等（△）	△ 1,209
業況改善（△）	△ 14
合計（△）	△ 2,088 (D)

3. 13年度上期発生分

(1)破綻懸念先以下(金融再生法基準)の債権残高　　　(単位:億円)

	13年度上期末	13年度下期末	
			増　減
破産更生等債権	555	760	205
危険債権	3,278	2,332	△ 946
合計	3,833	3,092	△ 741
		(E)	(F)

(2)オフバランス化の実績　　　(単位:億円)

	13年度下期
清算型処理(△)	△ 103
再建型処理(△)	△ 2
再建型処理に伴う業況改善(△)	0
債権流動化(△)	△ 128
直接償却(△)	△ 43
その他(△)	△ 465
回収・返済等(△)	△ 443
業況改善(△)	△ 22
合計(△)	△ 741 (F)

4. 13年度下期発生分

破綻懸念先以下(金融再生法基準)の債権残高

(単位:億円)

	13年度下期末
破産更生等債権	791
危険債権	17,494
合計	18,285 (G)

(参考)13年度下期末の破綻懸念先以下の債権残高

(単位:億円)

	13年度下期末残高
破産更生等債権	4,935
危険債権	29,702
合計	34,637 (A)+(C)+(E)+(G)

１５．業種別貸出状況等

（１）業種別貸出金【単体】

（百万円）

	14年３月末	13年３月末比	13年３月末
国内店分（除く特別国際金融取引勘定）	54,489,488	△1,061,715	55,551,203
製造業	7,493,045	37,655	7,455,390
第一次産業	183,675	△ 5,146	188,821
建設業	2,841,574	△ 87,587	2,929,161
運輸・通信・その他公益事業	2,838,889	△ 143,307	2,982,196
卸売・小売業・飲食店	7,161,690	△ 469,448	7,631,138
金融・保険業	5,244,899	394,720	4,850,179
不動産業	8,549,534	△ 672,708	9,222,242
サービス業	6,364,140	△ 356,266	6,720,406
地方公共団体	337,514	33,371	304,143
その他	13,474,520	206,996	13,267,524
海外店分及び特別国際金融取引勘定分	5,438,880	△ 757,796	6,196,676
政府等	182,437	△ 81,584	264,021
金融機関	372,246	△ 6,518	378,764
商工業	4,689,758	△ 798,461	5,488,219
その他	194,437	128,768	65,669
合計	59,928,368	△1,819,512	61,747,880

（注）第一次産業には、農業・林業・漁業・鉱業が含まれています。（以下同様）

うちリスク管理債権【単体】

（百万円）

	14年３月末	13年３月末比	13年３月末
国内店分（除く特別国際金融取引勘定）	5,671,154	3,038,951	2,632,203
製造業	314,583	151,934	162,649
第一次産業	5,213	△ 2,044	7,257
建設業	1,014,604	915,572	99,032
運輸・通信・その他公益事業	65,054	3,670	61,384
卸売・小売業・飲食店	725,383	320,621	404,762
金融・保険業	216,911	113,959	102,952
不動産業	2,042,639	1,198,220	844,419
サービス業	995,522	220,029	775,493
地方公共団体	-	△ 506	506
その他	291,245	117,496	173,749
海外店分及び特別国際金融取引勘定分	145,298	44,911	100,387
政府等	13,580	12,514	1,066
金融機関	2,963	△ 1,319	4,282
商工業	128,755	33,950	94,805
その他	-	△ 234	234
合計	5,816,452	3,083,862	2,732,590

（２）業種別金融再生法開示債権及び引当率 【単体】

（百万円、％）

	14年３月末	引当率	13年３月末比	13年３月末
国内店分（除く特別国際金融取引勘定）	5,732,722	49.9	3,030,697	2,702,025
製造業	317,611	36.7	153,215	164,396
第一次産業	5,216	64.2	△ 2,396	7,612
建設業	1,035,504	53.9	935,741	99,763
運輸・通信・その他公益事業	66,341	49.7	1,030	65,311
卸売・小売業・飲食店	736,631	60.3	315,350	421,281
金融・保険業	219,323	26.6	104,419	114,904
不動産業	2,046,457	42.7	1,189,625	856,832
サービス業	998,459	56.0	218,192	780,267
地方公共団体	—	—	△ 506	506
その他	307,180	77.0	116,027	191,153
海外店分及び特別国際金融取引勘定分	167,321	51.1	46,887	120,434
政府等	13,580	21.8	12,514	1,066
金融機関	2,963	65.1	△ 1,995	4,958
商工業	150,778	55.3	36,602	114,176
その他	—	—	△ 234	234
合計	5,900,043	49.9	3,077,584	2,822,459

（注１）金融再生法開示債権には、貸出金の他、支払承諾、仮払金その他の与信性資産が含まれています。

（注２）引当率＝貸倒引当金／担保保証等控除後債権×１００

貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高【単体】

（百万円）

	14年３月末	13年３月末比	13年３月末
消費者ローン残高	13,472,598	△ 12,162	13,484,760
住宅ローン残高	11,949,427	158,178	11,791,249
うち自己居住用の住宅ローン残高	7,820,305	375,153	7,445,152
その他ローン残高	1,523,171	△ 170,340	1,693,511

（４）中小企業等に対する貸出金【単体】

（百万円、％）

	14年３月末	13年３月末比	13年３月末
中小企業等貸出金残高	38,780,331	△1,690,967	40,471,298
中小企業等貸出金比率	71.2	△ 1.7	72.9

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。

１０．国別貸出状況等

（１）特定海外債権残高

（百万円、ヶ国）

	14年３月末		13年３月末
		13年３月末比	
債権額	152,300	△　40,611	192,911
対象国数	9	—	9

（２）貸出金の主要地域別残高

①アジア主要国向け　（百万円）

	14年３月末
インドネシア	157,375
（うちリスク管理債権）	39,104
タイ	308,622
（うちリスク管理債権）	12,923
韓国	161,540
（うちリスク管理債権）	1,034
香港	335,764
（うちリスク管理債権）	13,958
中国	142,872
（うちリスク管理債権）	11,993
シンガポール	231,091
（うちリスク管理債権）	396
インド	51,859
（うちリスク管理債権）	4,767
マレーシア	77,176
（うちリスク管理債権）	2,935
パキスタン	5,177
（うちリスク管理債権）	2,180
その他	53,232
（うちリスク管理債権）	—
合　　計	1,524,713
（うちリスク管理債権）	89,290

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け貸出金　（百万円）

	14年３月末
チリ	7,226
（うちリスク管理債権）	—
コロンビア	19,801
（うちリスク管理債権）	992
メキシコ	20,162
（うちリスク管理債権）	958
アルゼンチン	2,358
（うちリスク管理債権）	—
ブラジル	63,122
（うちリスク管理債権）	—
ベネズエラ	11,346
（うちリスク管理債権）	—
パナマ	213,993
（うちリスク管理債権）	—
その他	1,145
（うちリスク管理債権）	137
合　　計	339,156
（うちリスク管理債権）	2,087

③ロシア向け貸出金　（百万円）

	14年３月末
ロシア	3,775
（うちリスク管理債権）	—

（3）金融再生法開示債権の地域別構成【単体】

（百万円、%）

	14年３月末	
		引当率
海外店分及び特別国際金融取引勘定分	167,321	51.1
アジア	103,602	44.5
インドネシア	40,776	42.6
香港	15,967	58.1
インド	7,007	65.2
中国	12,302	33.4
その他	27,550	40.4
北米	46,422	64.0
中南米	2,087	65.1
西欧	11,381	66.5
東欧	3,829	65.1

（注１）金融再生法開示債権には、貸出金の他、支払承諾、仮払金その他の与信性資産が含まれています。
（注２）引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
（注３）債権額は債務者所在国を基準に集計しております。

１７．預金、貸出金の残高等

（１）預金、貸出金の残高【単体】

（百万円、%）

	13年度		12年度
		12年度比	
預　金　（末残）	61,051,813	2,010,500	59,041,313
預　金　（平残）	57,710,322	△1,337,818	59,048,140
うち国内業務部門	47,259,727	164,025	47,095,702
平均利回	0.09	△　0.08	0.17
貸出金　（末残）	59,928,368	△1,819,512	61,747,880
貸出金　（平残）	60,635,599	△2,188,435	62,824,034
うち国内業務部門	53,576,051	△1,729,992	55,306,043
平均利回	1.83	△　0.16	1.99

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高【単体】

（百万円）

	14年３月末		13年３月末
		13年３月末比	
国内総預金	54,614,691	5,831,489	48,783,202
個　人	30,110,733	1,801,300	28,309,433
法　人	24,503,958	4,030,189	20,473,769

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（参考）

（百万円）

	14年３月末		13年３月末
		13年３月末比	
投資信託預り残高	1,572,022	213,950	1,358,072
うち個人向け	1,485,311	293,088	1,192,223

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しています。

１８．役員数・従業員数の状況【単体】

（人）

	14年３月末	13年3月末比	13年3月末	14年３月末 健全化計画
取締役・監査役	33	△ 5	38	38
従　業　員　数	25,027	△ 2,115	27,142	26,200

（注）　従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含む。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除く。

１９．店舗数の状況【単体】

（店、社）

	14年３月末	13年3月末比	13年3月末	14年３月末 健全化計画
国内本支店　（注１）	564	△ 14	578	573
海外支店　　（注２）	21	△ 12	33	23
海 外 現 地 法 人（注３）	25	△ 9	34	30

（注１）出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除く。
（注２）出張所、駐在員事務所を除く。
（注３）出資比率５０％以下の法人を除く。

(参考)その他参考計数【単体】

1. 債権放棄(平成13年度)

（億円）

社数	4社
債権放棄額(債権額)	△ 247

(注)法的処理に伴う債権放棄は含んでおりません。

2. 持ち合い株式の解消額

（億円）

13年度実績	約△6,100

２０．平成１４年度業績予想

（１）収益予想

【単体】　（億円）

	14年度予想	13年度比	13年度実績
業務純益（一般貸倒引当金繰入前）	8,500	△ 3,334	11,834
経常利益	2,300	7,521	△ 5,221
当期利益	800	4,029	△ 3,229

貸倒償却引当費用	△ 5,000	10,431	△ 15,431

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額。

【連結】　（億円）

	14年度予想	13年度比	13年度実績
経常利益	3,200	9,006	△ 5,806
当期純利益	1,000	5,639	△ 4,639

連結業務純益	9,200	△ 719	9,919

平成14年4月5日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三井住友銀行
（コード番号　８３１８）
［問合せ先］　財務企画部副部長
梅　山　　勉
TEL:03-3501-1111

平成14年3月期業績予想及び配当予想の修正について

景気の停滞、株価の低迷、地価の継続的下落等が続く中で、構造改革へ向けて過剰債務を抱える企業を中心に、再生に向けた再建・リストラ策を断行する動きが急速に進みつつあります。

こうした厳しい経済環境の下、当行は、平成15年3月期以降の業績回復を確かなものとするために、不良債権の最終処理をより一層加速するとともに、潜在的な不良債権に対する財務的抵抗力を高める必要があると判断し、平成14年3月期の不良債権処理見込額を前回公表時（平成13年11月）の1兆円から1兆5,500億円に増加させることといたしました。この結果、前回公表した業績予想及び配当予想を下記のとおり修正いたしますので、お知らせいたします。

記

1. 業績予想の修正

(1) 平成14年3月期（連結）

（単位：億円）

	経常利益	当期純利益
前回予想(平成13年11月)　(A)	▲　700	▲ 1,500
今回修正予想　(B)	▲ 6,000	▲ 4,800
増　減　額　(B－A)	▲ 5,300	▲ 3,300

(2) 平成14年3月期（単体）

（単位：億円）

	経常利益	当期純利益
前回予想(平成13年11月)　(A)	▲　450	▲　550
今回修正予想　(B)	▲ 5,200	▲ 3,200
増　減　額　(B－A)	▲ 4,750	▲ 2,650

2. 配当予想の修正

平成 14 年 3 月期については、新たに導入されました株式等含み損益の資本直入により、配当可能利益が株式相場の変動に影響を受け易くなったことから、中間配当を期末配当へ一本化させて頂きました。

当行は、リストラ促進による経費削減、業務面における収益増強、大手町本部ビルを始めとした保有資産の売却等による剰余金増強策を講じたほか、法定準備金の剰余金への振替を実施し、株式相場変動リスクへの対応力強化を図ってまいりました。その結果、期末時点において、十分な水準の配当可能利益を確保できる見通しとなりました。

平成 15 年 3 月期以降については業績の回復が見込まれますが、株式相場は先行きも不透明であることから、経営の安定性確保の観点より社外流出を抑制する必要があると判断し、平成 14 年 3 月期末の 1 株当たり配当予想については、遺憾ながら、以下のとおり優先株式配当を除く普通株式配当を減配させて頂きたいと存じます。

【平成 14 年 3 月期の 1 株当たり年間配当予想】

		期　末	年　間
		円　銭	円　銭
前回発表予想（平成 13 年 11 月）	第 1 回第一種優先株式	10　50	10　50
	第 2 回第一種優先株式	28　50	28　50
	第五種優先株式	13　70	13　70
	普通株式	6　00	6　00
今回修正予想	第 1 回第一種優先株式	10　50	10　50
	第 2 回第一種優先株式	28　50	28　50
	第五種優先株式	13　70	13　70
	普通株式	4　00	4　00

以　上

資　料

【 業績予想修正のポイント 】

以下の計数は、現時点での見込み値をお示ししたものです。

(1)<連結> 平成14年3月期修正予想

（単位：億円）

	今回予想①	前回予想②（13.11公表）	増減額 ①－②
経常利益	▲ 6,000	▲ 700	▲ 5,300
当期純利益	▲ 4,800	▲ 1,500	▲ 3,300

【参考】

自己資本比率	約10.5%	10.7 %

(2) <単体>平成14年3月期修正予想

（単位：億円）

	今回予想③	前回予想④（13.11公表）	増減額 ③－④
業務純益（一般貸倒引当前）	11,800	10,500	1,300
不良債権処理額	▲ 15,500	▲ 10,000	▲ 5,500
株式等関係損益	▲ 1,300		
うち償却額	▲ 1,300		
経常利益	▲ 5,200	▲ 450	▲ 4,750
当期純利益	▲ 3,200	▲ 550	▲ 2,650

【参考】（概数）

その他有価証券評価損益（償却後）	▲ 4,900
評価差額金（税効果後）	▲ 3,000

[リスク要因の軽減]

(1) 不良債権処理の促進

- 不良債権に対する最終処理の加速
- 将来リスクへの対応力の強化（債務者区分の見直し、引当率の引上げ）



【平成13年度中間期】
【平成13年度】
(3,054億円)
②約 600億円
①約2,500億円
[平成13年11月予想]
(1兆円)
③約1,500億円
②約3,500億円
①約5,000億円
[今回予想]
(1兆5,500億円)
③約1,500億円
②約9,000億円
(+約5,500億円)
①約5,000億円
③ 最終処理の促進に伴う クレジット・コスト
② 要注意先債権の将来リスクへの対応
・より直近の資産劣化・経済情勢を勘案した引当率引上げ等 (増加額 +約2,500億円)
・再編コストを勘案した引当の積増し、債務者区分の見直し等 (増加額 +約3,000億円)
① ベースの処理額
・債務者の業況悪化、担保価値の下落等への対処等

(2) 株式減損（償却）基準の強化

- 下落率が50％以上は、全て減損
- 下落率が30％以上～50％未満は、要注意先以下を全て減損
- 破綻懸念先以下は、下落率30％未満についても全て減損



保有株式の下落率
0-30%未満
30%以上50%未満
50%以上
債務者区分
正常先
要注意先
破綻懸念先以下
減損処理

[経営の安定化のための剰余金強化]

(1) 剰余金の増強

- 収益増強（業務面の強化、リストラによる経費削減）
- 保有資産の売却（大手町本部ビル売却等）
- 法定準備金の剰余金への振替

(2) 内部留保の充実

- 社外流出抑制による内部留保の蓄積

経費削減計画と更なるリストラ策の内容について（平成13年11月公表）

□経費削減計画



＜年間経費＞
平成13年度
平成16年度
経営健全化計画
（平成12年12月提出）
7,280億円
6,800億円
980億円
削減
500億円の
追加削減
更なるリストラ策
（平成13年11月公表）
6,870億円
6,300億円

（注）平成13年度経費についても、計画比△100億円強の追加削減となる見込み

□リストラ策の内容

(1)有人ネットワークの再編によるチャネルコストの追加削減
・合併時の578支店から401支店へ削減（14年度中に実施予定）
⇒平成14年3月末有人店舗数 544支店（計画通り）

(2)施設関連コストの追加削減
・九段本部ビル返還、システム／事務センターの統合、寮・社宅の売却等
⇒足許から着実に実施しており、経費削減効果の一部は、平成13年度経費に反映済

(3)事務システム関連コストの追加削減
・システム投資における合併効果の実現、事務ＢＰＲを通じた合理化推進
⇒足許から着実に実施しており、経費削減効果の一部は、平成13年度経費に反映済

(4)人員削減
・平成16年3月末人員数 22,600人（平成13年3月末実績比△4,500人）
⇒平成14年3月末人員数 25,000人（現行計画比　△1,000人）

(5)処遇面
・役員の処遇見直し
⇒役員報酬は、平成14年1月以降、最高で10%の追加削減を実施済（当初比、最高で40%強の削減）
⇒役員数は、平成14年6月までに削減を予定

・従業員賞与ファンドの追加削減
⇒平成13年下期賞与にて10%削減済

経費6,000億円体制の早期構築

File No. 82-4395
Exhibit A2(b)

平成 14 年 4 月 12 日

各　　位

東京都千代田区有楽町１丁目１番２号
株式会社　三 井 住 友 銀 行
（コード番号　８３１８）

平成 14 年 3 月期「主要な財務内容・経営指標」の開示について

平成 14 年 2 月 27 日に政府より発表されました「早急に取り組むべきデフレ対応策」において、主要行は、特別検査等やそれを受けた不良債権処理の状況を適切に反映した財務内容を、年度終了後速やかに公表するよう要請されております。当行は、この要請に基づき、別添のとおり平成 14 年 3 月期の「主要な財務内容・経営指標」を公表致します。

なお、本日公表致しました計数・指標は予想値又は概数値であり、実績値ではありません。また、既に平成 14 年 4 月 5 日に発表した「平成 14 年 3 月期業績予想及び配当予想の修正について」において公表済の計数には、変更ございません。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：０３－５５１２－２６７８

別　添

三井住友銀行

主要な財務内容・経営指標

（単位：億円・％）

	平成14年3月期
業務純益	6,500
実質業務純益　※1	11,800
経常利益（△は経常損失）	△5,200
当期純利益（△は当期純損失）	△3,200
不良債権処分損　※2	15,500
自己資本比率	11％台半ば
うちTier1比率	6％台前半
その他有価証券評価差額　※3	△4,900
うち株式にかかるもの	△5,000
うち益	1,800
うち損	△6,800
その他有価証券減損処理額　※4	1,300

（注）全て単体ベースの計数です。

※1「実質業務純益」は、一般貸倒引当金繰入前の業務純益です。

※2「不良債権処分損」は、一般貸倒引当金繰入額、個別貸倒引当金繰入額、貸出金償却、債権売却損　等です。

※3「その他有価証券評価差額」は、その他の金銭の信託の評価差額を含めた貸借対照表計上額（減損処理後）と取得原価の差額です。

※4「その他有価証券減損処理額」は、評価差額算定の対象となる時価のある有価証券以外の有価証券（非上場株式等）も含めた金額です。

File No. 82-4395
Exhibit A2(c)

平成 14 年 4 月 12 日

各　　位

東京都千代田区有楽町 1 丁目 1 番 2 号
株 式 会 社　三 井 住 友 銀 行
（コード番号８３１８）

当行連結子会社（株式会社みなと銀行）の
平成 14 年 3 月期業績予想の修正について

当行連結子会社である株式会社みなと銀行が平成 13 年 11 月の決算発表時に公表した平成 14 年 3 月期（平成 13 年 4 月 1 日～平成 14 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：０３－５５１２－２６７８

平成14年4月12日

各　　位

会 社 名　株式会社　みなと銀行
代表者名　取締役頭取　矢野 恵一朗
コード番号　8543 東証第一部・大証第一部
問合せ先　執行役員企画部長　竹内健二
(TEL 078-333-3224)

平成14年3月期 業績予想・配当予想の修正および 平成14年3月期末における有価証券評価損について

1. 業績予想数値の修正(平成13年4月1日～平成14年3月31日)

【単体】　(単位:百万円)

	経常収益	経常利益	当期純利益
前回発表予想(A)	68,000	7,000	500
今回修正予想(B)	68,000	2,500	△ 8,000
増減額(B)－(A)	0	△ 4,500	△ 8,500
増減率(%)	0.0%	△ 64.3%	△ 1,700.0%
(参考)前期実績	65,588	10,905	3,341

【連結】　(単位:百万円)

	経常収益	経常利益	当期純利益
前回発表予想(A)	72,000	7,000	500
今回修正予想(B)	72,000	4,500	△ 8,000
増減額(B)－(A)	0	△ 2,500	△ 8,500
増減率(%)	0.0%	△ 35.7%	△ 1,700.0%
(参考)前期実績	70,179	10,715	3,346

2. 配当予想の修正

	中間期	期末	年間
前回発表予想	一円	4円	4円
今回修正予想	一円	一円	一円
(参考)前期実績	2円	2円	4円

3. 有価証券の評価損処理額

「その他有価証券(財務諸表等規則第8条第21項に規定するその他有価証券をいう)」のうち時価のあるものについては時価法(全部資本直入法)により評価しておりますが、これらの有価証券に係る平成14年3月期末における減損処理額は、次のとおりとなりました。　(単位:百万円)

	金額	比率	
減損処理額 (A)	13,126		
平成13年3月期の純資産額 (B)	83,888	(A)/(B)	15.6%
平成13年3月期の経常利益額 (C)	10,905	(A)/(C)	120.4%
平成13年3月期の当期純利益額 (D)	3,341	(A)/(D)	392.9%

(注1)上記処理額は、「その他有価証券」のうち、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて算出しております。

(注2)上記処理額には、平成13年9月期に減損処理を行った有価証券及び平成14年3月期で減損水準にある有価証券のうち、売却を行ったことによる実現損 1,692百万円を含んでおります。

4. 修正の理由

平成14年3月期につきましては、財務体質の強化と資産の健全化を図り、平成14年度以降の業績回復を確かなものとするべく、有価証券の減損処理をより厳格に行うとともに、より厳正な資産査定により、積極的な不良債権処理を進めました。

以上の結果、経常利益および当期純利益は、前回発表予想を下回る見込みとなりました。

また、ペイオフ全面解禁を控え、財務体質の一層の強化を図るため、期末配当につきましては無配とさせていただきます。なお、平成14年度は有価証券による減益影響が大幅に縮小する一方、リストラ効果も加わり、業績の回復が見込まれるため、復配する予定でございます。

平成14年3月末の自己資本比率(単体)は、平成14年3月に三井住友銀行より劣後ローンを取り入れており、9%程度(平成13年3月末:8.32%)を見込んでおります。

5. ご参考

【単体見込】 (単位:百万円)

	前回発表予想 (A)	今回発表予想 (B)	増減額 (B-A)
コア業務純益	15,000	16,000	1,000
業務純益	15,000	14,000	△ 1,000
臨時損益	△ 8,000	△ 11,500	△ 3,500
不良債権処理額	△ 17,000	△ 20,500	△ 3,500
経常利益	7,000	2,500	△ 4,500
特別損益	△ 6,000	△ 16,000	△ 10,000
有価証券減損処理額	△ 3,300	△ 13,126	△ 9,826
当期純利益	500	△ 8,000	△ 8,500

【有価証券評価損益の状況(減損処理後)】 (単位:百万円)

	平成13年3月末	平成13年9月末	平成14年3月末
減損処理額	△ 2,008	△ 3,217	△ 13,126
評価損益(株1カ月平均)	△ 5,655	△ 9,376	△ 3,364
評価差額金(58%)	△ 3,280	△ 5,438	△ 1,951

以　　上

平成１４年４月２６日

各　位

東京都千代田区大手町１丁目２番３号
三井生命保険　相互会社

大阪市中央区城見１丁目４番３５号
住友生命保険　相互会社

東京都中央区新川２丁目２７番２号
三井住友海上火災保険　株式会社
（コード番号８７５２）

東京都千代田区有楽町１丁目１番２号
株式会社　三井住友銀行
（コード番号８３１８）

運用子会社の合併について

三井生命、住友生命、三井住友海上、三井住友銀行は、平成１３年１１月２２日に発表した「全面提携」にかかる基本合意に基づき、アセットマネジメント事業の再編成について検討してまいりましたが、その結果、関係当局の認可等を条件として、各々の運用子会社である三井生命グローバルアセットマネジメント、住友ライフ・インベストメント、スミセイグローバル投信、三井住友海上アセットマネジメント及びさくら投信投資顧問の５社の合併を行うことについて合意いたしました。

１.運用子会社合併の目的

アセットマネジメント事業分野においては、今後市場規模の拡大が期待される一方で、市場での競争は更に激化することが予想され、運用会社は運用力の向上と経営の効率化が求められています。これらの市場環境の変化に対応するため、三井生命、住友生命、三井住友海上、三井住友銀行は、４社の共同事業として、各社が有する運用子会社の合併を行うことといたしました。新会社は、５社の強みを活かしつつ、

運用力の強化・経営の効率化を図り、お客様にご満足頂ける最高品質の商品、サービスを提供できるトップクラスの運用会社を目指します。

2．新会社のサービス

（１）運用機能の向上、多様な運用商品の提供

新会社は、５社の有するリサーチ機能を集約することにより、リサーチ能力を高め、各運用子会社の得意とするアクティブ運用の機能を充実させます。また、統合の効果を活かし、パッシブ運用やオルタナティブ運用にも積極的に取り組んでまいります。これにより、新会社は、これまで５社が培ってきた保険、年金、投資信託等、さまざまな性格の資金運用ノウハウと併せ、より多くのお客様の多種多様な資金運用ニーズにお応えできる総合的な運用会社に生まれ変わります。

ただし、現在５社が提供している運用サービスについては、既存各社の運用スタイルが新会社に引き継がれ、合併後もその一貫性が損なわれるものではありません。

（２）お客様の利便性の向上

新会社は、従来５社において実績のある、自社セールス・ネットワーク、コールセンター、インターネット、銀行や保険会社等、あらゆる販売チャネルを一元的に利用することが可能となります。新会社は極めて広範な販売チャネルを有することにより、お客様から新会社の運用商品へのアクセスの多様化、利便性の向上が実現できます。

（３）リスク管理機能とレポーティング機能の向上

アセットマネジメント業務においては、リスク管理機能及びバックオフィス機能の重要性が一段と高まってきております。より高度で、正確なこれらの機能を確保するためには、十分なシステム整備が不可欠ですが、運用会社にとってシステムの運営・管理及び開発のコスト負担は重く、大きな課題となってきております。新会社では、従来５社がそれぞれ利用してきた各種システムを早期に統合することによって、基本的な運営・管理コストの圧縮が見込めるため、より積極的なシステム投資が可能となります。これにより、運用の透明性を高め、より充実したレポーティングを実現してまいります。

3．運用子会社の合併時期等

運用子会社の合併時期については、平成１４年１２月を目途としております。なお、社名、新会社の人事、各社の株主比率、存続会社等については、今後、当事者により構成される統合推進委員会において具体的な検討を進めてまいります。

【参考】各社の概要　（平成１４年３月末速報値）

	三井生命グローバルアセットマネジメント	スミセイグローバル投信	住友ライフ・インベストメント	三井住友海上アセットマネジメント	さくら投信投資顧問
社　長	手塚　修	大塚　修	斉藤　惇	水谷　圭甫	栗山　勁
資本金	2.0億円	13.5億円	16.5億円	19.0億円	12.8億円
受託総資産	20,772億円	1,785億円	75,881億円	27,542億円	5,520億円
投資顧問受託残高	19,964億円	1億円	74,539億円	26,938億円	3,059億円
投信純資産残高	808億円	1,784億円	1,342億円	604億円	2,461億円
役職員総数	112名	60名	185名	106名	98名

新会社の受託総資産残高（平成１４年３月末速報値）

（１）投資顧問受託残高：１２４，５０１億円（業界第　１位相当）

（２）投信純資産残高　：　　６，９９９億円（業界第１３位相当）

以　上

＜本件に関するお問い合わせ先＞

三井生命保険　相互会社	広　報　グループ	韮　原	03(3213)0301
住友生命保険　相互会社	(東京本社) 広報課	野　呂	03(5550)4330
三井住友海上火災保険　株式会社	広　報　部	依　田	03(3297)6705
株式会社　三井住友銀行	広　報　部	古　舘	03(5512)2678

平成 14 年 4 月 30 日

各　位

東京都千代田区有楽町 1 丁目 1 番 2 号
株式会社　三井住友銀行
（コード番号８３１８）

当行連結子会社（株式会社関西銀行）の平成 14 年 3 月期 連結業績予想の修正に関するお知らせ

当行連結子会社である株式会社関西銀行が平成 13 年 11 月 26 日の中間決算発表時に公表した平成 14 年 3 月期（平成 13 年 4 月 1 日～平成 14 年 3 月 31 日）連結業績予想を別添資料のとおり修正いたしましたのでお知らせいたします。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　　ＴＥＬ：０３－５５１２－２６７８

平成 14 年 4 月 30 日

各　　位

上場会社名　株式会社 関西銀行
コード番号　８５４５
上場取引所　大証市場第一部
問合せ先
　責任者役職名　企画部長
　氏　　名　伊藤 一比古
　電話番号　06-6213-0213（代表）

平成 14 年 3 月期連結業績予想の修正
及び「その他有価証券」の減損処理額<単体>に関するお知らせ

1．業績予想の修正

平成 14 年 3 月期（平成 13 年 4 月 1 日～平成 14 年 3 月 31 日）連結業績予想について、平成 13 年 11 月 26 日中間決算発表時の連結業績予想を下記のとおり修正いたします。

記

(1) 平成 14 年 3 月期連結業績予想（平成 13 年 4 月 1 日～平成 14 年 3 月 31 日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	43,500	4,500	2,000
今回修正（B）	45,200	3,000	900
増減額（B−A）	1,700	▲1,500	▲1,100
増減率　(%)	3.9%	▲33.3%	▲55.0%

（ご参考）平成 14 年 3 月期単体業績予想（平成 13 年 4 月 1 日～平成 14 年 3 月 31 日）

（単位：百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	32,500	4,500	2,000
今回修正（B）	34,200	3,400	1,450
増減額（B−A）	1,700	▲1,100	▲550
増減率　(%)	5.2%	▲24.4%	▲27.5%

(2) 修正の理由

住宅ローンを中心とするリテール貸出金の順調な増加に加え、調達コストの低減による利鞘の改善が進んだため、銀行の本業での収益力を示すコア業務純益は 103 億円と過去最高益を確保する見込みであり、本業の収益力は引き続き好調に推移しております。

しかしながら、一方で株式市況の低迷を受け有価証券の減損処理が増加したこと、景気低迷による企業業績の悪化等により不良債権処理負担が増加したこと、連結子会社において不良債権の抜本処理を行ったことにより、業績予想を前回予想比修正するものであります。

なお、連結・単体の自己資本比率につきましては、8%台を確保する見通しであり、期末配当につきましても、平成 13 年 11 月に発表いたしましたとおり、1 株当たり 1.50 円（年間 1.50 円）を予定しております。

２.「その他有価証券」の減損処理額＜単体＞

当行では、「その他有価証券（財務諸表等規則第８条第２１項に規定するその他有価証券をいう）」のうち時価があるものについては時価法（全部資本直入法）により評価しておりますが、これらの有価証券に係る平成１４年３月期末における減損処理額は、次のとおりとなりました。

減損処理額 ＜単体＞

（Ａ）減損処理額	2,707 百万円
（Ｂ）平成１３年３月期の純資産額 （Ａ／Ｂ×100）	41,676 百万円 (6.4%)
（Ｃ）平成１３年３月期の経常利益額 （Ａ／Ｃ×100）	5,989 百万円 (45.1%)
（Ｄ）平成１３年３月期の当期純利益額 （Ａ／Ｄ×100）	3,235 百万円 (83.6%)

（注）上記減損処理額は、「その他有価証券」のうち、上場有価証券と店頭売買有価証券等、時価が合理的に算定可能なものについて算出しております。

（ご参考）「その他有価証券」の評価損益 ＜単体＞

その他有価証券評価損益(減損処理後)	▲2,813 百万円
評価差額金(税効果後)	▲1,637 百万円

以 上

平成１４年５月２４日

各　位

株式会社 三 井 住 友 銀 行
東京都千代田区有楽町１丁目１番２号
（コード番号８３１８）
＜問合せ先＞
広報部長　牧　満
ＴＥＬ　(03)5512-2671

ストックオプション（新株予約権）実施に関するお知らせ

当行は、平成１４年５月２４日開催の取締役会において、商法第２８０条ノ２０および同法第２８０条ノ２１の規定に基づき、ストックオプションとして新株予約権を無償で発行することの承認を求める議案を、平成１４年６月２７日開催予定の第１期定時株主総会に提案することを決定いたしましたので、下記のとおりお知らせいたします。

記

１．ストックオプション実施の趣旨

長期的な業績向上を通じて株主各位の利益を図るため、当行役職員に対するインセンティブとして、ストックオプションを活用するもの。

２．本年度の新株引受権付与の概要

(1) 新株予約権の目的たる株式の種類及び数
当行普通株式１，８５０，０００株を上限とする。

(2) 新株予約権の総数
１，８５０個を上限とする。なお、新株予約権１個当りの目的たる株式の数は、１，０００株とする。

(3) 新株予約権の発行価額
無償とする。

(4) 新株予約権の行使に際して払込をなすべき額
① 当初払込金額は、新株予約権の割当を受ける役職員（以下「被割当者」という）と当行間の新株予約権割当契約（以下「割当契約」という）に基づいて新株予約権が発行される日の翌日に先立つ４５取引日前から始まる３０取引日の東京証券取引所における当行普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）及び新株予約権発行日の東京証券取引所における当行普通株式の普通取引の終値のどちらか低くない方に１．０５を乗じた金額とする。ただし、１円未満の端数は切り上げる。

② 払込金額は、新株予約権発行日後に当行が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）には、次の算式により調整される。ただし、調整の結果生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{１株当り払込金額}}{\text{１株当り時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(5) 新株予約権を行使することができる期間

平成１６年６月２８日から平成２４年６月２７日まで

(6) 新株予約権の行使の条件

① 被割当者は、権利行使時において役職員の地位にあることを要する。ただし、任期満了による退任、定年退職その他取締役会が正当な理由があると認めた場合は、役職員の地位を失った後も５年間に限り新株予約権を行使できる。

② 被割当者が死亡した場合には、その相続人が新株予約権を行使できる。

(7) 新株予約権の消却事由及び消却の条件

被割当者が新株予約権を行使する前に役職員の地位を失ってから５年が経過した場合、当行は当該新株予約権を無償で消却することができる。

(8) 新株予約権の譲渡

新株予約権の譲渡については、取締役会の承認を要する。

(注)　上記の決定は平成１４年６月２７日開催予定の第１期定時株主総会において「役職員に対し新株予約権発行の件」が承認可決されることを条件といたします。

以　上

File No. 82-4395
Exhibit A2(g)

平成１４年５月２４日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三　井　住　友　銀　行
（コード番号８３１８）

株式会社フジタの会社分割計画等について

当行は、株式会社フジタの会社分割計画及び同社より提出のあった「改革推進中期経営計画」について、合理的で実現可能性が高いものと評価し、これらの受入れを決定しましたので、お知らせ致します。

なお、当行は主力行として、同社の計画実現のために必要な支援を続けてまいります。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

File No. 82-4395
Exhibit A2(h)

平成１４年５月２４日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三　井　住　友　銀　行
（コード番号８３１８）

住友石炭鉱業株式会社に対する金融支援について

当行は、住友石炭鉱業株式会社より提示された「経営再生計画」による同社からの支援要請に基づき、下記の金融支援を行う方針を決定しましたので、お知らせ致します。

記

１．金融支援の内容

- 同社向け貸出金３００億円の債権放棄
- 同社発行株式１５０億円の取得

２．損益に与える影響

当該事象が業績予想に与える影響はありません。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　　ＴＥＬ：０３－５５１２－２６７８

平成１４年５月２４日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三 井 住 友 銀 行
（コード番号８３１８）

住友建設株式会社に対する金融支援について

当行は、住友建設株式会社より提示された「新経営改善計画」による同社からの支援要請に基づき、下記の金融支援を行う方針を決定しましたので、お知らせ致します。

記

１．金融支援の内容

・同社向け貸出金２００億円の債権放棄

・同社発行株式２００億円の取得

２．損益に与える影響

当該事象が業績予想に与える影響はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

File No. 82-4395
Exhibit A2(j)

平成14年5月30日

各　位

東京都千代田区有楽町1丁目1番2号
株式会社　三井住友銀行
（コード番号８３１８）

日本加工製紙株式会社に対する債権の取立不能のおそれについて

当行の取引先である日本加工製紙株式会社に下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．日本加工製紙株式会社の概要

(1)所在地　　東京都港区赤坂2丁目5番27号
(2)代表者の氏名　山口　征一
(3)資本金　　11,522百万円(平成14年3月31日現在)
(4)事業の内容　印刷用紙、雑種紙、粘着紙等の製造、販売

2．生じた事実

日本加工製紙株式会社が平成14年5月29日付けで東京地方裁判所に破産の申立を行い、同日、同所より破産宣告を受けた。

3．日本加工製紙株式会社に対する貸出金額

10,422百万円

4．当行の業績の見通し

平成15年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

平成14年5月24日

各　位

株式会社　三井住友銀行

役員異動のお知らせ

1．取締役の退任

役職	氏名	内容
副頭取 兼副頭取執行役員	白賀　洋平（しらがようへい）	平成14年6月26日辞任予定 （三井住友銀リ-ス㈱　社長に就任予定）
副頭取 兼副頭取執行役員	足助　明郎（あすけ　あきお）	平成14年6月26日辞任予定 （ゴ－ルドマン・サックス証券会社　会長に就任予定）
副頭取 兼副頭取執行役員	石川　博一（いしかわひろかず）	平成14年6月26日辞任予定 （三井生命保険（相）　顧問に就任予定）
専務取締役 兼専務執行役員	奥山　俊一（おくやましゅんいち）	平成14年6月２０日辞任予定 （㈱日本総合研究所　社長に就任予定）
専務取締役 兼専務執行役員	佐久間　邁（さくま　つとむ）	平成14年6月26日辞任予定
専務取締役 兼専務執行役員	中尾　秀光（なかお　ひでみつ）	平成14年6月26日辞任予定 （ホウライ㈱　顧問に就任予定）
専務取締役 兼専務執行役員	小川　惠三（おがわ　けいぞう）	平成14年6月26日辞任予定 （㈱さくらケ-シ-エス　社長に就任予定）
常務取締役 兼常務執行役員	児玉　龍三（こだま　りゅうぞう）	平成14年6月26日辞任予定 （中外製薬㈱　取締役兼上級執行役員に就任予定）・・・発表済
常務取締役 兼常務執行役員	廣田　正（ひろた　ただし）	平成14年6月26日辞任予定 （前田建設工業㈱　取締役兼専務執行役員に就任予定） ・・・発表済
常務取締役 兼常務執行役員	宮城　覚映（みやぎ　かくえい）	平成14年6月26日辞任予定 （㈱陽栄ホールディング　社長 兼㈱陽栄ハウジング　副社長に就任予定）

2．監査役の退任

監査役 （社外監査役）	平岩　外四	平成14年6月27日辞任予定
監査役 （社外監査役）	岡村　泰孝	平成14年6月27日辞任予定

3．相談役の退任

相談役	森川　敏雄	平成14年6月26日辞任予定（当行　特別顧問に就任予定）
相談役	高﨑　正弘	平成14年6月26日辞任予定（当行　特別顧問に就任予定）

尚、今後相談役制度は廃止いたします。

4．執行役員の退任

常務執行役員	みうら　りょうじ 三浦　良二	平成14年6月26日辞任予定 （さくら情報システム㈱　社長に就任予定）
常務執行役員	やなぎむらこういち 柳村　幸一	平成14年6月26日辞任予定 （室町殖産㈱　社長に就任予定）
常務執行役員	しぶや　きよし 渋谷　清志	平成14年6月24日辞任予定 （トータルハウジング㈱　社長に就任予定）
執行役員	きたもとやすふみ 北元　保文	平成14年6月26日辞任予定 （三井住友銀ﾘｰｽ㈱　専務取締役に就任予定）
執行役員	さぢ　だいすけ 佐治　大祐	平成14年6月23日辞任予定 （大和証券エスエムビーシー㈱　常務執行役員に就任予定） ・・・発表済
執行役員	しぎ　ひであき 志儀　英昭	平成14年6月24日辞任予定 （神戸ﾋﾞﾙ管理㈱　社長に就任予定）
執行役員	つやだ　くにあき 津矢田　邦明	平成14年6月26日辞任予定 （東洋エンジニアリング㈱　常務取締役に就任予定）

執行役員	よねだ　こうぞう 米田　康三	平成14年6月24日辞任予定 （ジャパン･エクイティ･キャピタル㈱　会長に就任予定）
執行役員	まつもとあきら 松本　明	平成14年6月20日辞任予定 （松下リース･クレジット㈱　副社長に就任予定）･･･発表済
執行役員	よしたけふみのり 吉武　文徳	平成14年6月23日辞任予定 （大和証券エスエムビーシー㈱　常任監査役に就任予定） ･･･発表済

5．新任取締役候補者

ありません。

6．新任監査役候補者

		（現）	
常任監査役	なかむらきんろう 中村　金郎	人形町法人営業部長	昭和47年　東京大学卒
監査役 （社外監査役）	なす　しょう 那須　翔	東京電力㈱　相談役	昭和23年　東京大学卒

7．新任執行役員予定者（平成14年6月27日就任予定）

		（現）	
執行役員	うえだ　まさと 植田　雅人	丸ノ内法人営業部長	昭和48年　慶應義塾大学卒
執行役員	お の　しゅんじ 尾野　俊二	姫路法人営業部長	昭和48年　神戸大学卒
執行役員	かわむら　しげる 川村　滋	事務統括部長	昭和48年　早稲田大学卒
執行役員	たねはしじゅんじ 種橋　潤治	財務企画部長	昭和48年　名古屋大学卒
執行役員	わだ　みつまさ 和田　光正	情報システム企画部長	昭和48年　東京工業大学卒
執行役員	さわいずみ　たけし 澤泉　武	備後町法人営業部長	昭和49年　名古屋大学卒
執行役員	しもじま　まさあき 下志万　正明	京都法人営業第一部長	昭和49年　京都大学卒
執行役員	とみたかまさのぶ 富髙　正信	法人審査第三部長	昭和49年　京都大学卒

執行役員	原田　裕司（はらだ　ゆうじ）	香港支店長	昭和49年　九州大学卒
執行役員	松坂　隆廣（まつさか　たかひろ）	三宮法人営業部長	昭和49年　大阪市立大学卒
執行役員	山口　　隆（やまぐち　たかし）	渋谷法人営業第一部長	昭和49年　大阪大学卒
執行役員	上田　　孝（うえだ　たかし）	大阪本店営業第一部長	昭和50年　神戸大学卒
執行役員	大原　　亘（おおはら　わたる）	融資管理部長	昭和50年　京都大学卒
執行役員	河合　俊明（かわい　としあき）	市場外貨資金部長	昭和50年　東京大学卒
執行役員	川村　嘉則（かわむらよしのり）	投資銀行営業部長	昭和50年　京都大学卒
執行役員	島田　秀男（しまだ　ひでお）	本店　上席調査役 大和証券エスエムﾋﾞｰｼｰ㈱	昭和50年　慶應義塾大学卒
執行役員	曽我部　一志（そがべ　ひとし）	難波法人営業部長	昭和50年　京都大学卒
執行役員	玉井　克実（たまい　かつみ）	支店業務部長	昭和50年　大阪大学卒
執行役員	原田　　力（はらだ　つとむ）	大阪本店営業第二部長	昭和50年　東京大学卒
執行役員	古川　泰久（ふるかわ　やすひさ）	本店営業第八部長	昭和50年　東京大学卒
執行役員	保尾　福三（やすお　ふくぞう）	本店営業第一部長	昭和50年　神戸大学卒

8．役員の担当変更（平成14年6月３日実施）

		（新）	（現）
専務取締役	栗山　道義	総務部･神戸総務部･法務部･ お客さまｻｰﾋﾞｽ部、人事部･ 人材開発部、管理部担当役員、 大阪担当	法人部門統括責任役員
専務取締役	永田　武全	企業調査部、融資管理部、 営業審査第二部、 営業審査第三部担当役員	企業調査部、融資管理部、 営業審査第二部、 営業審査第三部担当役員

専務取締役	平松　秀則	監査部・米州監査部・欧州監査部、 検査部、資産監査部担当役員 神戸担当	監査部・米州監査部・欧州監査部、 検査部、資産監査部担当役員
専務取締役	井上　　正	企業金融部門統括責任役員	法人部門副責任役員（大阪駐在）
専務取締役	奥　　正之	広報部、経営企画部・ 財務企画部・関連事業部、 ﾈｯﾄﾋﾞｼﾞﾈｽ企画部担当役員	広報部、経営企画部・ 財務企画部・関連事業部、 ﾈｯﾄﾋﾞｼﾞﾈｽ企画部担当役員
専務取締役	門脇　英晴	ﾎﾟｰﾄﾌｫﾘｵﾏﾈｼﾞﾒﾝﾄ部、 統合ﾘｽｸ管理部、 融資企画部担当役員	ﾎﾟｰﾄﾌｫﾘｵﾏﾈｼﾞﾒﾝﾄ部、 統合ﾘｽｸ管理部、 融資企画部担当役員
専務取締役	塚本　武正	情報ｼｽﾃﾑ企画部・ｼｽﾃﾑ第一部・ ｼｽﾃﾑ第二部・国際市場ｼｽﾃﾑ部、 事務統括部、EC業務部担当役員	情報ｼｽﾃﾑ企画部・ｼｽﾃﾑ第一部・ ｼｽﾃﾑ第二部・国際市場ｼｽﾃﾑ部、 事務統括部、EC業務部担当役員
常務取締役	北山　禎介	国際部門統括責任役員 特命事項担当	経営企画部・財務企画部・ 関連事業部 副担当役員
常務取締役	高橋　繁正	法人部門 副責任役員 （法人審査第一部、 法人審査第二部、 法人融資第一部）	法人部門 副責任役員 （法人審査第一部、 法人融資第二部（東京））
常務取締役	野田　賢治郎	市場営業部門、 投資銀行部門統括責任役員	本店第一営業本部長
常務取締役	松本　睦彦	個人部門統括責任役員	個人部門 副責任役員
常務取締役	水島藤一郎	法人部門統括責任役員	法人部門 副責任役員（法人統括部、 法人業務部、公共法人営業部・ 神戸公共法人営業部、 ﾋﾞｼﾞﾈｽｵｰﾅｰ営業部）
常務執行役員	楠　　守雄	法人部門 副責任役員 （法人審査第三部、 法人融資第二部） 兼法人融資第二部長	法人部門 副責任役員 （法人審査第三部、 法人融資第二部（大阪））
常務執行役員	月原　紘一	法人部門 副責任役員 （西日本担当）	大阪本店営業本部長
常務執行役員	仁瓶　真平	法人部門 副責任役員 （東京駐在）	東京第四法人営業本部長
常務執行役員	平澤　正英	総務部・神戸総務部・法務部・ お客さまｻｰﾋﾞｽ部　副担当役員 兼総務部長、神戸総務部長	総務部長

常務執行役員	矢作　光明	本店第二営業本部長	投資銀行部門 副責任役員
執行役員	川尻　至良	情報ｼｽﾃﾑ企画部・ｼｽﾃﾑ第一部 ｼｽﾃﾑ第二部・国際市場ｼｽﾃﾑ部、 事務統括部 副担当役員	情報ｼｽﾃﾑ企画部・ｼｽﾃﾑ第一部 ｼｽﾃﾑ第二部・国際市場ｼｽﾃﾑ部、 事務統括部 副担当役員
執行役員	西山　　茂	企業金融部門　副責任役員 （営業審査第一部）	営業審査第二部 副担当役員
執行役員	前田　孝一	営業審査第二部　副担当役員	営業審査第二部、 営業審査第三部 副担当役員
執行役員	宿澤　広朗	市場営業部門　副責任役員 兼市場営業統括部長	市場営業統括部長
執行役員	津末　博澄	人事部・人材開発部副担当役員	本店営業第三部長

以　上